Form 20-F
period 2004-12-31
TVA PARANA LTD; COMMERCIAL CABLE TV SAO PAULO LTD; TVA COMMUNICATIONS LTD; TVA SISTEMA DE TELEVISAO S A; TEVECAP S A; TVAPAR SA; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVA PROGRAMADORA LTDA
filed 2005-07-18
CIK 1034036, 1034035, 1034032, 1034031, 1034029, 1086634, 1034038, 1061172

As Filed with the Securities and Exchange Commission on July 15, 2005.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number

Tevecap S.A.

(Exact name of Registrant as specified in its charter)

TEVECAP INC.	THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Av. das Nações Unidas, 7221 - 7º andar

São Paulo, SP Brazil

05425-902

(Telephone:  55-11-3037-5127)

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

12-5/8% Senior Notes due 2004 and 2009 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., CCS Camboriú Cable System de Telecomunicações Ltda., TVA Programadora Ltda. and TVAPAR S.A.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

485,220,440 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

YES   ☒       NO ☐

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17  ☐  ITEM 18  ☒

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.	FINANCIAL INFORMATION

ITEM 9.	THE OFFER AND LISTING

ITEM 10.	ADDITIONAL INFORMATION

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

ITEM 16B.	CODE OF ETHICS

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

GLOSSARY

FINANCIAL STATEMENTS

i

EXPLANATORY NOTE

Presentation of Certain Information

This Annual Report on Form 20-F for the year ended December 31, 2004 is referred to herein as the “Annual Report.”

Tevecap S.A. (“Tevecap” and, together with its subsidiaries, “TVA” or the “Company”) is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil.  The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated financial statements of Tevecap and its subsidiaries (the “Tevecap Financial Statements” and, together with the financial statements of CCS Camboriú Cable System de Telecomunicações Ltda. included in Item 19 of this Annual Report, the “Financial Statements”).  Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2004 of R$2,6544 = U.S.$1.00.  Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date.  See Item 3, “Key Information—Selected Financial Data—Exchange Rates.”

Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto.  All references in this Annual Report to (i) ”U.S. Dollars,” “dollars,” “$” or “U.S.$” are to United States dollars and (ii) “reais,” “real” or “R$” are to Brazilian reais.

Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 2000 population census figures compiled by the Instituto Brasileiro de Geografia e Estatística (“IBGE”) and the Company’s knowledge of its markets.  There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 2000 census.  Unless otherwise indicated, references to the number of the Company’s subscribers are based on Company data as of December 31, 2004.  Data concerning total MMDS and Cable subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associação Brasileira de Telecomunicações por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, the Company’s knowledge of its pay television systems and those of the Operating Ventures, and public statements of other Brazilian pay television providers.  Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy.  The term DIRECTV® (“DIRECTV”) is a registered trademark of Hughes Electronics Corporation and refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America.

Forward-Looking Statements

This Annual Report contains statements which are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief or current expectations of the Company or its officers.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors.  Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

ii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The selected financial data as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report.  The selected financial data as of December 31, 2002, 2001 and 2000 and for each of the two years in the period ended December 31, 2001 have been derived from audited financial statements of the Company that are not included elsewhere in this Annual Report.

As required by Brazilian law, and in accordance with local accounting practices, the financial records of Tevecap and its subsidiaries are maintained in the applicable Brazilian currency (the real).  However, the Financial Statements are presented in U.S. dollars in accordance with U.S. GAAP.  In order to prepare the Financial Statements, the Company’s accounts have been translated from the applicable Brazilian currency, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report.  Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis.

SELECTED FINANCIAL AND OTHER DATA

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Consolidated Statement of Operation:
Gross revenues
Monthly subscriptions	$94,263	$83,794	$83,138	$90,218	$101,201
Installation	983	1,211	1,099	270	968
Indirect programming (a)		—	—	—	357
Advertising	1,826	2,586	1,624	1,005	2,503
Additional services and others (b)	6,027	3,781	3,907	16,413	20,049
Total gross revenue	103,099	91,372	89,768	107,906	125,078
Direct operating expenses (c)	42,298	41,461	43,963	51,296	55,402
Taxes on revenues (d)	14,394	13,038	12,444	15,636	13,145
Selling, general and administrative expenses	19,772	17,108	18,656	31,420	37,550
Depreciation and amortization	24,356	23,683	28,017	34,364	43,290
Tax recovery program	—	5,029	—	—	—
Other operating (income) expense, net (i)	3,315	3,671	4,281	1,762	(2,611)
Total operating expenses	104,135	103,990	107,361	134,478	146,776
Operating Income (loss) from continuing operations	(1,036)	(12,618)	(17,593)	(26,572)	(21,698)
Nonoperating (income) expenses
Interest expense, net	20,717	16,624	15,233	37,849	45,069
Foreign Currency transaction (income) loss, net	(3,561)	(11,019)	31,520	11,067	4,816
Other nonoperating expenses (income), net (i)	(8,443)	5,897	590	(2,046)	(43,249)
Income tax expense	9,171	19,382	79	—	2,517
Equity in (income) losses of affiliates, net (e)	723	(3,503)	6,401	2,375	2,004
Net income (loss)	(19,643)	(39,999)	(71,416)	(75,817)	(32,855)

	Year Ended December 31,
	2004	2003	2002	2001	2000

Other data:
Purchase of property, plant and equipment	13,085	11,223	11,195	30,722	26,716

Ratio of earnings to fixed changes (f)	—	—	—	—	—

Cash Flow Data:
Net cash provided by operating activities	20,176	9,233	25,795	11,695	2,954
Net cash used in investing activities	(13,085)	(11,082)	(4,942)	3,823	6,030
Net cash (used in) provided by financing activities	(5,825)	927	(11,620)	(33,739)	(2,746)

Selected Operating Data:
Pay TV
Number of Subscribers (g)	293,548	284,190	300,621	359,282	345,823
Average monthly revenue per Subscriber (h)	$29.57	$25.50	$21.24	$24.56	$28.08
Internet Broadband - Residential
Number of Subscribers (g)	28,410	18,773	14,116	9,527	6,320
Average monthly revenue per Subscriber (h)	$28.31	$27.39	$21.65	$29.72	$32.10
Internet Broadband - SOHO
Number of Subscribers (g)	1,780	1,410	839	526	138
Average monthly revenue per Subscriber (h)	$167.56	$161.12	$162.59	$263.86	na

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	1,368	292	245	634	1,609
Property, plant and equipment, net	68,220	76,317	76,907	149,594	182,511
Total assets	102,683	107,931	111,475	198,834	279,357
Loans payable to related companies	49,634	39,712	12,117	7,016	141,122
Long-term liabilities	152,203	69,380	86,298	83,177	230,765
Redeemable common stock	27,599	24,201	99,365	115,252	151,260
Total shareholders’ deficit	(120,317)	(89,431)	(119,618)	(54,764)	(162,049)

Notes to Selected Financial and Other Data

(a)          Represents revenues received by the Company for selling programming to the Independent Operators.

(b)         Includes Advertising and Other revenues (such as cable modem fee, frequencies lease, wholesale, technical assistance).

(c)          Represents costs directly related to the subscriber base and new installations evolution.

(d)         Represents various non-income based taxes paid on certain of the Company’s gross revenue items with rates ranging from 3.65% to 15.15%.

(e)          Represents the Company’s pro rata share of the Net loss or income of its equity investments and minority interest.

(f)            For the five years ended December 31, 2004, earnings were insufficient to cover fixed charges by $9,797, $24,120, $64,936, $73,726 and $31,342, respectively.  In calculating the Ratio of earnings to fixed charges, earnings represents pre-tax Net loss before minority interest, Equity in (losses) income of affiliates, plus fixed charges.

(g)         Represents the number of subscribers as of the last day of each period.

(h)         Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

(i)             As discussed in Note 27 to the Company’s consolidated financial statements, the Company’s management determined that a permanent impairment loss recorded on certain equity method investments should have been classified as a non-operating expense during the year ended December 31, 2003.  This reclassification did not impact the Company’s shareholders’ deficiency, working capital, net loss or cash flows as of and for the year ended December 31, 2003 as previously reported.

Exchange Rates

Until March 2005, there were two legal foreign exchange markets in Brazil: the commercial rate exchange market (the “Commercial Market”) and the floating rate exchange market (the “Floating Market”).  The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad.  The “Floating Market Rate” generally applied to transactions to which the Commercial Market Rate did not apply.  As of March 4, 2005, the National Monetary Council issued Resolution No. 3,265 unifying the Floating Market and the Commercial Market.  Despite such unification of the foreign exchange markets, the transactions that used to be carried out in the Commercial Market generally still require prior registration with and the approval of the Central Bank.

Foreign exchange rates are freely negotiated but are strongly influenced by the Central Bank.  After the implementation of the Real Plan, the Central Bank initially allowed the real to float with minimal intervention.   On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuação) in which the exchange rate between the real and the U.S. dollar would fluctuate.  From 1995 through 1998, the Central Bank periodically adjusted the trading band upward.

On January 13, 1999, the Central Bank attempted a limited devaluation of the real by modestly elevating the band width in which the real was allowed to trade.  When this limited devaluation proved unsuccessful, the Central Bank announced that it would no longer use its foreign currency reserves to protect the value of the real (with the exception of limited interventions to restrain abrupt fluctuations in the exchange rate), thereby allowing the real to float freely against other currencies.  Consequently, in the weeks following the initial devaluation, the real has lost more than 40% of its value against the U.S. dollar.  There can be no assurance that the Central Bank will not institute a new band in the future or that the real will not devalue further.

On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999.  Pursuant to such resolution, the Central Bank ordered the banks authorized to operate in the Commercial Market to unify their positions in the two different markets then in place.  During the period from the unification of the banks’ positions in the Commercial Market and the Floating Market until the final unification of such markets into one single foreign exchange market in 2005, the exchange rates offered in both markets had identical pricing and liquidity.

The following table provides the foreign exchange rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

	Exchange Rates of reais per U.S. $1.00
	Low	High	Average(1)	Period End
Year Ended:

December 31, 2000	1.723400	1.984700	1.830200	1.955400
December 31, 2001	1.935700	2.800700	2.350600	2.320400
December 31, 2002	2.270900	3.955200	2.923600	3.533300
December 31, 2003	2.821900	3.662300	3.078300	2.889200
December 31, 2004	2.654400	3.205100	2.926200	2.654400

Month Ended:

January 31, 2005	2.624800	2.722200	2.690300	2.624800
February 28, 2005	2.562100	2.632000	2.599900	2.595000
March 31, 2005	2.601100	2.762100	2.705000	2.666200
April 30, 2005	2.519500	2.659800	2.581700	2.531300
May 31, 2005	2.378400	2.531300	2.451600	2.403800
June 30, 2005	2.350400	2.489100	2.143400	2.350400

(1)  Calculated as the average of the month-end exchange rates during the relevant period.

Source: Central Bank of Brazil.

On July 14, 2005, the Commercial Market rate (sell) as reported by the Central Bank was R$2.3433 per U.S.$1.00.

For a description of certain applicable exchange controls, see Item 10, “Additional Information—Exchange Controls.”  See also Item 3, “Key Information—Risk Factors—Factors Relating to Brazil.”

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Before making any investment decision, investors should carefully read this entire Annual Report and should consider carefully, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, certain matters with respect to debt securities issued by Brazilian companies, including, without limitation, those set forth below.

Factors Relating to the Company

The Company has incurred substantial operating losses and there is doubt about the Company’s ability to continue as a going concern.

Since the Company’s inception in 1989, the Company has been developing the Company’s businesses and continue to sustain substantial operating losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization.  Net losses incurred have been funded principally by capital contributions from shareholders, borrowings under shareholder loans, dispositions of non-strategic assets, bank loans and other borrowings made from time to time.  The Company’s management has undertaken efforts to generate the cash flow necessary to meet the Company’s cost structure, including the sale of non-strategic assets, the reduction of indebtedness and internal cost-cutting measures.

The Company’s consolidated financial statements for the year ended December 31, 2004 have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1.2 to the Company’s financial statements for the year ended December 31, 2004, the Company’s recurring losses from operations, working capital deficiency and shareholder deficit raise substantial doubt about the Company’s ability to continue as a going concern.  The audit report on the Company’s financial statements for the year ended December 31, 2004 includes an explanatory paragraph relating to this matter.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company operates in a competitive pay television industry.

The pay television industry in Brazil is, and is expected to continue to be, highly competitive.  The Company competes with providers of pay television services utilizing Cable, MMDS and DBS technology delivery systems and any new delivery systems which may be introduced, as well as existing off-air broadcast television networks, movie theaters, video rental stores, internet service providers and other entertainment and leisure activities generally.

The success of the Company’s operating strategies is subject to factors that are beyond the control of the Company and difficult to predict due, in part, to the limited history of pay television services in Brazil. Consequently, the size of the Brazilian market for pay television, the rates of penetration of that market, the acceptance of pay television by subscribers and commercial advertisers, the sensitivity of potential subscribers to the price of installation and subscription fees and the extent and nature of the competitive environment in the Brazilian pay television industry are uncertain.

Voice over Internet Protocol is an uncertain regulatory area, and changes in regulation may affect the Company’s ability to succeed in this market.

Voice over Internet Protocol (VoIP) is a new industry in Brazil, and the regulatory environment with respect to this technology is still uncertain.  Changes in the regulation of the Company’s business activities with respect to VoIP, including decisions by regulators affecting the Company’s operations (such as the granting or renewal of licenses or decisions as to the telephone rates the Company may charge its customers) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Company’s ability to succeed in the VoIP market and hurt the Company’s financial position.  Although the Company attempts to minimize this risk by utilizing its own SCM license and a partnership with a telephony provider licensed for STFC services by ANATEL in the provision of VoIP services, any new regulations could have a material adverse effect on the VoIP industry as a whole and on the Company in particular.

The Company must experience growth in the Company’s subscriber base in order to sustain the Company’s business operations and prospects.

Over the past three years, the Company has pursued a strategy of reduction of the number of unprofitable customers, allowing the Company to improve the programming and customer service that the Company is able to provide to profitable customers.  In 2004 the Company’s pay television subscriber base returned to growth, with a 3% increase during the year (7% in the Company’s cable operations in São Paulo), while the broadband Internet customer base grew by 51% (71% in São Paulo).  In order for the Company to sustain its business operations and prospects, the Company must continue to experience growth in the ensuing years.  The Company cannot assure you that it will experience growth in its subscriber base, or that the rate of growth will be sufficient to allow the Company to continue the Company’s operations.

The Company’s activities are extensively regulated.

Substantially all of the Company’s business activities are regulated by the federal Agência Nacional de Telecomunicações (Brazilian Telecommunications Agency, or “ANATEL”).  Such regulation relates to, among other things, licensing, local access to Cable and MMDS systems, commercial advertising, and foreign investment in Cable and MMDS systems. Changes in the regulation of the Company’s business activities, including decisions by regulators affecting the Company’s operations (such as the granting or renewal of licenses or decisions as to the subscription rates the Company may charge its customers) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Company.  ANATEL has the authority to grant Cable and MMDS licenses pursuant to public bidding processes.  The Company is unable to predict what impact, if any, such public bidding will have on its ability to launch and operate new systems. Any new regulations could have a material adverse effect on the subscription television industry as a whole and on the Company in particular.

The Company may require additional financing.

If the Company fails to meet its projected operating results or its capital needs exceed its projected requirements, the Company may require substantial investment on a continuing basis to finance its corresponding capital expenditures. The Company may also require substantial additional capital for any new pay television license acquisitions or investments or acquisitions of entities holding such licenses, or for any investments in or acquisitions of other existing pay television operations in order to further expand the Company’s operations. The amount and timing of the Company’s future capital requirements will depend upon a number of factors, many of which are not within the Company’s control, including subscriber growth and retention, programming costs, capital costs, marketing expenses, staffing levels, and competitive conditions. There can be no assurance that the Company’s future cash requirements will not increase as a result of unexpected developments in the Brazilian pay television industry.  Failure to obtain any required additional financing to meet these requirements could adversely affect the growth of the Company and, ultimately, could have a material adverse effect on the Company.

The Company’s debt obligations are subject to foreign exchange risk.

A significant portion of the debt obligations of the Company (i.e., the Senior Notes) are denominated in U.S. dollars, while the Company generates revenues only in Brazilian reais.  The Company also incurs a significant portion of its programming costs in U.S. dollars. Consequently, a significant devaluation of the real against the U.S. dollar can significantly affect the Company’s ability to meet its obligations and fund its capital expenditures, and could adversely affect its results of operations.  In addition, shifts in currency exchange rates may have a material adverse effect on the Company and may force the Company to seek additional capital, which may not be available to it.  While the Company may consider entering into transactions to hedge or otherwise share with programmers the risk of exchange rate fluctuations, it may not be possible for the Company to obtain such arrangements on commercially satisfactory terms.

The Company’s industry is subject to rapid changes in technology.

The pay television industry as a whole is, and is likely to continue to be, subject to rapid and significant changes in technology.  The Company is presently upgrading its Cable system in São Paulo and, in the near future, its MMDS systems to offer digital services and believes that, for the foreseeable future, existing and developing alternative technologies will not materially adversely affect the viability or competitiveness of its pay television business.  However, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources in the development or implementation of new competitive technologies.

The Company has limited assets and depends on its subsidiaries to repay indebtedness.

Tevecap’s operations are conducted through, and substantially all of Tevecap’s assets are owned by, Tevecap’s direct and indirect subsidiaries. The ability of Tevecap to meet its obligations in respect of its indebtedness, including the Senior Notes, will depend on, among other things, the future performance of such subsidiaries (including the Guarantors) and the ability of Tevecap to refinance such indebtedness at maturity (or upon early redemption or otherwise).  In addition, the ability of Tevecap’s subsidiaries to pay dividends and make other payments to Tevecap may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may become subject.  In particular, Brazilian companies are allowed to distribute dividends only if, after a given fiscal year, its net profits exceed accumulated losses.  In addition, the property and assets (including receivables) of certain of Tevecap’s subsidiaries have liens placed upon them pursuant to existing and future financings.

Because the Company has engaged in a significant number of related party transactions, the Company’s financial statements may not be truly representative of the Company’s financial position.

The Company has engaged in a significant number and variety of related party transactions, including, without limitation, transactions with respect to administrative services, including payroll, human resources, accounting, tax, finance and legal services; publishing and advertising; financing transactions; and licenses.  Although the Company believes such transactions are conducted on an arm’s-length basis, the Company has not performed any studies or analyses to determine whether the terms of past transactions with related parties have been equivalent to arm’s-length transactions and cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party.  If the Company was to be unable to obtain these services from its affiliates, the Company’s financial position may be adversely or positively affected.

Factors Relating to Brazil

Brazilian political and economic conditions may have a material adverse effect on the Company.

The Brazilian economy has been characterized by significant involvement by the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and other economic policies have often involved wage and price controls, modifications to the Central Bank’s base interest rates, and other measures, such as the freezing of bank accounts, which occurred in 1990.

The Brazilian government’s economic policies may have important effects on Brazilian corporations and other entities, including the Company, and on market conditions and prices of Brazilian securities.   The Company’s financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•                  devaluations and other exchange rate movements;

•                  inflation;

•                  exchange control policies;

•                  social instability;

•                  price instability;

•                  energy shortages;

•                  interest rates;

•                  liquidity of domestic capital and lending markets;

•                  compliance with IMF performance guidelines;

•                  tax policy; and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

In addition, in October 2002, Brazilians elected Luiz Inácio Lula da Silva, a workers’ party candidate that has in the past voiced opposition to market reforms and the repayment of Brazil’s external debt, as their new president.    Although the da Silva administration has largely continued the free market policies of the prior administration, the Company cannot predict the effect that the policies of the da Silva administration may ultimately have on Brazilian economic conditions or on the Company’s financial condition and results of operations.

Devaluations of the Brazilian real may negatively affect the financial results of the Company.

The exchange rate between the real and the U.S. dollar, the relative rates of real devaluation and the prevailing rates of inflation have affected the Company’s financial results and may continue to do so in the future.  A substantial portion of the Company’s indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to the U.S. Dollar and other foreign currencies.

After its introduction on July 1, 1994, the real initially appreciated against the U.S. dollar, and concerns arose about the overvaluation of the real relative to the U.S. dollar.  To address such concerns and to avoid a rapid devaluation of the real, in March 1995 the Brazilian Government established a trading band for the real against the U.S. dollar with a view to a gradual devaluation of the real.  As a result of economic instability in Brazil in late 1998 and early 1999, the trading band was abandoned, resulting in a significant devaluation of the real against the U.S. dollar.  Since January 1, 1999, the real/U.S. dollar exchange rate has ranged from a low of R$1.21 per U.S.$1.00 on January 4, 1999 to a high of

R$3.9552 per U.S.$1.00 on October 22, 2002.  There can be no assurance that the real will maintain its current value.  It is uncertain whether the Brazilian Government will reimplement the trading band policy or any other type of currency exchange control mechanism.  See Item 10, “Additional Information – Exchange Controls.”

Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect the Company.  In addition, a significant devaluation generally results in a curtailment of access to foreign financial markets for the Company and can lead to government intervention, including recessionary government policies.

The purchase and sale of foreign currency in Brazil is subject to governmental control.

The purchase and sale of foreign currency in Brazil is subject to governmental control.  Since 1983, the Central Bank has centralized certain payments of principal on external obligations.  The Central Bank also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

It is uncertain whether in the future the Brazilian Government will institute a more restrictive exchange control policy.  Such a policy could affect the ability of Brazilian debtors (including the Company) to make payments outside of Brazil to meet foreign currency obligations under foreign currency-denominated liabilities, including the Senior Notes.  Many factors beyond the control of the Company may affect the likelihood of the Government’s imposition of such restrictions at any time.  Among such factors are:

•                                          the extent of Brazil’s foreign currency reserves;

•                                          the availability of sufficient foreign exchange on the date a payment is due;

•                                          the size of Brazil’s debt service burden relative to the economy as a whole;

•                                          Brazil’s policy towards the International Monetary Fund; and

•                                          political constraints to which Brazil may be subject.

The Government has not imposed any restrictions on payments by Brazilian issuers in respect of securities issued in the international capital markets to date.  However, it may choose to impose such restrictions in the future if necessary.  See Item 10, “Additional Information – Exchange Controls.”

Brazil has experienced periods of extreme inflation.

Until mid-1994 Brazil experienced extremely high rates of inflation.  The inflation contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

After the introduction of the Real Plan, the rate of inflation as measured by the IGP-DI fell steadily to 1.71% in 1998.  Inflation increased to 19.98% in 1999 as a result of the devaluation of the real in January 1999, decreased to 9.81% for 2000, reached 10.40% in 2001 and increased to 26.41% in 2002.  In 2003 the annual inflation rate decreased to approximately 7.67%.  In 2004 the annual inflation rate was 12.14%.  It is uncertain whether future actions of the Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate those experienced since the introduction of the Real Plan or whether any increase in inflation will have a material adverse effect on the results of operations and financial condition of the Company.

The availability of credit in the Brazilian market may be limited by external events.

A number of developments or conditions have significantly affected the availability of credit in the Brazilian economy.  External events have from time to time resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.  Such events include the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998, the currency instability that Brazil faced in 1999, and the ongoing recession in Argentina.  To defend the real during such events and to control inflation, the Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit.  It is uncertain whether these disruptions in the Brazilian economy will adversely affect the Company’s financial condition or results of operations.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

TVA is a major pay television operator in Brazil and one of the country’s primary pay television programming distributors.  In 1989, TVA was the first to provide pay television services in Brazil.  TVA presently offers pay television and Internet broadband services utilizing cable and MMDS distribution technologies to nearly 294,000 direct pay television subscribers and 31,000 broadband Internet subscribers (residential and corporate).  TVA is a majority-owned subsidiary of Abril Comunicações S.A. (“Abril”), an affiliate of Editora Abril, one of Latin America’s largest communications groups.  TVA’s other beneficial shareholders are Falcon International Communications (Bermuda) L.P. (“Falcon International”) and JP Morgan Partners LLC (“JPM”).  In addition, until December 2003, TVA’s other main shareholders included affiliates of The Hearst Corporation (“Hearst”) and ABC. Inc. (“ABC”).

TVA conducts its pay television operations through two wholly-owned operating systems: TVA Sistema de Televisão S.A. (“TVA Sistema”) and TVA Sul Paraná Ltda. (“TVA Sul”).  Through its MMDS and Cable systems, TVA serves six cities with a combined metropolitan area population of approximately 27 million, including three of the seven largest cities in Brazil: São Paulo (population of 12.8 million), Rio de Janeiro (population of 10.7 million) and Curitiba (population of 2.7 million).

TVA is in the midst of an upgrade of services for its pay television subscribers.  In September 2004, TVA launched a significant upgrade of the services for its cable customers in São Paulo by offering digital services, which allow cable customers to access an electronic programming guide, view additional channels, including pay-per-view and audio channels, and select a number of languages and subtitles in which to view programs.  In addition, in 2005 TVA will initiate the upgrade of services for its MMDS customers in São Paulo to digital services.

TVA is the first Brazilian cable pay television operator to provide digital services, including digital video recorders (“DVRs”) services to its customers.  DVRs offer improved video and audio quality as compared to current Cable and Ku-Band services, and allow customers to pause, rewind and record live television.   DVR service is a first step in launching video-on-demand (“VOD”) services, which will provide customers with access to such services as home shopping, games, and movies on demand.  VOD services will have a competitive price compared to video rental, and customers will not need to leave their homes to access a significant selection of products, games and movies.  Interactivity will allow customers to send and receive information regarding programming and other areas of interest.

In addition, TVA provides high speed Internet services in the São Paulo and Rio de Janeiro metropolitan areas through TVA Sistema under the “Ajato” brand.  Ajato, the first broadband high speed internet service provider created in Brazil, is a Portuguese language content and service portal offering multimedia, real video, music and video conferencing services, among others.  TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato.  In 2003, in an affiliation with Editora Abril, Ajato began offering Veja SP and Veja RJ, portals through which subscribers have exclusive access to the São Paulo and Rio de Janeiro local editions of Veja (Brazil’s most popular weekly magazine) and other publications of Editora Abril.

In addition to exploring synergistic opportunities with Editora Abril, since 2002 TVA has developed alliances with third parties for the utilization of its Cable and MMDS networks to provide a variety of communications services.

Through such alliances, TVA was the first Brazilian pay television company to offer pay-per-band services (2003), Wi-Fi services (2004) and voice over internet protocol (VoIP) services (2004).

As of December 31, 2003, TVA also held a minority interest in Canbras TVA Cabo Ltda., TV Cabo Santa Branca Comércio Ltda. and Canbras Paraná Ltda. (collectively, “Canbras TVA”), which together provide cable television services to an additional 19 cities with a total population of 2.9 million.  In October 2003, TVA entered into an agreement to sell its entire equity interest in each of Canbras TVA to Horizon Cablevision do Brasil S.A.  The federal Agência Nacional de Telecomunicações (Brazilian Telecommunications Agency, or ANATEL) approved this sale on June 16, 2004, and all other conditions precedent to the closing of the sale were waived by the parties during the first half of 2004.  As of the date hereof, the equity interest in each of the listed Canbrás entities has been transferred to Horizon Cablevision do Brasil S.A. and Abril Comunicações S.A., TVA’s main shareholder, received the entire proceeds of the sale in the amount of US$5.5 million for which TVA recognized a shareholders’ receivable.   In addition, upon the consummation of this sale, the Association Agreement dated June 14, 1995 among TVA, TVA Sistema de Televisão S.A., Canbrás TV a Cabo Ltda., TV a Cabo Santa Branca Ltda., and Canbrás Participações Ltda. was terminated.

TVA significantly reduced its indebtedness in 2001 through the capitalization of loans in the aggregate principal amount of U.S.$123.2 made to TVA under the Abril Credit Facility.  TVA’s total indebtedness was U.S.$223.9 million as of December 31, 2000.  As of December 31, 2004, TVA’s indebtedness was approximately U.S.$110.1 million, of which U.S.$60.5 million consisted of obligations to third parties (principally the Senior Notes) and U.S.$49.6 million consisted of indebtedness under the Abril Credit Facility.   See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Since 1999 the Company has concluded the sale of its interests in programming ventures in order to focus its activities primarily on the distribution of programming through Cable and MMDS systems.  In November 1999, TVA concluded the sale of its 50% equity interest in ESPN Brasil, the provider of ESPN Brasil programming, to ESPN Brazil, Inc., which previously held the remaining 50% equity interest.  In July 2000, TVA concluded the sale of its 24.0% equity interest in HBO Brasil Partners, the provider of HBO Brasil programming, to the remaining holders of HBO Brasil Partners.  Finally, in November 2000, the Company concluded the sale of its Eurochannel operations to Multithématiques, a European programming operator.   In consideration for the sale of these programming-related assets, the Company received net proceeds of approximately $54.9 million.

During the three years ended December 31, 2004, the Company incurred capital expenditures of approximately $35.5 million, primarily in connection with the purchase of reception equipment, converters for installation throughout its Cable and MMDS systems in Brazil, other equipment required to upgrade its Cable and MMDS networks and the development of its internet operations.  Management estimates that $21.0 million will be required in 2005, principally in connection with the purchase of installation materials and equipment, Cable and MMDS technological upgrades (including the introduction of digital services) and the development of its pay TV and internet operations (including the replacement of Churn and the increase of the subscriber base).   Management estimates that approximately 85% of such investments are variable (due to growth of the subscriber base and Churn replacement) and that the payback for such investments will occur within a six month period (for analog services and broadband internet services) or a 12-month period (for digital services).

Tevecap S.A. is a corporation of unlimited duration under the laws of the Federative Republic of Brazil.   Tevecap’s registered office is located at Av. das Nações Unidas, 7221 - 7º andar, São Paulo, 05425-902 SP, Brazil (telephone: +55-11-3037-5127).

B.  Business Overview

Business Strategy

The Company’s business strategy is focused on creating long-term relationships with its customers by offering quality programming and multiple communications services for all age groups.   The Company is taking advantage of technological developments to use its core Cable and MMDS infrastructure to provide high speed data transmission, interactive services and other telecommunications services over its Cable and MMDS systems and to take advantage of possible deregulation and the growing demand for these services in Brazil.  The Company is upgrading its MMDS and

Cable systems to provide digital and VoIP services and continues to explore the development of digital compression of MMDS signals for pay television and Internet services.  In addition, through Ajato, the Company provides high-speed broadband Internet services through its Cable network in the São Paulo and Rio de Janeiro metropolitan areas and was the first company in Brazil to provide customers with a single source of “triple-play” (video, data and voice) multimedia services.

The Company seeks to increase its penetration in existing markets by:  (i) expanding the range of TVA’s Cable systems by seeking pre-wiring arrangements with residential housing developers (infrastructure saturation), (ii) improving the general quality and coverage of TVA’s MMDS systems by using digital compression and signal repeater technology and (iii) maximizing penetration by offering flexible tiered subscription options and developing programming packages to appeal to more households.  TVA’s programming, unlike that of its primary competitors, is provided through encoded signals and fully addressable converters, thereby permitting the creation of a variety of programming packages.  TVA’s tiered programming packages allow subscribers to customize their programming packages and offer a greater number of choices in terms of pricing and types of programming.  The Company expects that these tiered programming packages will attract new subscribers, including members of the C class, as well as retain current subscribers, thereby reducing Churn.  In addition, TVA constantly seeks strategic partnerships that allow the Company to “bundle” the services of other providers with TVA’s own services utilizing TVA’s infrastructure and management services.

Programming Distribution and Markets

In the second half of 2004, TVA began offering flexible tiered subscription options and developing customized programming packages to allow subscribers to choose from a greater number of options in terms of pricing and types of programming.  TVA intends that these tiered programming packages should attract new subscribers, as well as retain current subscribers, thereby reducing Churn.

The following table sets forth information regarding the markets in which TVA operates pay television systems and distributes programming, as of December 31, 2004:

	Service Launch Date	TV Homes(a)	Class ABC TV Homes(a)	Subscribers	Average Revenue per Month per Subscriber		Pay Television Programming Channels Offered
Owned Systems:
MMDS

TVA Sistema
São Paulo	September 1991	2,258,831	785,288	34,632	U.S.$	28.97	29
Rio de Janeiro	March 1992	1,907,346	1007,975	62,465	U.S.$	27.88	29

TVA Sul
Curitiba	March 1992	426,836	241,405	5,869	U.S.$	18.90	15

Cable(b)

TVA Sistema
São Paulo	October 1994	667,426	444,297	147,231	U.S.$	31.12	67 analog/
					(analog)		78 digital
					U.S.$	47.46
					(digital)

TVA Sul
Curitiba	January 1995	317,468	158,896	20,276	U.S.$	29.23	60
Camboriú	June 1996	22,925	14,854	9,802	U.S.$	26.60	55
Foz do Iguacu	June 1996	105,894	42,944	6,981	U.S.$	20.47	60
Florianopolis	September 1996	202,549	124,924	6,292	U.S.$	28.25	57

Total MMDS and Cable Subscribers				293,548
Subscribers Awaiting Installation				406
Total Subscribers				293,954

(a)          This data is based on information provided by Pay TV Survey and IBGE.

(b)         TVA’s cable systems in São Paulo, Curitiba, Camboriú, Foz do Iguaçú and Florianópolis have approximately 668,191, 201,615, 19,890, 18,060 and 29,822 Homes Passed, respectively, as of December 31, 2004.

Brazilian Pay Television Market

Brazil is the largest television and video market in Latin America with an estimated 41 million TV Homes which, as of December 31, 2004, watched on average approximately 2.3 hours of television per day.  In residences that have access to free television, pay television, Internet services, newspapers and magazines, pay television is the leader in terms of share of time, with a 24% share, in spite of its relatively recent entry into the market.  Approximately 7 million television sets and 3 million DVD units were sold in Brazil during 2004.  The pay television industry in Brazil began in 1989 with the commencement by TVA of UHF service in São Paulo.  As of December 31, 2004, there were an estimated 3.5 million pay television subscribers, representing approximately 8.4% of Brazilian TV Homes.  By comparison, as of December 31, 2004, 75% of TV Homes in Argentina, 18.9% of TV Homes in Mexico and 82% of TV Homes in the United States of America subscribed to pay television.  Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide Ku-Band transmission systems.  In addition, management expects that the pay television industry in Brazil will undergo a period of consolidation in the near future due to the failure of the industry to grow as expected since its inception and the need by pay television companies to increase numbers of subscribers and revenue in order to reach or maintain profitability.

Distribution Operating Systems

TVA distributes content through Cable and MMDS distribution technologies.  The availability of these two distribution technologies enables TVA to exploit the income and population characteristics, topography and competitive dynamics of each of its markets.

MMDS

TVA operates Brazil’s largest MMDS network and serves the country’s major metropolitan areas.  MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems.  Content is broadcast by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber’s home or dwelling unit.  At the subscriber’s location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set.  All of TVA’s MMDS systems use addressable converters, which allow TVA to offer tiered pricing options that are expected to attract new customers, retain existing customers and reduce Churn.  In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of 35 kilometers, expandable to 50 kilometers, depending on the technical capability of the operator and viable economic business models.  Tall buildings and other tall structures may block reception of MMDS signals, although the Company is experimenting transmissions with NLOS (non-line of sight) MMDS technology that would avoid such blockages and allow the Company to defer costly investments, in particular for Internet services.  MMDS is being used in other emerging pay television markets such as Venezuela, Hong Kong and Mexico, where Cable has a strong incumbent position.

TVA owns four MMDS licenses and operates MMDS systems in São Paulo, Rio de Janeiro, Curitiba and Porto Alegre, which have an aggregate population of approximately 26.1 million.  TVA serves 102,966 MMDS subscribers in these cities.  TVA’s MMDS systems offer between 15 and 29 analog channels, although in the São Paulo and Rio de Janeiro metropolitan areas the Company’s concession permits it to use all 31 frequencies currently available in these markets.

In 2004, TVA concluded the technical preparations and finalized tests for the provision of Digital MMDS services, thereby preparing the infrastructure for the launch of digital services in 2005.

Since 2000 TVA has had ANATEL authorization to utilize, under TVA’s MMDS licenses, the frequencies corresponding to the return channels of its MMDS systems.  TVA presently uses these frequencies, which range from 2170 to 2182 MHz, to provide bi-directional broadband Internet services.

Cable

TVA presently operates Cable systems in São Paulo, Curitiba and three other cities in southern Brazil (Camboriú, Foz do Iguaçú and Florianópolis).  Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable.  Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal.  The content is collected from providers in the headend, then processed and fed into the distribution path (trunk and distribution cable), which consists of coaxial and/or fiber optic cables.  The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber’s house.  Most of TVA’s systems are constructed with 750 MHz bandwidth capacity , which allow a larger data transmission as compared to other Brazilian operators and enables TVA to provide interactive services, including Internet and telecommunications services.  In São Paulo, the entire network is constructed with 750 MHz capacity.  Those systems that are not constructed with 750 MHz capacity are equipped with 550 MHz capacity, which is readily upgradeable to 750 MHz capacity.  TVA launched its Ajato high-speed internet service through its Cable system to subscribers in São Paulo in 1999.   In addition, TVA’s Cable systems use fully addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber’s service from the headend on short notice.

TVA, through TVA Sistema and TVA Sul, owns six Cable licenses and operates Cable systems in São Paulo, Curitiba (where TVA originally owned three licenses that were later merged into one license), Camboriú, Florianópolis and Foz do Iguaçú, which have an aggregate population of approximately 16.6 million and 190,582 subscribers.

As of December 31, 2004, TVA had deployed approximately 4,393 kilometers of its Cable network, including 189 kilometers of fiber optic cable, consisting of a 701 kilometer fiber optic loop in São Paulo and a 118 kilometer fiber optic network serving Curitiba, Camboriú, Foz do Iguaçú and Florianópolis.  As of December 31, 2004, TVA’s

Cable systems passed 668,191 homes in São Paulo, 201,615 homes in Curitiba and a total of 937,578 homes throughout all of TVA’s Cable systems.

TVA currently offers between 55 and 73 analog and digital channels of programming (including off-air channels) on its Cable systems, depending on the market, and has the capability of offering up to 77 analog and digital channels using up to 550 MHz and 110 analog and digital channels using up to 750 MHz.  During the twelve months ended December 31, 2004, TVA averaged approximately 929 net new Cable subscribers per month.  Following a restructuring period, during which the Company eliminated unprofitable subscribers, the Company’s Cable subscriptions have grown at a profitable and sustainable pace.

TVA Digital

In September 2004, TVA launched a significant upgrade of the services for its cable customers in São Paulo by offering digital services, which allow cable customers to access an electronic programming guide, view additional channels, including pay-per-view and audio channels, and select a number of languages and subtitles in which to view programs.  TVA is the first Brazilian cable pay television operator to provide digital services, including digital video recorders (“DVRs”) services to its customers.   DVRs offer improved video and audio quality as compared to current Cable and Ku-Band services, and allow customers to pause, rewind and record live television.

Internet

TVA, through TVA Sistema, provides high speed Internet services in the São Paulo and Rio de Janeiro metropolitan areas.   “Ajato”  service offers high speed broadband Internet access utilizing TVA’s Cable and MMDS networks.  TVA provides bi-directional Internet services through both its Cable and MMDS systems.

TVA’s “Ajato” service was the first broadband high speed Internet service created in Brazil.  Ajato is a Portuguese language content and service portal offering multimedia and real video services, among others.   Unlike its competitors, Ajato provides internet access and internet service, thereby avoiding the need for its customers to contract a separate internet access provider.  TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato.  In 2003 Ajato was named the best broadband Internet service in Brazil by a poll conducted among Internet users by Info Exame.

In addition, TVA provides broadband Internet services to small and mid-sized companies through its “Ajato Empresas” service.  Ajato Empresas targets companies that have not traditionally had access to broadband Internet services, which TVA estimates comprises approximately 90% of the small and mid-sized companies in the São Paulo and Rio de Janeiro metropolitan areas.   Management of TVA believes Ajato Empresas provides a reasonably priced alternative (with 90% guaranteed bandwidth offer, 98% availability and four hours maximum time to repair) to relatively expensive fiber optic services and less expensive, but lower-quality, ADSL services.

In the fourth quarter of 2002 TVA, upon receiving a license to provide multimedia communications services (SCM), initiated a new version of Ajato that combines the services of an Internet access provider and Internet service provider.   In addition, in 2003 TVA initiated “Ajato Condomínio,” an Internet service directed at apartment buildings, a low price solution to the market.  In 2004 Ajato revised its portfolio of speeds and in 2005 began to offer to the market the fastest speed available to residential customers (2.1 Mbps).

As of December 31, 2004, Ajato had 28,410 residential subscribers and 1,780 corporate clients with a monthly subscription fee of $28.31 and $167.56, respectively, for unlimited internet service.  In the São Paulo metropolitan area, where bidirectional Cable services are provided, approximately 33% of TVA’s pay TV Cable subscribers also subscribe to Ajato.

Voice Over Internet Protocol

In the fourth quarter of 2004, TVA and its partners, Net2Phone Comunicações Ltda. and Primeira Escolha Empreendimentos Ltda., launched voice over internet protocol (VoIP) services, a technology that allows customers to make telephone calls using a broadband internet connection instead of a regular (or analog) phone line.  With this service, customers would be able to call anyone who has a telephone number, including local, long distance, mobile and international numbers through an adaptor, using a traditional phone at a lower cost to the customer.  Currently, no other pay television provider in Brazil presents competition for TVA in the VoIP market.  The management of TVA believes that the VoIP services will attract new customers and establish TVA as a cutting edge service provider in the telephony market.

Programming

TVA, through its MMDS and Analog and Digital Cable systems, currently provides a programming package consisting of 15 to 78 television channels.  TVA programming emphasizes sports, movies, children’s programming and news with a secondary emphasis on general entertainment.

With respect to MMDS and Cable service in TVA’s markets, in 2004 TVA was the sole provider of HBO Brasil, HBO Brasil 2, Cinemax, Max Prime, Disney Channel, E! Entertainment, A&E Mundo, BandNews, BandSports, Eurochannel, Film&Arts, Locomotion, NHK and ART.

In addition, TVA has entered into a number of programming agreements with other international programming providers.  For example, TVA has entered into agreements with Turner Broadcasting Systems Latin America Inc. (Boomerang, Cartoon Network, TNT, CNN International, CNN Español), Fox Latin American Channel Inc. (Fox and National Geographic), Discovery Latin America (People+Arts, Discovery, Discovery Kids and Animal Planet).

TVA currently offers subscribers the following channels, among others:

Movies and Series

HBO Brasil is the dominant first-run pay television movie channel in Brazil, featuring movies and original films and series.  HBO Brasil airs 24 hours a day, offering an average of 12 different films per day with limited commercial slots.  All films are either subtitled or dubbed into Portuguese.  In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP (second audio program) channel.  TVA also offers HBO Brasil 2, transmitting HBO Brasil with a six hour time shift.

HBO Family is a premium cable television channel showing safe and non-violent shows and movies for families, and especially for children.

HBO Plus gives viewers more opportunities to view programs from the network’s total current inventory of movie, specials, series and sports.

AXN is a films and series channel with emphasis on action, adventure, extreme sports and reality shows.

Cinemax is a premium 24-hour movie channel with a film library complementary to that of HBO Brasil.  Cinemax features a different variety of movie each day of the week.

Max Prime is a 24-hour movie channel offering classic and independent movies, “making-of” features and other award-winning movies.  Max Prime differentiates itself from other channels by being a non-sports related channel designed primarily for male viewers.

Eurochannel offers subscribers programs from major European programming distributors, such us Canal +, BBC, Channel 4, TF1, France 2/3, Europe Images and Gaumont.  Eurochannel also offers series, mini-series, documentaries, music and variety shows.

Film & Arts is an arts and movie channel, following the same concept as the U.S. version of the Bravo channel, showing high quality cultural events, such as classical music, jazz, opera, ballet and European movies.

Fox presents movies, as well as programs from the 2,000 titles in the library of Twentieth Century Fox Television International (“Fox”).  Fox also presents American television series, such as 24 Hours, Boston Public and The Simpsons, among many others.

Sony Entertainment is primarily a comedy channel, produced by Sony Pictures Entertainment, Inc., exhibiting popular series such as Friends, My Wife and Kids, 8 Simple Rules and Seinfeld.

TNT is a movie channel that offers the Turner Network Television movie collection, including over 5,000 classic movie titles from Metro Goldwyn Mayer, Inc. pursuant to a non-exclusive agreement with Turner International, Inc.  The movies presented by TNT are broadcast in stereo sound and subtitled or dubbed in Portuguese or Spanish.  In the case of dubbed versions, viewers can listen to the original soundtrack on a SAP channel.

Warner is a family entertainment channel, with new and classic cartoons, movies and special series.

Adult Channels

Canal Adulto is a premium channel featuring a variety of adult programming, including national and international movies, classic movies, animated features and other erotic programs.

Playboy TV is a premium channel composed of series, movies, live programs and specials with famous Playmates of Playboy TV.

Sports

ESPN Brasil, a popular sports channel, provides coverage of Brazilian soccer games and other Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

ESPN International is the second sports channel offered by TVA.  ESPN International offers a number of sporting events, including auto racing, Olympic-style sports, National Football League games, professional tennis matches, Major League Baseball games, and men’s and women’s National Basketball Association games.

BandSports is a 24 hour sports channel, produced locally by TV Band, providing coverage of national and international sporting events, including boxing, auto racing and tennis, as well as a number of sports news programs.

News

BandNews is the first Brazilian headline news program.  Produced locally by TV Band, BandNews presents news 24 hours per day in 15 minute blocks, featuring the most recent events and relevant news in Brazil and abroad.

CNN International features news and information programming, offering international news coverage concerning politics, business, financial and economic developments, 24 hours a day.

CNN Español is the Spanish version of CNN International.

BBC World features primarily news and documentary programming from the British Broadcasting Corporation, and is reknowned for its quality of journalism, depth of coverage, broad worldwide reach and variety of programming.

Bloomberg is 24-hour business & financial news channel providing up-to-the-minute coverage of world financial news & markets.

Educational Programming

Discovery is comprised of programming shown on the U.S. Discovery Channel, based on topics in the areas of nature, science and technology, history, adventure and world cultures.

Discovery Home&Health is a channel offering programming targeted primarily at women from 18 to 45 years old.

Discovery Travel&Living is a channel focusing on travel channel, gastronomy and leisure time that encourages viewers to make good use of their free time and to develop their own lifestyles.

A&E Mundo presents 24 hours per day of documentaries, biographies, mini-series and great moments in sports, music and history, including selected programming from the History Channel.

People+Arts is a 24-hour channel presenting documentaries about arts, personalities and cultures from different countries around the world.

Animal Planet is a family channel offering a variety of wildlife programs provided by the Discovery Network and the BBC.

National Geographic offers quality documentaries on science, wildlife, culture, natural phenomena, and travel adventures.  The channel is a joint venture of National Geographic Television (NGT), Fox Entertainment Group, and the National Broadcasting Company (NBC).

The History Channel offers historical programming, featuring the people and events that have changed the world.  It presents the past in an effort to allow viewers to better understand the world of today.

Music and Entertainment

E! Entertainment Television presents 24 hours per day of reports regarding movies, television, music, fashion and the arts.

MTV Brasil is a 24-hour channel produced by MTV Brasil Ltda., a joint venture company owned by Abril and an indirect subsidiary of Viacom International (Netherlands B.V.).  MTV Brasil is entirely produced in Brazil in Portuguese.  MTV Brasil has licensing agreements with the MTV Network, a division of Viacom International, and transmits a combination of music and other video clips, cartoons and local programming.

Sound Track Channel is a 24 hour channel which features the latest movie and television music across the globe, with programming focused on celebrities, the movie making process, and the latest movie news from Hollywood.

Fashion TV is a 24-hour channel devoted to fashion entertainment, with programming featuring top models, music, fashion parades and photographic productions from the world’s fashion capitals.

Locomotion is an animation channel with programming targeted to adolescents and adults, such as Dr. Keds, South Park and prominent animated works from Japan.

Children’s Programming

Disney Channel offers children’s and family-oriented movies, locally-produced live shows, series, cartoons and specials in Portuguese.

Cartoon Network is an animated cartoon channel targeted to children that offers programs such as The Flintstones, The Jetsons and other classic series.

Discovery Kids is a 24-hour channel featuring the best of Discovery programming for children.

Fox Kids is a 24-hour channel featuring the best of Fox programming for children.

Nickelodeon is a 24-hour channel for children offering programs such as Rugrats and Sponge Bob.

Boomerang offers classic Hanna-Barbera animated programming 24-hours a day and is provided by Turner Broadcasting Systems (TBS).

Ethnic Programming

ART features programming directed at Brazil’s Arab community, including news, sports, films, entertainment programs and other programs from Lebanese television.

Deutsche Welle features programming in German, English and Spanish for the German community in Brazil.

NHK offers programming in Japanese for Brazil’s Japanese community.

RAI offers programming in Italian for Brazil’s Italian community.

RTPi, Radiotelevisão Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news and documentaries, exclusive to TVA.

Pay-Per-View

PPV (only available in TVA Digital) offers six channels that were launched on December 2004.  The PPV channels are segmented into three categories: movies, shows and documentaries.

Operations

Marketing.  TVA periodically conducts marketing surveys to gauge consumer preferences and evaluate new and existing markets. TVA also frequently evaluates the demographics of the subscribers to its programming, seeking to provide programming most in demand.  In each market, TVA’s marketing staff typically applies one or more of the following programs to attract subscribers: (i) television, billboard, magazine and newspaper advertisements, (ii) direct mailings, (iii) telemarketing, (iv) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (v) extensive marketing tied to regional events such as soccer matches, (vi) pre-wiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.  In the second half of 2004 TVA began utilizing multiple advertising strategies, both through Abril and other media sources, in order to publicize the features of its digital cable and MMDS services and attract new subscribers.

Installation.  The installation package delivered to a new subscriber depends upon the type of programming delivery service chosen by the subscriber.  The MMDS installation package features a standard rooftop mount linked to an antenna and related equipment, including a decoder, located at the subscriber’s location.  Cable service requires the installation of a cable line and a decoder at the subscriber’s dwelling.  Once a new subscriber has requested service, the time a subscriber waits for the commencement of service depends on several factors, including type of service, whether the subscriber has access to Cable, whether the subscriber is in a single family home or multiple dwelling unit and whether the topography of the surrounding area makes MMDS service viable.  TVA provides installation service to subscribers, either with its own personnel or through local subcontractors.  In approximately 90% of all cases, TVA installs its service and begins transmitting programming on the same day in which subscription orders are received.

Programming Facilities.  Programming equipment is used to prepare the programming material for transmission via TVA’s MMDS and Cable systems.  The programming equipment inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the multiplexing system.  For programming delivered to TVA as taped material, the programming equipment also compiles the various programming segments, inserting commercial and promotional material.

Subscriber Service.  Management believes that delivering high levels of subscriber service in installation and maintenance enables it to maintain high levels of subscriber satisfaction and to maximize subscriber retention.  To this end, TVA attempts to promptly schedule installations, provides a subscriber service hotline in each of the metropolitan areas in which TVA operates, attempts to promptly provide response repair service, and attempts to make follow-up calls to new subscribers shortly after installation to ensure subscriber satisfaction.  In addition, TVA utilizes a modern outsourced centralized call center in order to provide uniform and consistent customer service in connection with all of its operations.  TVA seeks to instill a subscriber service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning ways to increase subscriber satisfaction.  TVA also has various employee bonus programs linked to measures of subscriber satisfaction.

Management Information Systems and Billing.  Management believes that its information management and billing system (developed by TVA with modern technology based on a Unix plataform, Oracle data base and Oracle application server, compliant with open platform) enables TVA to deliver superior subscriber service, monitor subscriber payment patterns and facilitate the efficient management of each of its operating systems.  Implemented in November 2003, this information management and billing system which generates cost savings of approximately $1 million per year, in addition to gains in productivity and synergies with other administrative functions.  Management believes that TVA’s billing procedures are an integral part of its strategy to maintain high levels of subscriber satisfaction and to maximize subscriber retention.  Subscribers have the option to select the day on which payment for that month’s service is due, out of ten possible dates each month, and pay their bills through payment at a bank, deduction from checking account or with a credit card.

Competition

General

TVA and the Operating Ventures compete with pay television service providers using Cable, MMDS and DBS transmission technologies.  TVA expects to continue to face competition from a number of existing and future sources, including potential competition as a result of new and developing technologies and the easing of regulation in the pay television industry.  TVA believes that competition is and will continue to be primarily based upon program offerings, customer satisfaction, quality of the system network and price.  Since there is a limited history of pay television services in Brazil, there can be no assurance that, based on the potential size of the Brazilian pay television industry, the pay television market will be able to sustain a number of competing pay television providers.  TVA also competes with national broadcast networks and regional and local broadcast stations.

MMDS and Cable Service

TVA competes with other major Cable and MMDS operators in each of its principal markets.  TVA’s principal competitors are Cable and MMDS systems operated by Net, which is controlled by Telmex - a Mexican telecommunications group.  Net operates Cable systems in the metropolitan areas of São Paulo, Rio de Janeiro, Curitiba and Florianópolis.  In each of these areas, Net and TVA’s Cable systems have equivalent penetration rates. TVA is the MMDS market leader in the Curitiba metropolitan area, with a market share of 86%, as compared with 14% for Net’s service.  TVA also competes with the Cable system of TV Cidade in the Rio de Janeiro metropolitan area.

The systems operated by Net and TV Cidade offer a similar number of channels of programming at prices comparable to those charged for TVA’s MMDS and Cable services.  Each of these systems broadcasts programming purchased from TVA as well as from other sources.

DBS Service

TVA also competes with providers of Ku-Band service in Brazil, especially Sky and DirecTV.  Sky is controlled by News Corporation plc, a subsidiary of The News Corporation Limited and Globopar.  Sky currently offers 110 audio and video channels of programming (including pay-per-view channels), while DirecTV currently offers 128 channels of audio and video programming, including 35 pay-per-view channels.  Following the recent acquisition of DirecTV in the United States by News Corporation, industry analysts expect that consolidation will occur in the near future in the Brazilian Ku-Band industry.

Off-Air Broadcast Television

Broadcasting services are currently available to substantially all of the Brazilian population without payment of a subscription fee by six privately-owned national broadcast television networks and a government-owned national public television network.  The six national broadcast television networks and their local affiliates currently provide services to nearly all Brazilian TV Homes without payment of a subscription fee.  The national broadcast television networks and local broadcast stations receive nearly all of their revenues from the sale of television advertising, the price of which is based in part on the audience share and ratings for the networks’ programs.  Programming offered by pay television providers, including TVA, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters.  The six national broadcast television networks are Globo, SBT, TV Band, Rede TV, TV Record and CNT.  The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

Broadband Internet Services

TVA’s Ajato service competes with other major providers of broadband Internet service in Brazil.  Approximately 84% of all residential broadband Internet service in Brazil is provided by ADSL providers, while approximately 16% is provided through cable providers (such as Ajato).  TVA’s main competitors in this market are providers affiliated with Telefonica (approximately 37.4% market share), Brasil Telecom (approximately 4.2% market share), Telemar (approximately 22.4% market share) and Globo (Virtua) (approximately 8.5% market share).  Ajato presently has a market share of approximately 2%.

Regulatory Framework

The subscription television industry in Brazil is subject to regulation by the Agência Nacional de Telecomunicações (“ANATEL”), an independent federal agency, pursuant to Law No. 9472/97 (“Law 9472”), Law No. 9295/96 (“Law 9295”) and Law No. 8977/95 (“Law 8977”).  ANATEL is authorized to grant concessions for MMDS, Cable, and DBS licenses.

MMDS Regulations

General.  Law 9472 authorizes ANATEL, among other things, to issue, revoke, modify and renew licenses within the spectrum available to MMDS systems, to approve the assignments and transfer of control of such licenses, to approve the location of channels that comprise MMDS systems, to regulate the kind, configuration and operation of equipment used by MMDS systems, and to impose certain other reporting requirements on channel license holders and MMDS operators.  The licensing and operation of MMDS channels are currently governed by Decree No. 2196/97 (“Decree 2196”), Ordinance No. 254/97 (as amended by Ordinance No. 319/97, “Ordinance 254”), Rule No. 002/Rev. 97 (“Rule 002”) and Resolution 371/04.  Under these regulations, MMDS is defined as the special service of telecommunication which uses microwaves to transmit codified signals to be received in pre-established points on a contractual basis.

Licenses.  ANATEL grants licenses and regulates the use of channels by MMDS operators to transmit video programming, entertainment services and other information.  A maximum of 31 MMDS channels (constituting a spectrum bandwidth of 186 MHz) may be authorized for use in an MMDS market.  While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, ANATEL can grant a license for all 31 channels available in one specific area.  If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming.  If the license involves 15 or fewer channels, there is no obligation to reserve any channel for educational and cultural purposes.  In each of the Company’s São Paulo and Rio de Janeiro markets, up to 31 MMDS channels are available for MMDS (in addition to any local off-air VHF/UHF channels which are offered).

An MMDS license is granted for a renewable period of 15 years.  The application for renewal of a license must be filed with ANATEL during the period from 18 months before the end of the license term.  To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license and (iii) meet certain technical and financial requirements.

Under the provisions of Rule 002, each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for (i) more than seven municipalities with a population equal to or exceeding 700,000 inhabitants and (ii) more than 12 municipalities with a population between 300,000 and 700,000 inhabitants.  The restrictions only apply to areas in which the MMDS system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal.  Rule 002 grants ANATEL full discretion to alter or eliminate the restrictions.  The term affiliate is defined by Rule 002 as any legal entity that directly or indirectly holds at least 20% of the voting capital.  The Company currently controls four MMDS licenses in cities of more than 700,000 inhabitants (São Paulo Rio de Janeiro, Curitiba and Porto Alegre), but in each such city TVA has at least one competitor.  Prices for pay television services may be freely established by the system operator, although ANATEL may interfere in the event of abusive pricing.  ANATEL may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service.  ANATEL also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

ANATEL awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels.  After ANATEL determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area.  Depending on the comments received, ANATEL may decide to open a public bid for the service in that area, although it has not done so in the past.  In the case of a public bid, applicants would be evaluated based on a number of factors including the applicant’s proposed schedule for implementing commercial operations, the applicant’s commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions.  Once an MMDS license application is granted by ANATEL, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another MMDS channel license holder.  To this end, existing license holders are given a 30-day period in which to ascertain and comment to ANATEL whether the new license holder’s proposed signal will interfere with existing signals.  The area covered by the services is to a radius of five to 50 kilometers around the transmission site, depending on the technical capability of the operator.

Other Regulations.  MMDS license holders are subject to regulation with respect to the construction, marketing and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities.  There may also be restrictions imposed by local authorities.  The subscription television industry also is subject to the Brazilian Consumer Code.  The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately.  For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees.  Rule No. 002 contains certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service.  The Company, as of December 31, 2003, had not been required to repay any amounts or provide any discounts due to interruptions of service.  However, the Company does refund prepaid installation service fees when the Company discovers such service is unavailable for whatever reason.

Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company’s growth and may otherwise have a material adverse effect on the Company’s results of operations and financial condition.

Cable Regulation

General.  Cable services in Brazil are licensed and regulated by ANATEL pursuant to Law No. 8977/95 (“Law 8977”), Decree No. 2206/97 (“Decree 2206”), which authorized the regulation of Cable Services, and Ordinance 256/97 (“Ordinance 256”), which approved the Norma Complementar do Serviço de TV a Cabo regulating the granting of licenses for, and the operation of, Cable services.  Until Law 8977 was enacted in 1995, the Brazilian Cable industry had been governed by two principal regulatory measures since its inception in 1989: Ordinance No. 250, issued by the

Ministry of Communications on December 13, 1989 (“Ordinance 250”), and its successor, Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991 (“Ordinance 36”).

Ordinance 250 regulated the distribution of television signals (“DISTV”) by physical means (i.e., by Cable) to end-users.  DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content.  Under Ordinance 250, 101 authorizations were granted by the Ministry of Communications to local operators to commercially exploit DISTV services.  Although Ordinance 250 did not specifically address Cable services, a number of DISTV operators (including the Company’s Cable systems) began to offer Cable services based on DISTV authorizations.

Licenses.  Under Law 8977, a Cable operator must obtain a license from ANATEL in order to provide Cable services in Brazil.  All Cable licenses are nonexclusive licenses to provide Cable services in a service area.  Cable licenses are granted by ANATEL for a period of 15 years and are renewable for equal and successive periods.  Renewal of the Cable license by ANATEL is mandatory if the Cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations and (ii) agrees to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards.

Ordinance No. 256/97 (“Ordinance 256”) imposes restrictions on the number of areas that can be served by a Cable television system operator (or an affiliate thereof).  Pursuant to Ordinance 256, a Cable system operator (or an affiliate thereof) may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000.  The restrictions only apply to areas in which the Cable system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal.  Ordinance 256 grants ANATEL full discretion to alter or eliminate the restrictions.  The term affiliate is defined by Ordinance 256 as any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital.  The Company currently controls two Cable licenses in cities of more than 700,000 inhabitants (São Paulo and Curitiba), but in each such city TVA has at least one competitor.

Generally, only legal entities that are headquartered in Brazil and that have 51% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than 10 years are eligible to receive a license to operate Cable systems in Brazil.  In the event that no private entity displays an interest in providing Cable services in a particular service area, ANATEL may grant the local public telecommunications operator a license to provide Cable services.

Cable operators that previously provided Cable services under a DISTV authorization granted under Ordinance 250 were required under Law 8977 to file applications to have their DISTV authorizations converted into Cable licenses.  Ordinance 256 grants a one year period from the date a DISTV authorization is converted into a cable television license for any Cable system operator to comply with the restrictions.  The Company’s Cable systems, all of which were operating under DISTV authorizations, applied for conversion of their DISTV authorizations and received approval for such conversion from the Ministry of Communications.

Cable licenses for service areas not covered by existing authorizations will be granted pursuant to a public bidding process administered by ANATEL after prior public consultation.  All such licenses shall be nonexclusive licenses.  In order to submit a bid for a license, a bidder must meet certain financial and legal prerequisites.  After such prerequisites are met, a bidder must then submit a detailed bid describing its plan to provide Cable services in the service area.  In the qualification phase of the bidding process, ANATEL assigns a number of points to each bid based on certain weighted criteria, including the timetable for offering subscription programming; the time allocated to local public interest programming; the number of channels allocated to educational and cultural programming; and the number of establishments, such as schools, hospitals and community centers, to which basic service programming will be offered free of charge.  After calculating the number of points awarded to each bidder, ANATEL will then apply a formula based on the population of the service area to select the winning bid from among those bidders that meet certain defined minimum qualifying thresholds.  For service areas with a population of 700,000 or more inhabitants, the qualified bidder that submits the highest bid for the license will be selected.  For service areas with a population between 300,000 and 700,000 inhabitants, the winning bid is selected based on the highest product obtained by multiplying the number of points awarded in the qualification phase and the amount bid for the license.  For service areas with less than 300,000 inhabitants, the winning bid is selected on the basis of the number of points awarded in the qualification phase and the payment of a fixed fee.

Once a Cable license is granted, the licensee has an 18 month period from the date of the license grant to complete the initial stage of the installation of the Cable system and to commence providing Cable services to subscribers in the service area.  The 18 month period is subject to a single 12 month extension for cause at the discretion of ANATEL.

Any transfer of a Cable license is subject to the prior approval of ANATEL.  A license generally may not be transferred by a licensee until it has commenced providing Cable services in its service area.  Transfers of shares causing a change in the control of a license or the legal entity which controls a license also is subject to the prior approval of ANATEL.  ANATEL must receive notice of any change in the capital structure of a licensee, including any transfer of shares or increase of capital that do not result in a change of control.

A license can be revoked, upon the issue of a judicial decision, in the event the licensee lacks technical, financial or legal capacity to continue to operate a Cable system; is under the management of individuals, or under the control of individuals or corporations who, according to Law 8977, do not qualify for such positions; has its license transferred, either directly or by virtue of a change in control, without the prior consent of ANATEL; does not start to provide Cable services within the time limit specified by Law 8977; or suspends its activities for more than thirty consecutive days without justification, unless previously authorized by ANATEL.

Cable Related Service Regulation

General.  Brazilian telecommunications services are governed primarily by (i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 (“Amendment 8”), (ii) the Telecommunications Code (Law No. 4117 of August 27, 1962, as amended), (iii) Law 9472, (iv) Law 9295 and (v) Law 8977.  The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, Cable television, cellular telephony and multimedia communications services.  ANATEL is responsible for the regulation of telecommunications services in Brazil.  Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services.  This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebrás, which held controlling interests in 27 regional telephone operating companies.  With the adoption of Amendment 8, Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities.  In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services.  Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services.

Private companies have been permitted under Brazilian law to provide a number of telecommunications services, including telephony, radio broadcasting, paging, trunking, subscription television, cable television services and SCM (Serviço de Comunicação Multimídia).  In 1998 the Ministry of Communications and ANATEL concluded the privatization of all public fixed and cellular telephone companies.

High-Speed Cable Data Services.  Law 8977 and Decree 2206, among other things, authorize cable television operators, such as the Company, in addition to furnishing video and audio signals on their cable networks, to utilize their networks for the transmission of meteorological, banking, financial, cultural, price and other data.  This broad grant of authority is understood to permit Cable television operators to furnish services such as interactive home banking and high-speed Cable data services to subscribers through their cable television networks, although a simplified licensing procedure for high-speed Cable data services may be installed by ANATEL in the future.

On November 29, 1999, ANATEL issued Regulation 190, which authorized the use of subscriber communication networks (such as Cable systems) by unidirectional or bi-directional value-added service providers.  Regulation 190 also regulates certain terms between value-added service providers and subscriber network operators.

Initially, TVA was subject to Resolution 190 both as a cable operator (through TVA Sistema) and a provider of high speed internet service (through Ajato).   With the passage of Anatel Resolution 272/2001, which regulated SCM services, TVA’s Internet service began to be provided directly by TVA Sistema (and Ajato became a division of TVA Sistema).

Cable Telephony.  In accordance with Law 8977, no entity is permitted to furnish fixed telephone services in Brazil without a specific license to do so.  There are, however, certain limited regulatory exceptions pursuant to which private entities other than telephone operating companies have been permitted to provide limited fixed telephony services in Brazil.  Under one particular exception, certain private telephone networks (Centrais Privadas de Comutação Telefônica or “CPCT”) serving “condominiums” (as such term is defined under Brazilian law) have been permitted to interconnect their private telephone networks to the public telephone network operated by the local telephone operating company.  A CPCT is comparable to a private branch exchange (PBX) found in some larger apartment complexes, hotels and businesses in the United States.  Under Brazilian law, the term “condominium” refers to residential and nonresidential buildings or building complexes that have entered into a legal association.  In practice, a condominium desiring to establish a CPCT will generally contract with a private service provider to install, operate and maintain the CPCT and to secure interconnection with the public telephone network.  Ordinance No. 119/90 of 10 December 1990 (“Ordinance 119”), which was issued by the predecessor to the Ministry of Communications, sets forth requirements for the interconnection of CPCTs with the public telephone network.  In general the installation, operation and maintenance of a CPCT does not require any authorization from the Ministry of Communications or Telebrás.  In order to interconnect with the public telephone network, a CPCT must comply with the requirements set forth in Ordinance 119.  Such requirements primarily relate to meeting technical equipment certification and acceptance standards.  Assuming that such standards are met, the regional telephone operating company is required under Ordinance 119 to interconnect the CPCT requesting interconnection to the public telephone network.  The Company believes that, under current Brazilian law, Cable television operators can utilize their Cable television networks in order to facilitate the installation and operation of a CPCT.  Furthermore, under the authority granted by Ordinance 119, CPCTs may be interconnected through Cable television networks to the public telephone network.

In November 2001 Anatel revised regulations concerning the provision of fixed telephony services to the general public (Servico Telefônico Fixo Comutado, or “STFC”).  These regulations provide that any company meeting certain criteria can provide STFC services throughout Brazil.  In March 2002 TVA requested authorizations to provide STFC services in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.  In November 2002 TVA received ANATEL approval to offer STFC services in these areas.  In February 2004 TVA voluntarily returned its STFC license to ANATEL due to the lack of investment opportunities partners in this sector and TVA’s focus on other strategic investments.   The license can be returned to TVA upon request.

In August 2001 ANATEL revised regulations concerning the provision of telecommunications services other than STFC, radio and television broadcasting, pay television and cellular services to the general public (Servico de Comunicação Multimídia, or “SCM”).  In January 2002 TVA requested that its existing license for such services be converted into an SCM license.  This request was approved by ANATEL in November 2002.

Other.  On November 24, 1999, ANATEL and ANEEL (Agência Nacional de Energia Elétrica, or National Electric Energy Agency) published Joint Resolution No. 001, which sets guidelines for the use of infrastructure among the electric energy, telecommunications and oil industries in order to maximize the use of resources and reduce operating costs.  TVA is involved in legal proceedings against Centrais Elétricas de Santa Catarina—CELESC, Companhia Paranaense de Energia Elétrica—COPEL and Eletropaulo Metropolitana de São Paulo in order to resolve certain questions relating to TVA’s contracts with these entities, particularly with respect to increases in pole rental fees requested by these entities.  See “Legal Proceedings.”

Legal Proceedings

The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company.  As of December 31, 2004, the Company had reserved approximately $18.3 million as contingent liabilities in connection with certain litigation contingencies, involving primarily claims by persons arising in connection with the termination of their employment and ICMS (state value-added tax).

TVA is involved in litigation against Centrais Elétricas de Santa Catarina–CELESC, Companhia Paranaense de Energia Elétrica–COPEL and Eletropaulo Metropolitana Eletricidade de São Paulo in order to resolve certain questions relating to its contracts with these entities, particularly with respect to increases in pole rental fees requested by these entities.  During the first half of 2004, TVA entered into settlement negotiations with Eletropaulo Metropolitana Eletricidade de São Paulo, whose claims against it constitute U.S.$65,600 of the total of U.S.$208,400 claimed by the three entities.

TVA is challenging before Conselho Administrativo de Defesa Econômica–CADE, the Brazilian antitrust authority, certain exclusivity rights with respect to Brazilian soccer programming enjoyed by one of its main competitors.  During the first half of 2004, the Company received two favorable decisions from Secretaria de Direito Econômico, the Secretariat of Economic law, and the matter is in its final stage of review.  TVA does not believe that a decision against it in this matter would have a material adverse effect on TVA.  However, in the event that CADE rules in TVA’s favor in the final stage, TVA will have the right to purchase rights to broadcast Brazilian soccer programming, which TVA believes would significantly help it to attract new subscribers and maintain its current subscribers.

The Company is judicially disputing the payment of ICMS (sales tax on operations relating to the provision of goods and services) before the São Paulo Court of Justice.  The State of São Paulo asserts that ICMS is due at the rate of 25% with respect to the provision of advertising on pay television.  On the other hand, the Municipality of São Paulo asserts that the provision of advertising on pay television constitutes the rendering of services and therefore that only ISS (tax over services), and not ICMS, is due at the rate of 5.0%.  The Company has made no provision with respect to this claim.  Management of TVA believes, based on the opinion of its external counsel, that TVA will prevail in this dispute.  Currently, TVA does not pay ICMS or ISS over advertising on pay television.

Certain municipalities in the States of São Paulo, Paraná and Santa Catarina have announced their intention to charge for the use of public highways where telecommunication equipment necessary for the rendering of TVA’s services is installed.  TVA is currently involved in seven claims relating to this issue.  Five of these claims are in the appeals phase in the Courts of Justice of São Paulo, Paraná and Santa Catarina, and two of these claims are in the Appeal Court of the State of São Paulo.  TVA has made no provision in this respect.  Based on the opinion of its external counsel, management of TVA believes that the likelihood of an unfavorable outcome relating to these claims is remote.

The Company’s operating companies are currently defending a lawsuit brought by the Escritório Central de Arrecadação e Distribuição (Central Collection and Distribution Office, or “ECAD”), entity authorized to enforce copyright laws relating to musical works.  ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators.  ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators.  The suits are currently being submitted to the Superior Tribunal de Justiça in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television.  Suits were filed against TVA in the 1 Vara Cível Forum Central de Curitiba (against TVA Sul) and the 14 Vara Cível Forum Central de São Paulo (against TVA Brasil).  The suit against TVA Sul has been initially ruled in TVA’s favor, while the suit against TVA Brasil is currently awaiting judgment.  Based on the opinion of its attorneys, management of TVA believes that TVA is likely to prevail in these suits.  In the event the Company does not prevail in connection with these proceedings, however, the consolidated financial position of the Company may be materially adversely affected.

In management’s opinion, all lawsuits have been properly accrued and, for those not accrued, including lawsuits whose likelihood of success is estimated as possible by legal counsel, in the approximate amount of $28,843 as of December 31, 2004, management understands that there is no likelihood of loss.

Tax Recovery Program

On April 5, 2000, TVA and its subsidiaries opted to participate in the Government’s Tax Recovery Program (REFIS), implemented by Decree No. 3,342 dated January 25, 2000, later converted into Law No. 9,964 dated April 10, 2000.  In addition, TVA Sistema used its credits for tax loss carryforwards amounting to US$5.3 million for amortization of interest and fines.  As guarantee of the payment of the debts included in the program, TVA Sistema pledged property with an aggregate value of US$5.3 million as collateral.

On July 31, 2003, certain of TVA’s subsidiaries, including TVA Sistema, through a protocol filed with the Federal Revenue Service, opted for the Federal Tax Financing Program (PAES), established by Law No. 10,684 dated May 30, 2003.  The main reasons for this action were the extension of maturity dates, refinancing through PAES (special installment program), inclusion of new taxes, and the use of TJLP (long-term interest rate) for monetary restatement.  Management believes that this payment will be made in approximately 123 monthly installments, adjusted by TJLP.

UHF Licenses

On December 17, 2003, the Company signed an agreement of intent to sell the licenses of Televisão Show Time Ltda., TVA Brasil Radioenlaces Ltda. and TV Delta Curitiba Ltda. relating to UHF services to an unrelated party.  The Company received an advance of $2.7 million which is recorded as advances from customers.  This balance has been monetarily restated using the IGPM + CDI indexes and amounted to $3.9 million as of December 31, 2004 ($2.8 million as of December 31, 2003).  The consummation of the transaction is still subject to the approval of ANATEL.  The proceeds from the sale of these licenses will also be used to repay indebtedness outstanding under the Abril Credit Facility.

C.  Organizational Structure

The following chart sets forth the significant subsidiaries comprising the corporate structure of TVA’s Cable, MMDS and Internet businesses.  Except as indicated otherwise, each of the subsidiaries listed below is incorporated in the Federative Republic of Brazil.  See Item 4, “Information on the Company—Business Overview.”

TVA Sistema and TVA Sul operate TVA’s MMDS and Cable businesses.  TVA Sistema operates TVA’s MMDS operations in São Paulo and Rio de Janeiro and Cable operations in São Paulo.  TVA Sistema also operates the business of Ajato, TVA’s high speed Internet.  TVA Sul operates TVA’s MMDS operations in Curitiba and Cable operations in Curitiba, Foz do Iguaçú and Florianópolis.  TVA Sul holds a 60% equity interest in CCS-Camboriú Cable System Telecomunicações Ltda., the operating company for TVA Sul’s services in Balneário de Camboriú, and an unaffiliated third party holds the remaining 40%.

D.  Property, Plant and Equipment

The Company owns most of the assets essential to its operations.  The major fixed assets of the Company are coaxial and fiber optic cable, converters for subscribers’ homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae.  The Company leases certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distribution system.  The Company leases its offices from third parties, with the exception of certain offices of TVA Sul, located in Curitiba, State of Paraná, which are owned by the Company.  The Company also owns its data processing facilities and test equipment.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in this Annual Report.  For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of U.S. dollars.

This discussion of the Company’s operating review and prospects reflects the historical results of TVA.  Due to the limited operating history, startup nature, translations of Brazilian currency into U.S. dollars, and rapid growth of TVA, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of the future performance of TVA.

A.  Results of Operations

  Overview

Since its inception in 1989, TVA has been developing its businesses.  Despite its positive operating cash flows since 2002, TVA continues to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization.  Net losses incurred by TVA since inception have been funded principally by (i) net contributions of $516,487 from TVA’s shareholders, (ii) borrowings from Editora Abril S.A. (“Abril”) under a revolving credit facility, dated December 6, 1995, between TVA, as the borrower, and Editora Abril S.A., as the lender (the “Abril Credit Facility”), (iii) dispositions of non-strategic assets and (iv) bank loans and other borrowings made from time to time.  In November 2001, TVA’s shareholders agreed to capitalize outstanding loans in the aggregate principal amount of $123,159 made to TVA by Editora Abril under the Abril Credit Facility.

The Company’s results of operations for the year ended December 31, 2004 were significantly affected by the following factors:  (i) the depreciation of investments in the construction and modernization of infrastructure used to improve current services and develop new services, (ii) the relatively high cost of local financing, and (iii) the impact of the appreciation of the real, as discussed below.

Critical Accounting Estimates

The Financial Statements are presented in accordance with U.S. GAAP.  As such, the Company is required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available.  These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the periods presented.  The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating the Company’s reported financial results include the following:

Deferred Income Taxes.  The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities as well as operating loss and tax credit carryforwards.  The Company regularly reviews the deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.  As of December 31, 2004, the Company had approximately $294.0 million of net operating losses (“NOLs”) to offset against regular taxes.  These NOLs do not expire.  The Company has a limited operating history and has generated losses since its inception.  In view of this, the Company has established a full valuation allowance for the amount of the deferred tax assets attributable to the NOL carryforwards and other deductible differences.  In the event that the Company generates taxable income in the future, it will be able to utilize these NOLs.

Impairment of Long-Lived Assets.  The Company reviews its property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.  In order to estimate the fair value of long-lived assets, the Company typically makes various assumptions about the future prospects for the business that the asset relates to, considers market factors specific to that business and estimates future cash flows to be generated by that business.  Based on these assumptions and estimates, the Company determines whether it needs to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value.  Assumptions and estimates about future values and remaining useful lives are complex and often subjective.  They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company’s business strategy and internal forecasts.  A change in assumptions and estimates in the future could materially impact the Company’s reported financial results in the event that the Company is required to recognize impairment charges, which would decrease net income and result in lower asset values on the Company’s balance sheet.

Depreciation of Property, Plant and Equipment.  Depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets disclosed in Note 9 to the Tevecap Financial Statements.  Given the complex nature of the Company’s property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain.  In the event that the Company could changes its estimates of useful lives, the amount of future depreciation expense could be materially different.

Provision for Doubtful Accounts.  A provision for doubtful accounts is established on the basis of an analysis of the accounting receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.  If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impact of Real Fluctuation

All forms of TVA’s revenue were affected adversely in dollar terms as a result of the significant fluctuation of the Brazilian real against other major currencies.  The devaluation of the real, which occurred primarily in 1999 and continued through 2002, resulted in a loss in the value of the real against the dollar of approximately 18.7% during the year ended December 31, 2001 and approximately 52.3% during the year ended December 31, 2002.  This devaluation also resulted in an increase in TVA’s dollar-denominated liabilities.   For the years ended December 31, 2003 and 2004, however, the real appreciated approximately 18.2% and 8.1%, respectively, against the dollar.  This appreciation significantly affected TVA’s foreign currency gains and losses, which represented a loss of $31.5 million (or 40.7% of net revenue) in 2002 as compared to a gain of $11.0 million (or 14.0% of net revenue) in 2003 and a gain of $3.6 million (or 4% of net revenue) in 2004.  See Item 3, “Key Information—Risk Factors—Factors Relating to the Company” and “—Factors Relating to Brazil.”

Outsourcing of Services

In January 2002, in an effort to continue to reduce operative expenses, the Company entered into a Service Agreement with its affiliate Editora Abril, pursuant to which the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril.

Recent Accounting Pronouncements

In May 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

- Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

- Instruments, other than outstanding shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as market index, or vary inversely with the value of the issuers’ shares.

- Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or vary inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of  settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company’s financial statements.

In January 2003, FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an Interpretation of APB No. 51.  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003.  However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003.  This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued.  FASB partially delayed FIN 46’s effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004.  The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003.  For variable interest entities created as acquired prior to February 1, 2003, the provision to FIN 46 (revised) must be applied by foreign private issuers beginning on January 1, 2004 for special purpose entities and by December 31, 2004 for all other types of entities.  The adoption of FIN 46R did not have any impact on the Company’s operations in 2004.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted.  The Company will apply this standard if nonmonetary assets exchanges occur in the fiscal years beginning after June 15, 2005.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2004		2003		2002
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	% of Net Revenue

Gross revenues
Monthly subscriptions	$94,263	106.3%	$83,794	107.0%	$83,138	107.5%
Installation	983	1.1%	1,211	1.5%	1,099	1.4%
Additional services and others	7,853	8.9%	6,367	8.1%	5,531	7.1%
Taxes on Revenue	(14,394)	(16.2)%	(13,038)	(16.6)%	(12,444)	(16.1)%
Net revenue	88,705	100.0%	78,334	100.0%	77,324	100.0%
Direct operating expenses	42,298	47.7%	41,461	52.9%	43.963	56.8%
Selling, general and administrative Expense	19,772	22.3%	17,108	21.8%	18.656	24.1%
Depreciation and amortization	24,356	27.5%	23,683	30.2%	28,017	36.2%
Tax recovery program	—		5,029	6.4%	—	—
Other operating expense, net	3,315	(3.7)%	3,671	4.7%	4,281	5.6%
Total operating expenses (income)	89,741	101.1%	90,952	116.1%	94,917	122.8%
Operating loss	(1,036)	(1.17)%	(12,618)	(16.1)%	(17,593)	(22.8)%
Interest (income)	(701)	(0.8)%	(1,511)	(1.9)%	(1,708)	(2.2)%
Interest expense	21,418	24.1%	18,135	23.2%	16,941	21.9%
Foreign currency transaction (gain) loss, net	(3,561)	(4.0)%	(11,019)	(14.1)%	31,520	40.7%
Other nonoperating expenses (income), net	(8,443)	(9.52)%	5,897	7.5%	590	0.8%
Minority interest	255	0.3%	82	0.1%	64	0.1%
Income taxes (a)	9,171	10.3%	19,382	24.7%	79	0.1%
Equity in (losses) income of affiliates, net	468	0.5%	(3,585)	(4.6)%	6,337	8.2%
Net income (loss)	(19,643)	(22.1)%	(39,999)	(51.1)%	(71,416)	(92.4)%

(a)                                  Includes provision for income taxes in 2004 and 2003 due to foreign currency gains in respect of the Senior Notes.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The table below sets forth the number of TVA’s Cable and MMDS subscribers at December 31, 2004 and December 31, 2003.

Cable/MMDS Subscribers	December 31, 2004	December 31, 2003

MMDS(a)	102,966	104,755
Cable	190,582	179,435
	293,548	284,190
Paid Subscribers Awaiting Installation	406	765
Total	293,954	284,955

(a)                                  Includes UHF subscribers

The table below sets forth the number of TVA’s Internet subscribers at December 31, 2004 and December 31, 2003.

Internet Subscribers	December 31, 2004	December 31, 2003

Ajato (a)	30,190	20,183
Paid Subscribers Awaiting Installation	248	320
Total Internet Subscribers	30,438	20,503

(a)                                  Excludes subscribers that formerly subscribed separately to Acesso for Internet access, and who now receive both Internet access and Internet service through Ajato.

Gross revenues.  Gross revenues consist primarily of monthly subscription revenue (which principally consists of monthly fees paid by subscribers to us for programming services, including equipment use), installation revenue and additional services and others (which consist of advertising revenues and other revenues).

Monthly subscription revenue for the year ended December 31, 2004 was $94.3 million, an increase of 12.5%, as compared to $83.8 million for the same period in 2003.  The increase in revenue was due to the large growth in our Internet subscriber base of 49.6%, a growth of 3.3% in the pay television subscriber base and an increase in Average Revenue per Users (ARPUs) in both areas.  Average monthly fees for existing pay television subscribers increased 16.0%, from $25.50 to $29.57, largely due to the upgrade in our programming offerings and higher ARPUs for digital subscribers. The average monthly subscription price for the year ended December 31, 2004 was $27.74 for MMDS service, $30.56 for cable service, $28.31 for residential Internet service and $167.56 for corporate Internet service, as compared to $24.20, $26.27, $27.39 and $161.12, respectively, for the same period of 2003.  ARPU for digital cable subscribers in São Paulo was $47.48 as of December 31, 2004. The slight decrease in Internet ARPU (0.7%) was due to market competition conditions.

Installation revenue for the year ended December 31, 2004 was $1.0 million, as compared to $1.2 million for the same period in 2003, a decrease of $0.2 million or 18.8%.  This decrease was primarily due to our strategy of slightly reducing installation fees for MMDS and Internet services in order to attract more analog subscribers.  For digital subscribers our strategy was to reduce subsidies, as a result of which we charged an average of $73.93 in 2004.  The average installation fee in 2004 was $19.95 for MMDS service and $15.42 for cable service, as compared to $25.91 and $14.50, respectively, for 2003.  The average installation fee for Internet sales was $7.19 in 2004, as compared to $11.97 in 2003.

Additional services and other revenues for the year ended December 31, 2004 was $7.9 million, as compared to $6.4 million for the same period in 2003, an increase of 23.4% as a result of an increase in other revenues from $3.8 million to $6.0 million in 2004, principally due to the increase in the Internet subscriber base, new contracts for the wholesale segment and leasing of frequencies.  The increase was slightly offset by a decrease in advertising revenue from $2.6 million to $1.8 million in 2004.

Taxes on revenue consist of a 3.65% tax on advertising revenue and a 15.15% tax on revenues other than advertising revenue.  Taxes on revenue for the year ended December 31, 2004 were $14.4 million, as compared to $13.0 million for the same period in the prior year, an increase of 10.4%.  The increase in taxes on revenue is attributable to our increase in revenues.  Taxes on revenue as a percentage of gross revenues were 13.96% in 2004, as compared to 14.3% in 2003.

Net revenue for the year ended December 31, 2004 was $88.7 million, as compared to $78.3 million for the same period in 2003, an increase of $10.4 million or 13.2%.

Direct operating expenses.  Direct operating expenses include expenses in connection with payroll and benefits for non-administrative employees, programming, technical assistance, TVA magazine, pole rental, network and other operations.  These expenses are variable and related to the subscriber base evolution and are also dependent on the type of service subscribers select.  Direct operating expenses for the year ended December 31, 2004 were $42.3 million, as compared to $41.5 million for the same period in 2003, an increase of $0.8 million, or 2.0%.  As a percentage of net revenues, direct operating expenses represented 47.7% in 2004, as compared to 52.9% in 2003.  This relative decrease in direct operating expenses demonstrates the positive results of our restructuring efforts with gains in productivity being incorporated into our cost structure.

Selling, general and administrative expenses.  Selling, general and administrative expenses include payroll and benefits for administrative and selling employees, advertising and promotion expense, rent, and other general and administrative expenses.  Selling, general and administrative expenses for the year ended December 31, 2004 were $19.8 million, as compared to $17.1 million for the same period in 2003, an increase of $2.7 million or 15.6%, due to higher sales commission expenses attributed to an increase in the subscriber base level, resulting in 9,358 new net connections in 2004 as compared to 16,431 (negative) in 2003.  Marketing expenses also increased in 2004 due to the launching of new digital products for our São Paulo cable operation and new communication and institutional strategies.  Fixed costs were practically the same in 2004 as compared to 2003 (in real terms), an impact of the continuous cost cutting program that we implemented since 2002.

Depreciation and amortization.  Depreciation and amortization includes depreciation of systems, equipment and installation materials and amortization of concessions.  Depreciation and amortization for the year ended December 31, 2004 was $24.4 million, as compared to $23.7 million for the same period in 2003, an increase of $0.7 million due primarily to capital expenditures of $13.1 million during 2004 which were partially offset by the fact that certain items of property, plant and equipment were fully depreciated in 2004.

Operating loss.  Operating loss for the year ended December 31, 2004 was $1.0 million compared to an $12.6 million operating loss for the same period in 2003, an increase of $11.6 million.

Interest income.  Interest income for the year ended December 31, 2004  was $0.7 million, as compared to $1.5 million for the same period in 2003, a decrease of $0.8 million, or 53.6%.

Interest Expense.  Interest expense for the year ended December 31, 2004 was $21.4 million, as compared to $18.1 million for the same period in 2003, an increase of $3.3 million, principally attributable to fluctuations in prime interest rates in Brazil (16% in 2003 and 18% in 2004) and appreciation of the Real.

Other nonoperating expenses (income), net. Other nonoperating expenses (income), net for the year ended December 31, 2004 was an income of $8,443 as compared to an expense of $5,897 for the same period in 2003, an increase of $ 14,340 due to sale transaction of Canbras, Paraná Participações and Zerelda.

Currency fluctuation expense (income), net.  Currency fluctuation income, net decreased from $11.0 million in 2003 to $3.6 million in 2004 as a result of the appreciation of the real against the dollar of 8.1% in 2004 compared to an appreciation of 18.2% in 2003.

Minority interest.  Minority interest was $0.3 million in 2004, as compared to $0.08 million in 2003 due to the operational performance in our Camboriú operation.

Income taxes.  Income tax expense in 2003 was $19.4 million compared to $9.2 million in 2004. Income tax expense is principally related to the impact of the appreciation of the real against the dollar, which reduced our U.S. dollar-denominated indebtedness.

Equity in losses (income) of affiliates, net.  For the year ended December 31, 2003 equity in income of affiliates was $3.6 million due to the impact of the appreciation of real against the U.S. dollar in Canbras’ results as compared to $0.5 in 2004.

Net income (loss).  Net loss for the year ended December 31, 2004 was $19.6 million, as compared to a net loss of $40.0 million for the same period in 2003, an improvement of $20.4 million or 51%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The table below sets forth the number of TVA’s Cable and MMDS subscribers at December 31, 2003 and December 31, 2002.

Cable/MMDS Subscribers	December 31, 2003	December 31, 2002

MMDS(a)	104,755	118,958
Cable	179,435	181,663
	284,190	300,621
Paid Subscribers Awaiting Installation	765	865
Total	284,955	301,486

(a)                                  Includes UHF subscribers

The table below sets forth the number of TVA’s Internet subscribers at December 31, 2003 and December 31, 2002.

Internet Subscribers	December 31, 2003	December 31, 2002

Ajato (a)	20,183	14,955
Paid Subscribers Awaiting Installation	320	96
Total Internet Subscribers	20,503	15,051

(a)                                  Excludes subscribers that formerly subscribed separately to Acesso for Internet access, and who now receive both Internet access and Internet service through Ajato.

Gross Revenues

Monthly subscriptions revenue for the year ended December 31, 2003 was $83,794, an increase of 0.8% as compared to $83,138 for the comparable period in 2002.  The increase in revenue, in spite of the decline in pay television subscribers, (a result of the Company’s strategy of eliminating unprofitable customers and improving programming and customer service for profitable customers), was due to the successful efforts of the Company to distribute price increases on a segmented basis across its tiered programming options.  Average monthly fees for existing pay television subscribers increased from $21.24 to $25.50 per subscriber, while the Company’s pay television subscriber base decreased by approximately 5.5%, largely due to such qualification efforts.  The Company’s residential and corporate Internet subscriber base increased by approximately 33% and 68%, respectively.    The average monthly subscription price during the year ended December 31, 2003 was $24.20 for MMDS service, $26.27 for Cable service, $27.39 for residential Internet service and $161.12 for corporate Internet service, as compared to $20.39, $21.85, $21.65 and $162.59, respectively, for the year ended December 31, 2002.

Installation revenue for the year ended December 31, 2003 was $1,211, as compared to $1,099 for the same period of 2002, an increase of $112 or 10.19%.  This increase was primarily due to the increase of 11,369 pay television and 1,509 Internet new sales compared with 2002.  The average installation fee was $19.07 in 2003, as compared with $19.51 in 2002, reflecting the Company’s strategy of slightly reducing installation fees in order to achieve more subscribers. The average installation fee during the year ended December 31, 2003 was $25.91 for MMDS service and $14.50 for Cable service, as compared to $22.69 and $17.48, respectively, during the year ended December 31, 2002.  The average installation fee for Internet sales was $13.44 in 2003 as compared to $9.66 in 2002.

Additional services and other revenues for the year ended December 31, 2003 was $6,367, as compared to $5,531 for the comparable period of 2002, an increase of 15.11%.  Advertising revenue increased from $1,624 to $2,586, an increase of 59.2%, primarily due to the positive results arising from the outsourcing of the advertising sales force to Editora Abril.  Other revenue increased from $3,907 to $3,781, or 15.6%.

Taxes on revenue consist of a 3.65% tax on Advertising revenue and a 15.15% tax on revenues, other than Advertising revenues, in each case charged by the Brazilian Government. Taxes on revenue for the year ended December 31, 2003 were $13,038, as compared to $12,444 for the same period of the prior year, an increase of 4.8%.  The increase in Taxes on revenue is attributable to the increase of revenues.  In both years, Taxes as a percentage of Gross Revenues were approximately 14%.

For the reasons noted above, Net revenue for the year ended December 31, 2003 was $78,334 as compared to $77,324 for the comparable period in the previous year, an increase of $1,010 or 1.3%, in spite of a 5.5% decrease in the Company’s pay television subscriber base.

Direct operating expenses.  Direct operating expenses for the year ended December 31, 2003 were $41,461, as compared to $43,963 for the same period in 2002, a decrease of $2,502, or 5.7%.  As a percentage of net revenues, direct operating expenses represented 53% in 2003 as compared with 57% in the prior year.  This decrease in Direct operating expenses is attributable principally to a restructuring plan initiated in the second half of 2001 for the purpose of adjusting to adverse market conditions, including the effects of the real devaluation (which increased in reais the costs of dollar-denominated expenses) and an increase in unemployment in TVA’s markets.  Payroll and benefits expense decreased to $2,455 from $5,130 a decrease of $2,675, primarily due to a reduction in the number of employees from 615 in 2002 to 561 in 2003, principally due to the implementation of the Company’s outsourcing arrangement with Editora Abril in 2002.  Programming costs decreased to $24,786 from $25,036, as the reduction in the pay television subscriber base was largely offset by the effects of the inflation in respect of the Company’s primary channels.  Technical assistance increased to $1,533 from $1,427, an increase of $106 or 7%. Even with the improvements in the installation process which reduced the number of requests for technical assistance, the cost increased due to the change in our antenna location in Rio de Janeiro.   TVA Magazine expenses decreased to $1,577 from $1,675 due to the decrease in the pay television subscriber base and renegotiation of unitary productions and distribution costs.  Pole rental decreased to $1,255 from $1,881, a decrease of $626, due to a reduction in the unit pole cost initiated in the last quarter of 2002, impacting the entire year 2003.  Other costs includes acquisition of backbone IP/Internet, billing costs, third party services, transportation of equipment and materials, maintenance and other miscellaneous expenses.   For the year ended December 31, 2003, Other costs were $9,855, as compared to $8,814 for the prior year, an increase of $1,041 primarily due to the indexation of most contracts to inflation and the outsourcing of certain personnel to Editora Abril and other third parties.

Selling, general and administrative expenses.  Selling, general and administrative expenses for the year ended December 31, 2003 were $17,108, as compared to $18,656 for the same period of 2002, a decrease of $1,548 or 8%.  Payroll and benefits increased from $5,348 in 2002 to $6,322 in 2003, an increase of $974, or 18%, largely due to adjustments in the provision of claims and annual salary increases of approximately 5% for unionized employees which partially offset the results of the Company’s cost cutting program and restructuring plan.   Advertising and promotion expense decreased from $1,585 in 2002 to $1,331 in 2003, a decrease of $254 or 16%, largely due to the higher number of installations in 2003. In general, rental and other costs were significantly reduced in 2003 under management’s efforts to reduce costs and increase margins to offset the recessionary economic environment.

Depreciation and Amortization.  Depreciation and Amortization for the year ended December 31, 2003 was $23,683, as compared to $28,017 for the same period of 2002, a decrease of $4,334 due primarily to the disposal of certain equipment, fully depreciated items and short term marginal returns on new investments.

Other operating expense (income), net.  Other operating expense, net for the year ended December 31, 2003 was $3,671 as compared to $4,281 for the same period in 2002, a decrease of $610.  Other operating expense, net for 2003 and 2002 consists primarily of the loss on disposal of property and equipment, write-offs of assets related to cancellation of subscriptions and loss on sale of obsolete inventories.  For the reasons noted above, Operating loss for the year ended December 31, 2003 was $12,618 compared to $17,593 for the comparable period in 2002, an increase of $4,975. Excluding the non-recurring loss mentioned above, together with a non-recurring provision in respect of a tax recovery program of $5,029, Operating loss showed an improvement of $10,004 or 57%.

Interest income.  Interest income for the year ended December 31, 2003 was $1,511 as compared to $1,708 for the same period in 2002, a decrease of $197, or 12%, primarily as a result of the effect of inflation on inflation-indexed obligations.

Interest expense.  Interest expense for the year ended December 31, 2003 was $18,135, as compared to $16,941 for the same period of 2002, an increase of $1,194, principally attributable to an increase in the prime interest rate in the Brazilian economy (Selic).

Other nonoperating expense.  Other nonoperating expense for the year ended December 31, 2003 was $5,897 as compared to $590 for the same period in 2002, an increase of $5,307 due to the non-recurring loss on acquisition equity interest in TVA´s share of the operations of Canbrás Paraná (part of the Canbras sale transaction).

Minority interest.  The Minority interest was $82 (negative) for the year ended December 31, 2003, as compared with $64 (negative) for the same period in 2002.

Income taxes.  Income taxes rose from $79 in 2002 to $19,382 in 2003 primarily as a result of a provision of $19,054 required to be made by the Company in 2003 due to the foreign currency gain in 2003 resulting from the appreciation of the real against the dollar in 2003.

Equity in losses of affiliates, net.  For the year ended December 31, 2003, Equity in losses of affiliates amounted to a gain of $3,585, as compared to a loss of $6,337 in the same period of 2002, an increase of $9,922.  This gain originated in the operations of Canbras TVA, largely a result of the effect of the 2003 real appreciation on Canbras TVA’s programming costs and dollar-denominated indebtedness.

Net income (loss).  For the reasons noted above, Net loss for the year ended December 31, 2003 was $39,999, as compared to a Net loss of $71,416 for the comparable period in 2002, an improvement of $31,417 or 44%.

B.  Liquidity and Capital Resources

Since inception, we have sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of our pay television and broadband internet systems.  As of December 31, 2004, we had cumulative net losses of $294.0 million.  During the periods under review, we required external funds to finance our capital expenditures and operating activities and make payments of principal and interest on our indebtedness.  The sources of such funds have been as follows:  (i) borrowings from Abril under the Abril Credit Facility, of which $49.6 million was outstanding as of December 31, 2004, (ii) borrowings under short-term revolving credit facilities, of which $11.3 million was outstanding as of December 31, 2004, (iii) net capital contributions of approximately $446.0 million from shareholders, and (iv) the old notes and our other notes held by third parties, of which an aggregate principal amount of $49.2 million was outstanding to unaffiliated parties as of December 31, 2004.

As of December 31, 2004, we had $110.2 million of indebtedness outstanding, primarily consisting of the old notes and our other notes held by third parties in the aggregate principal amount of $48 million, $49.6 million outstanding under the Abril Credit Facility, and short-term revolving credit facilities in an aggregate principal amount of $11.3 million.  We will likely require capital for (i) the continued funding of losses and working capital requirements, (ii) the installation of equipment at subscribers’ locations, (iii) the construction/maintenance of additional/existing transmission and headend facilities and related equipment purchases, (iv) the launching of digital services for MMDS customers and related expenses, (v) the development of our internet businesses and (vi) the payment of the principal amount of our indebtedness.

We made purchases of fixed assets in the aggregate amount of $13.1 million and $11.2 million in 2004 and 2003, respectively.  Management estimates that approximately $21 million (assuming an exchange rate of 1US$=R$ 2.6544) of capital expenditures will be required in 2005, principally related to the launching of digital MMDS services, sustaining the growth of digital cable services in São Paulo, the maintenance of cable and MMDS networks and our subscriber base, the purchase of reception equipment (spare parts), which includes hardware, materials and labor used for new subscriber installations and decoders, and the development of our internet operations.

Our principal sources of liquidity are borrowings under the Abril Credit Facility and our short-term revolving credit facility, together with net cash provided by operating activities.  Our liquidity needs arise primarily from capital expenditures, debt service requirements and, during certain periods, the funding of our working capital requirements.  Until sufficient cash flow is generated from operations to satisfy our liquidity needs, we will be required to utilize our current sources of debt funding to supplement our cash flow.  We had approximately $1.4 million of cash and cash equivalents as of December 31, 2004.

For the year ended December 31, 2004, net cash provided by operating activities was $20.2 million.  For the year ended December 31, 2004, net cash used in investing activities was $13.1 million, as the result of capital expenditures for the purchase of fixed assets.  The purchases of fixed assets were principally related to the maintenance of cable and MMDS networks and the subscriber base, the purchase of reception equipment (spare parts), which includes hardware, materials and labor used for new subscriber installations, and the development of our internet operations.  For the year ended December 31, 2004, net cash used in financing activities was $5.8 million, reducing our indebtedness levels.

Our liquidity may also be adversely affected by statutory minimum dividend requirements, which are 25% of profits under applicable Brazilian law.

C.  Research and Development

The Company is not engaged in significant research and development operations.  However, the Company continues to consider the utilization of its Cable and MMDS networks for the provision of other services, such as telephony services.   Current ANATEL regulations permit any company meeting certain criteria to provide telephony services, and the Company has obtained licenses allowing it to provide telephony and other communications services in certain of its markets.  In addition, the Company has commenced deployment of digital Cable services and expects to deploy its digital MMDS services in th second semester of 2005 utilizing compression technology that permits the Company to significantly increase the number of channels provided by its MMDS networks.

D.  Trend Information

Our results of operations for the year ended December 31, 2004 have been affected by Brazilian economic conditions.  In 2004, the real appreciated by 8.1% to R$2.6544 per US$1.00.  During 2004, the Brazilian economy performed favorably, with industrial production increasing by 6.2% (compared with the same period of 2003) and an increase in GDP of 4.9% (over the same period of 2003).  The Company’s results of operations for the year ending December 31, 2005 will be influenced generally by Brazilian economic conditions, including the effects arising from policies implemented by the administration of Luiz Inácio Lula da Silva and the roll-out of the Company’s new digital services.  See Item 3, “Key Information—Risk Factors—Factors Relating to Brazil.”

In addition, the Company has invested substantial amounts in the development of “triple-play” digital technology through which it can offer to its customers a single source of video, data and voice services through its Cable

and MMDS systems, in particular through the deployment of Digital Video Recorders (DVRs).   In addition, the Company expects to launch new MMDS services Wireless and Wi-Max (Worldwide Interoperability for Microwave Access) technologies.  As a result, the Company’s results of operations for the year ending December 31, 2005 and thereafter will be significantly affected by the development and marketability of “triple-play” and other new technologies in its principal markets.

E.  Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.  Contractual Obligations

The following table sets forth the principal contractual obligations of the Company during the periods indicated.

		Payment due by Period (thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Debt obligations (i)	60,534	19,474	13,894	27,166	—
Operating lease obligations	—	—	—	—	—
Purchase obligations (including programming agreements)	52,684	25,613	27,071	—	—
Other liabilities	12,815	10,793	2,022	—	—
		—		—	—
Total	126,033	55,880	42,987	27,166	—

(i) Not including interest payments on debt obligations.  We are not able to determine such future interest payments because we cannot accurately predict future interest rates nor our future cash generation and future business decisions that could significantly affect our debt levels and consequently this estimate.  For an understanding of the impact of a change in interest rates applicable to our debt obligations, see “Quantitative and Qualitative Disclosures About Market Risk.”

The figures set forth above represent estimates made by the Company using various assumptions for the years indicated, including (i) that the Company’s present programming and supply contracts will remain in effect at the current rates set forth in such contracts during such years, (ii) that the Company’s subscriber base will not fall below its present level during such years and (iii) that the real/dollar exchange rate will remain stable during such years.   As a result, the Company’s actual contractual obligations during the years indicated above could vary materially based upon, among other things, changes in the Company’s programming line-up, capital expenditure needs, subscriber base and the real/dollar exchange rate.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The Company is managed by its Conselho de Administração (“Board of Directors”) and Diretoria (“Committee of Officers”).  Day-to-day operations of the Company are managed by the Company’s Executivos (“Executive Officers”).  See Item 10, “Additional Information—Estatuto Social.”

Board of Directors

Member	Position	Current Position Held Since
Maurizio Mauro	President	2004
Emilio Humberto Carazzai Sobrinho	Member	2003
Leila Abraham Loria	Member	2003
Arnaldo Figueiredo Tibyriçá	Member	2003
Deborah Patricia Wright	Member	2003
Francisco Sávio Couto Pinheiro	Member	1995
Marcelo Vaz Bonini	Member	2004
Mitchell R. Cohen	Member	2001

Member	Position	Current Position Held Since
Plínio Villares Musetti	Member	2004

Committee of Officers

Member	Position	Current Position Held Since
Carlos Eduardo Malagoni	Member	2004
Virgílio José Carreira Amaral	Member	2004
Marcelo Vaz Bonini	Member	2001

Executive Officers

Member	Position	Current Position Held Since
Leila Abraham Loria	Chief Executive Officer	1999
Carlos Eduardo Malagoni	Chief Financial Officer	2002
Vito Chiarella Neto	Customer Relationship & Sales Officer	2001
Amilton Lucca	New Business Development Officer	2001
Virgílio José Carreira Amaral	Strategy & Technology Officer	1999
Maria Fatima Oliveira	Executive Programming Manager	2004
Leila Cocito	Marketing and Advertisement Officer	2004

Maurizio Mauro was appointed President of the Board of Directors in 2004.  Mr. Mauro has been the CEO of Abril Group since 2001. Prior to joining the Abril Group, he served as a Senior Partner with Booz Allen Hamilton in its São Paulo office for almost 14 years. As the country head and President of Brazilian operations, Mr. Mauro advised large corporations in service industries, such as banks, insurance companies, telecommunication operators and media groups, as well as the Brazilian Government, in strategic planning, organization efficiency and succession/governance restructuring issues.  His professional experience includes being the Planning Officer for a domestic bank and founder and general manager of a software and data communications company.  Mr. Mauro has also served as a Board member for Booz Allen Hamilton and as a visitor professor at IBMEC, where he taught a strategic planning course.  Mr. Mauro holds a B.A. degree from Fundação Getúlio Vargas and an M.S. in Finance from Universidade de São Paulo.

Emílio Humberto Carazzai Sobrinho has been a member of the Board of Directors since March 2003.  Mr. Carazzai has an M.Phil. from Manchester Business School, Victoria Manchester University, in England.  Previously, he was the President and CEO of Caixa Econômica Federal, a federal government-owned bank, from January 1999 through April 2002.  Before that, he was the Corporate Planning Managing Director for Bompreço Par S/A.  Mr. Carazzai has served in distinct public administration capacities, including Executive Secretary of the Ministry of Treasury, Secretary of International Affairs of the Ministry of the Treasury, and Adjunct Secretary General of the Ministry of Agriculture.  Additionally, Mr. Carazzai has also been a senior manager at Banco Banorte S/A, a member of the Council of the Brazilian Federation of Banks, and a consultant for Booz-Allen & Hamilton, among other activities.

Leila Abraham Loria has been the Chief Executive Officer of TVA since June 1999 and a member of the Board of Directors since 2004.  Previously, Mrs. Loria was Business Director at the retail operation of Mesbla Lojas de Departamentos S.A.  Ms. Loria also held managing positions at Wal-Mart Brasil and Galaxy Brasil and was responsible for the development and implementation of these operations in Brazil. Mrs. Loria has also been the President of the Brazilian Association of Pay TV Operators (ABTA) and currently presides over Neo TV (association dedicated to matters of programming and content) and Neotec (association of MMDS systems operators).  She is also in charge of the Abril Group’s Electronic Distribution Division, which includes TVA, Abril Sem Fio and the coordination of the Abril Group’s internet activities.  Mrs. Loria graduated in Business Administration from Fundação Getulio Vargas (FGV) and holds a Master’s Degree in Business Administration from the Federal University of Rio de Janeiro (UFRJ).

Arnaldo Figueiredo Tibyriçá has been a member of the Board of Directors since March 2003.  Mr. Tibiryçá served as Vice President of Legal, Regulatory, and Institutional Affairs of BCP S.A. since 1997.  He has also been associated with Grupo C & A and Banco Itaú.  Mr. Tibyriça received his law degree from PUC-SP.

Deborah Patricia Wright has been a member of the Board of Directors since March 2003.  She has previously served as a director of Amelia.com (an Internet division of the Pão de Açúcar Group) since 2000.  Ms. Wright has also been the General Director of Parmalat Brasil Ltda., and has twenty years experience in consumer products with large companies such as ICI (Tintas Coral), Philip Morris (Kibon e Suchard) and Unilever.

Francisco Sávio Couto Pinheiro has been a member of the Board of Directors since 1995.  Mr. Pinheiro is a former Secretary of Communications who has also held posts at Embratel and Radiobrás, the Brazilian government-owned broadcasting company.  He has also been appointed twice as a member of the ANATEL Consulting Committee, acting as its chairman for two mandates.  Mr. Pinheiro was elected chairman of the World Telecommunication Standardization Conference – WTSA, a sector of the United Nations’ International Telecommunication Union.  He is currently a consultant and General Manager of SP Communications.  Mr. Pinheiro is an engineer and holds a Masters of Science in telecommunications.

Mitchell R. Cohen is a Managing Director at Hellman & Friedman LLC.  Mr. Cohen’s primary areas of focus are the media and telecommunications industries.  Prior to joining the firm in 1989, Mr. Cohen was an associate in the Merchant Banking Department and the Office of the Chairman at Shearson Lehman Hutton Inc.  Mr. Cohen is a director of Western Wireless Corporation and Falcon International Communications L.P., and a former director of VoiceStream Wireless Corporation and Advanstar, Inc.  Mr. Cohen graduated from the McIntire School of Commerce at the University of Virginia.

Plínio Villares Musetti is a partner of JP Morgan Partners based in São Paulo, Brazil and is responsible for investments in Brazil and Latin America. Prior to joining JP Morgan Partners in 2002, Mr. Musetti was the CEO and President of Elevadores Atlas S.A. and later Elevadores Atlas Schindler S.A., the largest elevator and escalator company in Latin America. Previously, Mr. Musetti was the Chief Financial Officer of Indústrias Villares S.A., a Brazilian industrial company with operations throughout Latin America. Mr. Musetti is on the Board of Directors of Atrium Telecom, Diagnostics America S.A. , Elevadores Atlas Schindler S.A. and Satipel Industrial S.A. Mr. Musetti graduated with a degree in Civil Engineering and Business Administration from Mackenzie University in São Paulo, Brazil and has also attended the Program for Management Development at Harvard Business School.

Marcelo Vaz Bonini has been a member of the Board of Directors since 2004 and a member of the Committee of Officers since 2001.  Mr. Bonini joined TVA in 1993 and has since then participated in joint ventures with strategic partners, the launching of bond offerings in the American market, and various corporate reorganizations (mergers, acquisitions and takeovers).  Prior to his involvement in TVA, he was an auditor at Cooper & Lybrand.  Mr. Bonini graduated with a degree in Accounting Sciences from the Pontifícia Universidade Católica de São Paulo.

Vito Chiarella Neto has been the Customer Relationship Officer of TVA since March 2002.  Mr. Neto joined the Abril Group in 1992 and worked in the audit department until 1999 when he became General Manager of operations at TVA Sul.  In 2000 and 2001, he was the Director of TVA’s operations in São Paulo.  Since 2002, Mr. Chiarella has been the Commercial and Client Relationship Director and the head of the TVA Rio de Janeiro and TVA Sul branches.  Mr. Neto graduated with a degree in accounting from the Faculdades Tibiriçá and has an Executive MBA from IBMEC.

Amilton Lucca, who joined TVA in 1997, has been the New Business Development Officer since January 2004.  Mr. Lucca was responsible for the broadband (1999) and VoIP (2005) projects, completing the MSO triple play concept.  Mr. Lucca also developed internet projects for the corporate market and wholesale for the telecommunications market.  Mr. Lucca is a member of the Board of Telcomp (the Association of Competitive Telecommunications Companies) and is an officer of the union of paid-television service companies.  Prior to his association with TVA, Mr. Lucca was responsible for Telecom Operations at EDS (Electronic Data Systems of Brasil) and was associated with Embratel.  Mr. Lucca has a degree in Electric Engineering from the University of Santa Cecília dos Bandeirantes and a masters degree in Telecommunications from FAAP.

Carlos Eduardo Malagoni has been the Chief Financial Officer of TVA since November 2002 and was appointed to the Committee of Officers in 2004.  Mr. Malagoni joined TVA in 1993 and has participated in the Company’s new businesses development, bond offerings, and mergers and acquisitions.  Prior to his involvement with TVA, Mr. Malagoni was associated with Unibanco and Samsung.  Mr. Malagoni holds a degree in Economics from FAAP and an MBA from Ibmec.

Virgílio José Carreira Amaral has been with TVA since 1995, and now serves as Strategy and Technology Officer and as a member of the Committee of Officers.  Mr. Amaral has participated in the implementation of DirecTV (Galaxy Brasil), Ajato Broadband and the expansion of MMDS and cable infrastructure.  Prior to joining TVA, Mr. Amaral worked for 18 years at TV Globo, holding managing positions.  Mr. Amaral has a degree in Electronic Engineering from the University of São Paulo.

Maria Fatima Oliveira has been the Executive Programming Manager of TVA since 2004.  Mrs. Oliveira is responsible for the Programming and Collection Areas, she is charged with the programming negotiation, Pay TV product format and accounts receivable management.  Prior to his involvement with TVA, Mrs. Oliveira was associated with Unibanco and Abril Group. In her trajectory she has been responsible for the Financial Area. Mrs. Oliveira holds a degree in Languages and Foreign Trade from the Pontifícia Universidade Católica de São Paulo and Ibero Americana with MBA from IBMEC in Business Administration and Marketing (SP-Brazil).

Leila Cocito has been the Marketing and Advertisement Officer of TVA since April 2004.  Mrs. Cocito has participated in the marketing and communication development and advertisement sales.  Prior to his involvement with TVA, Mrs. Cocito was associated with Louis Dreyfus Group and worked for eight years at Abril Group.  Mrs. Cocito holds a degree in Business Administration from the Pontifícia Universidade Católica de São Paulo and post-graduated from ESPM.

B.  Compensation

For the year ended December 31, 2004, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $1.19 million.  Members of the Board of Directors and the Committee of Officers do not receive a salary from the Company.

For the year ended December 31, 2004, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was $0.02 million.

C.  Board Practices

Members of the Board of Directors and Committee of Officers are elected for a two-year period, currently expiring on March 2007.  Executive Officers are appointed and removed by the Board of Directors and do not have a stated term of office.  Directors, Officers and Executive Officers do not enter into service contracts with the Company.  See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders—Board of Directors” and Item 10, “Additional Information—Estatuto Social.”

D.  Employees

The following table sets forth the number of officers, managers and other permanent employees of the Company as of the dates indicated.

	As of December 31,
	2004			2003			2002
City	Officers	Management	Others	Officers	Management	Others	Officers	Management	Others
São Paulo	7	17	363	7	14	366	7	16	414
Rio de Janeiro		2	78	—	2	73	—	3	77
Curitiba		1	60	—	1	64	—	—	65
Camboriú		1	11	—	1	10	—	—	9
Florianópolis		1	10	—	1	9	—	1	10
Foz do Iguaçú		1	12	—	1	12	—	12	1
Total	7	23	534	7	20	534	7	32	576

As of December 31, 2004, the Company also employed 21 interns and 12 temporary employees, as compared to 21 interns and 17 temporary employees as of December 31, 2003 and 11 interns and 11 temporary employees as of December 31, 2002, most of whom were located in São Paulo and Rio de Janeiro.

E.  Share Ownership

No Director, Officer or Executive Officer listed above owns more than 1% of the common shares of Tevecap S.A.  See Item 7, “Major Shareholders and Related Party Transactions.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Tevecap has one class of capital stock, common shares, authorized and outstanding.  As of December 31, 2004, 485,220,440 common shares were outstanding, representing authorized social capital of R$837,601,700 (equivalent to U.S.$446.0 million).  The following table sets forth, as of December 31, 2004, information regarding the beneficial ownership of Tevecap’s common shares:

Shareholder	Number of Common Shares Owned	Percentage

Abril Comunicações S.A.	438,925,477	90.4%
Falcon International Communications (Bermuda) L.P.(a)	27,930,829	5.7
JP Morgan Partners LLC (b)	18,364,123	3.7
All directors and executive officers as a group	11	—	(c)

(a)                                  A subsidiary of Falcon International Communications L.L.C.

(b)                                 11,496,328 and 6,867,794 of the shares beneficially owned by JP Morgan Partners LLC (“JPM”) are held of record by two wholly-owned subsidiaries of CMIF (the “JPMorgan Parties”).

(c)                                  Less than 1%.

In addition, on November 19, 2001, the shareholders approved a capital increase whereby the number of shares held by Abril increased from 140,700,748 to 399,582,903.  This capital increase (together with a capital increase in 1998) was paid through the capitalization of loans owed by the Company to Abril under the Abril Credit Facility.  In addition, the 2001 capital increase was paid through contributions of the minority interests of Abril in TVA Sul and Canbras Paraná and Roberto Civita in TVA Sistema.  See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

In December 2003 Abril Comunicações S.A. (“Abril”) purchased from Hearst/ABC Video Services II (“HABC II”) all of HABC II’s equity interest in Tevecap (thereby increasing its ownership interest from 82.3% to 90.4%).

In the first half of 2004, Abril’s board of directors approved a capital increase in TVA.  This amount corresponds to existing indebtedness between TVA and Abril which will be cancelled once the capital increase is effected.  Accordingly, it will not be available for use in future investments by TVA.  Management of TVA intends to submit the capital increase to the board of directors for decision in 2005.

On April 20, 2005, Editora Abril S.A. restructured a significant portion of its financial indebtedness with certain of its financial creditors, including the terms of the non-convertible debentures issued by Editora Abril S.A. previously on October 19, 2001 (the “Restructuring”).  The total amount of the Restructuring is approximately R$485.9 million (equivalent to U.S.$183.0, using the exchange rate of 2.6544). The Restructuring provides for certain restrictions and covenants, including in relation to sale of assets, granting of guarantees and financial transactions.  In order to serve as guarantee of certain obligations of Editora Abril S.A. in connection with the non-convertible debentures issued by Editora Abril S.A., Abril Comunicações S.A. granted in favor of the debenture holders of Editora Abril S.A., a pledge (“caução”) of its shares in Tevecap, which represented 90.45% of Tevecap’s outstanding common shares.  The debentures of Editora Abril S.A. will mature on December 31, 2008.  Under the terms of the Restructuring, in case Abril Comunicações S.A. becomes the owner, directly or indirectly, of all the capital stock of TVA Sistema, Abril Comunicações S.A. is also obliged to grant a pledge (“caução”) of the total TVA Sistema’s shares in favor of the debenture holders of Editora Abril S.A.

The relations among the Company’s equity holders are governed by a Stockholders Agreement (as amended, the “Stockholders Agreement”), dated December 6, 1995, among Tevecap, Robert Civita, Abril, the JPMorgan Parties and Falcon International (collectively, the “Stockholders”).  The following describes certain terms of the Stockholders Agreement, as amended.

Transfer of Shares.  Any Stockholder desiring to transfer shares of capital stock to any third party, including another Stockholder, must first offer such shares to Tevecap and all of the other Stockholders.  Tevecap has the right to determine first whether to purchase such shares; if Tevecap elects not to exercise its right to purchase the shares, the other Stockholders may elect to purchase such shares.  If Tevecap or the other Stockholders decide to purchase the offered shares, all of such shares must be purchased.  If neither Tevecap nor the other Stockholders offer to purchase all of the offered shares, the Stockholder desiring to sell such shares may sell the shares to any person, provided that (i) all of the shares are sold simultaneously within six months after the decision by Tevecap and the Stockholders not to purchase the shares, (ii) Tevecap has not determined that the person making such purchase is a stockholder of undesirable character, lacks necessary financial capacity or competes with the Company, and (iii) the price for sale to such third party is at least 90% of the price offered to the Company and the other Stockholders.  The provisions regarding transfers of shares do not apply to transfers to certain affiliates of the Stockholders.  In addition, the Stockholders have preference over all other persons or entities to subscribe for new issuances of capital stock by the Company in proportion to their existing ownership of capital stock.

Event Put Options.  Upon the occurrence of certain defined “triggering events” each of the Stockholders, other than Abril, may demand that Tevecap buy all or a portion of the shares of capital stock of Tevecap held by such Stockholder, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded (collectively referred to as an “Event Put”).  The triggering events are: (i) the amount of capital stock held by such Stockholder exceeds the amount allowed under any legal restriction to which such Stockholder may be subject (“Regulatory Put”); (ii) a breach without cure within a designated period by Robert Civita, Abril, any of the respective affiliates of Robert Civita or Abril or Tevecap of any representation, warranty, covenant or duty made or owed pursuant to the Stockholders Agreement, the Stock Purchase Agreement, dated August 25, 1995, among Robert Civita, Abril, the JPMorgan Parties, and certain other parties, or the Stock Purchase Agreement, dated December 6, 1995, among Tevecap, Robert Civita, Abril, the JPMorgan Parties, Falcon International and certain other parties; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) Robert Civita ceases to directly or indirectly hold without the approval of the Stockholders 31.258% of the capital stock and voting capital stock of Tevecap or he ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement, dated July 22, 1994, as amended, among Tevecap, Televisão Show Time Ltda. (“TV Show Time”), TVA Brasil Radioenlaces Ltda. (“TVA Brasil”) and Abril, each of which holds certain licenses covering certain operations of TVA, ceases to be valid or effective or TV Show Time, TVA Brasil or Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy or (vi) another Stockholder exercises an Event Put, other than a Regulatory Put.  The price to be paid in connection with an Event Put is set at fair market value determined by appraisal or by a multiple of Tevecap’s most recent quarterly earnings.   However, in the event Tevecap does not have the funds to satisfy its payment obligations under an Event Put, then, subject to a number of conditions, exercising Stockholders may elect to receive special voting or non-voting preferred shares of Tevecap.  These preferred shares will have priority with respect to the distribution of dividends and repurchases of shares by Tevecap.  The carrying value of the redeemable shares subject to an Event Put reflect the capital contributions made by the Stockholders (other than Falcon shares also subject to a Time Put, as described below, the carrying value of which is adjusted to fair value in accordance with the probability of redemption).  The shares formerly held by HABC II, which were sold to Abril as described above, are no longer deemed redeemable shares.  See Note 17 to the Company’s Financial Statements.

Time Put Options.  In addition, pursuant to the Stockholders Agreement, Falcon International may demand that Tevecap buy all or any portion of the shares of capital stock of Tevecap held by Falcon International (the “Falcon Time Put”).  The price to be paid in connection with the Falcon Time Put is fair market value determined in the same manner as an Event Put.  However, in the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof.  In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled,  subject to a number of conditions, to sell its shares of Tevecap to a third party.  As of the date of the filing of this Annual Report, Falcon has not exercised the Falcon Time Put.  In addition, pursuant to an Amended and Restated Option Agreement, dated December 5, 1995, as amended, Harpia Holdings Limited and Curupira Holdings Limited, two of TVA’s minority shareholders that are controlled by JPM, have the right to put their shares in TVA to Abril at any time.

Registration Rights.  The JPMorgan Parties, considered together, or Falcon International may request that the Company effect the registration of any or all of the capital stock held by such Stockholder.  However, the Company is not obligated to effect more than one registration requested by a Stockholder in any 12 month period or more than three registrations requested by a Stockholder in total.  The capital stock that is the subject of the registration demand must be of a certain minimum amount.  In addition, Tevecap must offer each Stockholder other than Abril the opportunity to register capital stock held by such Stockholder, subject to standard reductions in amount such Stockholder may register as recommended by the managing underwriter.  Tevecap is obligated to pay all registration expenses other than underwriting discounts and commissions or transfer taxes, and Tevecap is only obligated to pay for the fees and expenses of Tevecap’s counsel and accountants.

Board of Directors.  Tevecap is governed by a board of directors with nine members.  Under the Stockholders Agreement, Abril designates six members, Falcon International designates one member and the JPMorgan Parties together designate one member.  The final member is an independent member nominated by Abril and designated by an affirmative vote of all shareholders entitled to designate a director.  The affirmative vote of members of the board representing the JPMorgan Parties and Falcon International is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than $500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than $1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than $500,000; asset sales and acquisitions (whether one transaction or a series of related transactions involving assets, including restructuring, mergers, consolidations of assets) with an aggregate value in excess of US$5,000,000; loans on advance payments; non-financial guarantees in aggregate totaling more than $100,000; transactions with affiliates; and modifications to the Service Agreement.  Tevecap must obtain the approval of Falcon International before entering into contracts in excess of $1,000,000.  Tevecap must obtain the approval of each of the JPMorgan Parties and Falcon International before any corporate restructuring or any public offering of securities of Tevecap.

Notwithstanding the foregoing: (i) expenditures or projects of the Company that are included in approved Business Plans do not require any additional Board or shareholder approval and (ii) the Company is allowed to incur indebtedness of up to US$10,000,000 (or the reais equivalent) or guarantee of loans in such amounts, without the need to obtain specific approval from the Board of Directors or shareholders, provided such loans or guarantees are within the limits of approved Business Plans and are in the ordinary course of business.

Required Dividend.  Tevecap is required by the terms of the Stockholders Agreement to pay annual dividends equal to the net cash flow of Tevecap or 25% of the net consolidated profit (as defined by Brazilian law) of Tevecap.  Since inception, Tevecap has never declared a dividend.

B.  Related Party Transactions

Overview

Tevecap has engaged in a significant number and variety of related party transactions, including, without limitation, the transactions described below.  Although Tevecap believes such transactions are conducted on an arm’s-length basis, Tevecap has not performed any studies or analyses to determine whether the terms of past transactions with related parties have been equivalent to arm’s-length transactions and cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party.

Transactions Among Related Parties

Editora Abril Service Agreement

In January 2002, pursuant to a Service Agreement with its affiliate Editora Abril, the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril.   Under this Service Agreement, the Company pays to Editora Abril a monthly fee of approximately U.S.$130 as of December 31, 2004 (compared to $77 and $55 as of December 31, 2003 and 2002, respectively).

Publishing and Advertising

The Company publishes a monthly programming guide detailing the Company’s programming options in a given month.  In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 200,000 copies of the Company’s monthly programming guide in return for a monthly payment of approximately $127 as of December 31, 2004 (compared to $94 and $132 as of December 31, 2003 and 2002, respectively) to printing costs, distributor and advertising.

TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company’s monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

Abril Credit Facility

Tevecap has entered, as the borrower, into a revolving credit facility (the “Abril Credit Facility”) with Editora Abril S.A., as the lender.  The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60.0 million.  Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount.  The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount.  Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility.  In 2005 Tevecap intends to capitalize its indebtedness under the Abril Credit Facility, which will significantly reduce its total outstanding indebtedness.  The aggregate principal amount outstanding under the Abril Credit Facility was $49.6 million as of December 31, 2004 (compared to $39.7 million as of December 31, 2003).

Other Intercompany/Shareholder Loans

Tevecap has used the proceeds from loans under the Abril Credit Facility to make capital contributions to TVA Sistema and TVA Sul, as well as to extend loans to various interrelated companies.  The aggregate outstanding amounts under these loans as of December 31, 2004 were $28.4 million (compared to $9 million as of December 31, 2003), including $16.7 million to TVA Sistema, $3.8 million to TVA Sul and $6.8 million to TVA Communications Ltd.

Service Agreement with Licenseholders

Pursuant to a Service Agreement, dated July 22, 1994, as amended, Abril Comunicações S.A., TVA Brasil and TV Show Time (the “Licenseholders”) agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests.  While the Licenseholders retained the title to such licenses, the Licenseholders promised to take all steps necessary to transfer the title of such licenses to Tevecap.  Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers.  The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.

ITEM 8.  FINANCIAL INFORMATION

Item 19 contains all financial statements required to be filed as part of this Annual Report.

ITEM 9.  THE OFFER AND LISTING

A.  Offer Listing and Details

Tevecap has one class of capital stock, common shares, authorized and outstanding.    The Company’s common stock are not listed on any exchange and are not publicly traded.  See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

B.  Plan of Distribution

Not applicable.

C.  Markets

The Company’s outstanding registered securities consist of the Company’s 12 5/8% Senior Notes due 2004 and 12 5/8% Senior Notes due 2009 that were originally registered under the Securities Act pursuant to exchange offers which expired in May 1997, December 1997 and December 2004.  There is no formal trading market for such securities.

The Company does not have any publicly traded class of equity securities.  See Item 9(A) above.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Estatuto Social

1.                                       The Company’s corporate purpose, as set forth in Subsection 3 of Chapter I of its Estatuto Social, is as follows: (i) the production, acquisition, licensing, distribution, import and export of television programs; (ii) the rendering of telecommunication services, in particular pay television services, as well as other services relating to signal transmission, reception and distribution systems and television programs; (iii) advertisement and publicity exploitation; and (iv) investment in other companies, especially those in the telecommunication field.

2.                                       The Company is managed by the Board of Directors and the Committee of Officers.  Day to day management, however, is carried out by the Executive Officers.  See Item 6, “Directors, Senior Management and Employees.”

The Board of Directors is composed of 9 regular members and 9 alternates, each elected by the general shareholders meeting. The Board of Directors shall meet whenever necessary and at least every three months, upon request in writing by any of its regular or alternate Directors (such request to be delivered at least ten business days before the date of the meeting and upon presentation of the agenda to be discussed). The meeting of the Board of Directors shall be convened only with the attendance of at least six of its regular members, in person or as represented by their respective alternates. The resolutions shall be taken by the favorable vote of the majority of the Directors present at the meeting.

The Committee of Officers comprises a minimum of two and a maximum of five members. The Committee of Officers manages the business of the Company in general and practices any and all acts necessary or advisable, except those which, pursuant to applicable law, the Estatuto Social or the Stockholders Agreement, are the responsibility of the shareholders or the Board of Directors.

(a) There are no provisions in the Estatuto Social relating to the power of Directors or Officers to vote on a proposal in which a conflict of interest exists or may exist.

(b) The aggregate compensation of the Board of Directors and the Committee of Officers is fixed pursuant to a General Shareholders Meeting and is distributed among the Directors and Officers as determined by the Board of Directors at a duly convened meeting.

(c) Pursuant to Subsection 20 of Chapter V of the Estatuto Social and the Stockholders Agreement, the incurrence of the following indebtedness must be approved by all Directors appointed by minority shareholders:  (i) indebtedness with a maturity of less than one year and in an amount greater than U.S.$1,000,000; and (ii) indebtedness with a maturity of more than one year (except trade debt in an aggregate amount lower than U.S.$500,000).  Any other incurrence of indebtedness can be approved by a majority of the Directors present at a meeting of the Board of Directors or by any two Officers in the ordinary course of business.  Notwithstanding the foregoing: (i) expenditures or projects of the Company that are included in approved Business Plans do not require any additional Board or shareholder approval and (ii) the Company is allowed to incur indebtedness of up to US$10,000,000 (or the reais equivalent) or guarantee of loans in such amounts, without the need to obtain specific approval from the Board of Directors or shareholders, provided such loans or guarantees are within the limits of approved Business Plans and are in the ordinary course of business.

(d) There are no provisions in the Estatuto Social setting forth age limits or retirement requirements for Directors and Officers. Directors are elected for a period of two years (with the opportunity of reelection) by a shareholders meeting and remain as Directors until the appointment of their respective successors. In case of a vacancy, a general shareholders meeting shall be called to elect a substitute.

Officers are elected by the Board of Directors for a period of two years and can be reelected.  In case of a vacancy, a meeting of the Board of Directors shall be immediately called to elect the substitute, who shall complete the term of the Officer so replaced.

(e) All Directors, whether regular or alternates, must be shareholders of the Company, although the Estatuto Social does not require ownership of a minimum number of shares to qualify as a Director.  Officers do not need to be shareholders of the Company.

3.                                     The Company’s capital is divided into and represented by 485,220,440 shares, all of which are common shares entitled to one vote in shareholders meetings.

(a) There are no provisions in the Estatuto Social setting forth a time limit for dividend entitlements to lapse.  All shares are entitled to the same dividend payments.  Under Brazilian law, the Company is required to pay dividends in an amount equal to 25% of its net consolidated profit (as defined by Brazilian law).  In addition, upon resolution of the Board of Directors, interim dividends may be distributed out of net profits declared in annual or semiannual financial statements.

(b) There are no provisions in the Estatuto Social concerning staggered intervals for the reelection of Directors or permitting or requiring cumulative voting.

(c) All shares have the right to share in the Company’s net profits. At the end of any fiscal year, from the net profits earned, 5% shall be deducted to from the legal reserve (which shall not exceed 20% of outstanding social capital).

(d) All shares have the same right to share any surplus in case of a liquidation of the Company after settlement of all outstanding debts. In the event of liquidation, a general shareholders meeting shall determine the form of liquidation, appoint the liquidator and an audit committee to operate during the liquidation period.

(e) The resolutions of a general shareholders meeting authorizing the purchase or redemption of the Company shares shall comply with the provisions in the Stockholders Agreement governing resolutions at general shareholders meetings.

(f) There are no sinking fund provisions in the Estatuto Social.

(g) All of the Company’s shares are issued and fully paid. Consequently, the shareholders are not subject to further capital calls.

(h) There are no provisions in the Estatuto Social discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

4.                                       In order to modify the rights of shareholders, the Estatuto Social must be amended to reflect such modification.  The Estatuto Social can be amended only through a resolution passed at a general shareholders meeting.

5.                                       General shareholders meetings can be ordinary or extraordinary.  Ordinary general shareholders meetings shall be held within four months following the closing of the fiscal year, whereas the extraordinary general shareholders meetings are held whenever necessary.  All general shareholders meetings shall be called by the Board of Directors.  Only the shareholders whose shares are subscribed to in their respective names, in the applicable register, up to three days before the date fixed for the general shareholders meeting, may participate and vote in such meeting.

6.                                       Under Brazilian law, non-Brazilians are not entitled to own on a combined basis more than 49% of the voting stock of the Company.

7.                                       There are no provisions in the Estatuto Social that would have the effect of delaying, deferring or preventing a change in control of the Company.  However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders.  The Stockholders Agreement also contains other transfer restrictions relating to the Company’s shares.  See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

8.                                       There are no provisions in the Estatuto Social governing the ownership threshold above which shareholders ownership must be disclosed.

9.                                       Brazilian corporate law is significantly different from U.S. corporate law in a number of areas.   The Brazilian form of Articles of Incorporation (Estatuto Social) includes both the Anglo-Saxon concept of Articles of Incorporation and the concept of “by-laws.” Tevecap S.A., like other large Brazilian companies, has a two-tier governance system, which typically involves a management or executive board (Committee of Officers) and a supervisory board (Board of Directors).  The Committee of Officers is the executive body.  Its members are appointed by the Board of Directors and are employed by the Company.  The Board of Directors has supervising and advising functions only.  Its members are representatives of shareholders and cannot be employed by the Company.  The Board of Directors’ duties include supervision of the Committee of Officers and the general course of business of the Company.  The Board of Directors also performs advisory functions vis-à-vis the Committee of Officers.

10.                                 There are no provisions in the Estatuto Social imposing more stringent conditions than those required by law to change the capital of the Company.  However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders.  The Stockholders Agreement also contains other transfer restrictions relating to the Company’s shares.  See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

C.  Material Contracts

None.

D.  Exchange Controls

Brazilian law provides that, whenever there is, or is a serious risk of, a material imbalance in Brazil’s balance of payments, the Brazilian Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies.

The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies other than in connection with certain authorized transactions.  There can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company’s access to foreign currency that would be required to meet its foreign currency obligations, including payments under the 12 5/8% Senior Notes due 2004 issued by Tevecap in November 1996.  The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

For a description of the foreign exchange markets in Brazil, see Item 3, “Key Information—Selected Financial Data—Exchange Rates.”  See also “Risk Factors—Factors Relating to Brazil.”

E.  Taxation

Brazil

The following is a summary of the material Brazilian income tax consequences to Tevecap in connection with the sale and repayment of Tevecap’s 12 5/8% Senior Notes due 2004 (the “Senior Notes”) including any interest thereon) and to beneficial owners of the Senior Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such Senior Notes.  This summary is limited to Tevecap and to non-residents of Brazil which acquire the Senior Notes at the original issue price, and does not address investors who purchase Senior Notes at a premium or market discount.  In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates).  The earnings of branches of foreign companies and non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources.  Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Senior Notes and the price at which the Senior Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source.  Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax.  The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile.   If the beneficiary of the payment is located in a country in which the effective tax rate on net income is lower than 20%, the withholding rate is 25%.  Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Senior Notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months.  As a result, since the Senior Notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Senior Notes.

If, however, any Senior Note is redeemed prior to November 26, 2004, such reduction will not apply and, therefore, upon such redemption the Brazilian withholding tax will be imposed on the amount of interest, fees and commissions paid on such Senior Notes from the date of issue through the date of redemption.  Based on the advice of its Brazilian tax counsel, Tevecap believes and intends to take the position for tax reporting purposes that, in the event of any such early redemption to which such withholding tax applies, so long as the paying agent through which such payment is made is located in Japan and payment to such paying agent discharges the obligations of Tevecap to make payments in respect of the Senior Notes, interest and other income with respect to the Senior Notes will be subject to Brazilian withholding tax at a rate of 12.5% under the tax treaty in effect between Brazil and Japan.  In any event, under the terms of the Senior Notes, Tevecap would be required to gross up Senior Noteholders for any Brazilian withholding tax, subject to customary exceptions.  Tevecap has the right to redeem the Senior Notes at par in the event that it is required to gross up for Brazilian withholding tax imposed at a rate in excess of 15%.

Any earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to another non-resident of Brazil are not subject to tax in Brazil.  Earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to a resident of Brazil should not be subject to tax in Brazil, although the matter is not free from doubt.

On February 8, 1996, the Brazilian Federal Government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions (“IOF tax”) related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as the Senior Notes).  The rate of IOF tax paid by the Company with respect to the issuance of the Senior Notes was zero %.  Decree No. 1,815 was revoked by Decree No. 2,219 of May 2, 1997 which currently regulates the IOF tax.  The IOF tax rate was reduced to zero upon the adoption of Ordinance No. 85 on April 24, 1997.  However, under Law No. 8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuição Provisória sobre Movimentação Financeira (“CPMF”).  Based on such Amendment, Law No. 9,311 of October 24, 1996 (“Law 9,311”) was enacted, creating the CPMF tax.  Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by the Company with respect to the Senior Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%.  Funds arising from the collection of CPMF tax will be applied only in the public health system.  Since January 23, 1999, CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.38%, for a period of two years.  The Constitutional Amendment No. 37 of June 2001 extended the CPMF leviance until December 31, 2004 at 0.38%.

There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Senior Notes).

United States

The following is a summary of the material United States Federal income tax consequences to a beneficial owner of the Senior Notes that is a citizen or resident of the United States or a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, as well as other persons subject to United States Federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a Senior Note (“U.S. Holders”).  Such tax treatment may vary depending upon the particular situation of a U.S. Holder.  This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, non-U.S. persons, persons whose “functional currency” is other than the U.S. dollar or persons that hold Senior Notes as part of a “straddle” or “conversion transaction” or otherwise as part of a “synthetic security” or other integrated transaction) and is limited to investors that hold Senior Notes as capital assets.  In addition, this summary is limited to U.S. Holders that acquire the Senior Notes at their issue price and does not address investors that purchase Senior Notes at a premium or market discount.  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations thereunder (the “Regulations”), revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations, which changes may have retroactive effect.  No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service (the “IRS”).

PROSPECTIVE PURCHASERS OF THE SENIOR NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF SENIOR NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE POSSIBLE DEDUCTION BY THE ISSUER OF BRAZILIAN TAXES (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE SENIOR NOTES, (III) THE AVAILABILITY, FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND (IV) THE CONSEQUENCES OF PURCHASING THE SENIOR NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

Interest on the Senior Notes

Interest on the Senior Notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for United States Federal income tax purposes.  The amount includible in the income of a U.S. Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of Senior Notes (i.e., the amount before deduction of any Brazilian withholding taxes).

Disposition of a Senior Note

Generally, any sale, redemption or other taxable disposition of a Senior Note by a U.S. Holder will result in taxable gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other taxable disposition (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the U.S. Holder’s tax basis in the Senior Note.  Any gain or loss upon a sale, redemption or other taxable disposition of a Senior Note will be capital gain or loss (which will be long-term if the Senior Note is held for more than one year).

Effect of Brazilian Withholding Taxes

Payments with respect to a Senior Note will not be subject to Brazilian withholding tax unless the Note is redeemed prior to November 26, 2004.  See “—Brazil.” In the case of any Senior Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption.  Any Brazilian tax withheld generally will be treated as a foreign income tax that U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their United States Federal income tax liability.  No such deduction or credit will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or Tevecap, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax.  While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future.

For purposes of determining a U.S. Holder’s United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Senior Note will generally constitute United States source income.  Interest (including any Additional Amounts payable by Tevecap) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes.  However, if a Senior Note is redeemed prior to November 26, 2004, and payments with respect to the Senior Note are subject to Brazilian withholding tax imposed at a rate of 5% or more, the IRS might retroactively treat interest paid with respect to the Senior Note as high withholding tax interest.

In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the U.S. Holder’s United States Federal income tax rate multiplied by its foreign source income for the taxable year, a U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such U.S. Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holder’s previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the U.S. Holder).  A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Senior Notes in order to claim a foreign tax credit in respect of such withholding tax.

Information Reporting and Backup Withholding

For each calendar year in which the Senior Notes are outstanding, each DTC participant or indirect participant holding an interest in a Senior Note on behalf of a U.S. Holder and each paying agent making payments in respect of a Senior Note will generally be required to provide the IRS with certain information, including such U.S. Holder’s name, address and taxpayer identification number (either such U.S. Holder’s Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such U.S. Holder during the calendar year.  These reporting requirements, however, do not apply with respect to certain U.S. Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts.

In the event that a U.S. Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such U.S. Holder or paying agent making payments in respect of a Senior Note may be required to “backup” withhold a tax (currently at a rate of 28%) from each payment of interest and principal with respect to the Senior Notes.  This backup withholding tax is not an additional tax and may be credited against the U.S. Holder’s United States Federal income tax liability if the required information is furnished to the IRS.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

The Company is a foreign issuer subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder.   The Company files reports with the Securities and Exchange Commission (the “Commission”) in electronic format via EDGAR.  These reports can be accessed through the Commission’s website (www.sec.gov) and can also be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, DC 20549, and at the SEC’s regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  Copies of such materials may be obtained at prescribed rates.  Other information regarding the Company can be accessed through the Company’s website (www.tevecap.com.br).  All information obtained through the Company’s website is expressly not incorporated by reference herein.

I.  Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to foreign currency exchange rate risk and interest rate risk.  As of December 31, 2004, Tevecap had dollar-denominated debt of U.S.$48.0 million, which is due in three equal annual installments commencing November 26, 2007 and ending November 26, 2009.

During January 1999, the Brazilian real experienced a significant devaluation after the Central Bank abandoned the exchange band within which the real was permitted to trade.  Since that time, the exchange rate has been volatile, ranging up to R$3.9552 per U.S. dollar.  See Item 3, “Key Information—Selected Financial Data—Exchange Rates.”

Although the Company’s reporting currency is the U.S. dollar, the cash flow required to service its indebtedness is generated in local currency, Brazilian reais (R$).  Using the year end 2004 exchange rate (R$2.65 per U.S.$1.00), the cash flow in reais to pay the interest due in 2005 would be R$16.1 million.  A 13% devaluation of the real to R$3.00 per U.S. dollar would require cash flow of R$18.2 million.  If the real devalued 32% to R$3.50 per U.S. dollar, the cash flow in reais to pay the interest due in 2005 would be R$21.2 million.

The Company is also subject to interest rate risk on its loans in local currency.  As of December 31, 2004, the Company had $11.3 million of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate.  The majority of the affiliate’s debt is in reais and bears interest at the CDI rate (the interbank certificate of deposit rate in Brazil), plus 7.0%.

During 2004, the CDI rate ranged from 16.27% to 17.76%.  The average rate for the year was 16.91%, and the rate at December 31, 2004 was 16.4%.  If the CDI rate rose to 25%, interest payments on the $11.3 million would be approximately $2.8 million annually.  If the CDI rate rose to 30%, the annual interest payments would be $3.4 million.  Most of the interest due on these loans in the past has been added to principal rather than paid in cash.

The Company does not hedge any of its market risks (other than entering into certain programming agreements that place ceilings on the dollar/real exchange rate used to calculate monthly programming costs) and does not utilize derivative financial instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In October 2004 the Company launched an exchange offer for its $48.0 million senior notes due November 2004 that are held by third parties.  On November 26, 2004, the original maturity date of the senior notes, the exchange offer was still outstanding, as a result of which the Company did not pay the outstanding principal amount of such notes (although the Company paid interest accrued until such date).  The exchange offer was consummated in December 2004, as a result of which approximately $40.7 million of the senior notes due 2004 were exchanged for senior notes due 2009.  The Company subsequently conducted a second exchange offer, launched in March 2005 and consummated in May 2005, under which an additional $7.0 million in senior notes due 2004 were exchanged for senior notes due 2009.  As of the date hereof the Company has launched a third exchange offer for the less than $0.3 million in outstanding senior notes due 2004 still outstanding, which exchange offer expires in July 2005.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

As of December 31, 2004, the Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in the Company’s internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  Audit committee financial expert.

TVA does not presently have, and is not required to have, an audit committee.  In 2005, however, the Company decided to create a statutory audit board (“Conselho Fiscal”) operating on a permanent basis which shall be formed by independent members and shall have responsibilities similar to those of an audit committee under the standards established by the Sarbanes-Oxley Act.  The creation of this statutory audit board as well as the appointment of its members is expected to take place by July 31, 2005.

ITEM 16B.  Code of Ethics

The Company does not presently have a code of ethics applicable to its senior executive officers.  The

Company is presently considering the adoption of a code of ethics, and will, upon its adoption, either: (i) provide a copy thereof to the Commission, (ii) post the text thereof on the Company’s website (www.tevecap.com.br) or (iii) provide a copy thereof to any person upon request.

ITEM 16C.  Principal Accountant Fees and Services

 Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu (“DTT”), during the fiscal years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
	(in thousands of dollars)
Audit fees	248.8	132.9
Audit-related fees	0	0
Tax fees	0	0
All Other fees	0	0

	248.8	132.9

Audit Fees are the aggregate fees billed by Deloitte Touche Tomhatsu for the audit of the Company’s consolidated annual financial statements that are provided in connection with regulatory filings.

Pre-Approval Policies and Procedures

The Company has adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the Board of Directors.  Any service proposals submitted by external auditors need to be discussed and approved by the Board of Directors during its meetings, which take place at least four times a year.  Once the proposed service is approved, the Company or its subsidiaries formalize the engagement of services.  The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Board meetings.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company is furnishing financial statements pursuant to the instructions in Item 17 of Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

See Item 18(a) for a list of financial statements filed as part of this Form 20-F.

ITEM 19.  EXHIBITS

(a)                                  Financial Statements.  The following financial statements and schedules are filed as part of this annual report, together with the report of the independent registered accounting firm.

INDEX TO THE FINANCIAL STATEMENTS

TEVECAP S.A. AND SUBSIDIARIES - Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002 and Report of Independent Registered Accounting Firm

CCS—CAMBORIÚ CABLE SYSTEM DE TELECOMUNICAÇÕES LTDA. -
Financial Statements for the Years Ended December 31, 2004, 2003 and 2002 and Report of Independent Registered Accounting Firm

(b)	Other Exhibits

Exhibit 12.	Sarbanes-Oxley Act Section 302 Certifications

Exhibit 13.	Sarbanes-Oxley Act Section 906 Certifications

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVECAP S.A.

By:	/s/ Leila Abraham Lória
Name:	Leila Abraham Lória
Title:	Chief Executive Officer

By:	/s/ Carlos Eduardo Malagoni
Name:	Carlos Eduardo Malagoni
Title:	Chief Financial Officer

Date:	July 15, 2005

TEVECAP S.A.

AND SUBSIDIARIES

Index to Consolidated Financial Statements

Contents	Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2004	F-5

Consolidated Statements of Changes in Shareholders’ Deficiency and Redeemable Common Stock for each of the three years in the period ended December 31, 2004	F-7

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2004	F-8

Notes to The Consolidated Financial Statements	F-10

TEVECAP S.A.

AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TEVECAP S.A.

São Paulo – SP - Brazil

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, change in shareholders’ deficiency and redeemable common stock and cash flows for each of the three years in the period ended December 31, 2004, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 27, the Company’s loss from operations for the year ended December 31, 2003 has been restated.

The accompanying consolidated financial statements for the year ended December 31, 2004 have been prepared assuming that the Company will continue a going concern.  As discussed in Note 1.2 to the financial statements, the Company’s recurring losses from operations, working capital deficiency and shareholders’ deficiency raise substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 1.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil,

July 8, 2005

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003
in thousands of U.S. dollars

	December 31,
	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$1,368	$292
Accounts receivable, net (Note 3)	1,695	4,426
Inventories, net (Note 4)	9,472	8,470
Prepaid and other assets (Note 5)	1,323	677
Recoverable taxes	427	632
Other accounts receivable	150	946

Total current assets	14,435	15,443

Property, plant and equipment, net (Note 9)	68,220	76,317
Investments - equity basis (Note 8)	—	549
Deferred income taxes (Note 7.2)	119	—
Recoverable taxes	138	—
Intangible assets, net (Note 10)	4,531	5,725
Loans receivable from related companies (Note 6)	6,480	3,271
Judicial deposits (Note 20)	8,760	6,626

Total assets	$102,683	$107,931

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets, continued

December 31, 2004 and 2003
in thousands of U.S. dollars

	December 31,
	2004	2003
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities
Loans (Note 11)	$19,474	$56,081
Film suppliers	4,996	6,619
Other suppliers	5,687	4,333
Tax recovery program – PAES/REFIS (Note 13)	1,581	1,497
Taxes payable other than income taxes (Note 12)	3,462	7,867
Income tax payable	328	278
Accrued payroll and related liabilities	1,352	1,437
Advances from customers (Note 2.12)	3,939	2,839
Deferred income tax (Note 7.2)	—	19,292
Other accounts payable	1,500	2,398

Total current liabilities	42,319	102,641

Long-term liabilities
Loans (Note 11)	41,060	—
Loans payable to related companies (Note 6)	49,634	39,712
Taxes payable other than income taxes (Note 12)	3,714	—
Tax recovery program – PAES/REFIS (Note 13)	14,080	12,836
Accrual for contingencies (Note 20)	14,544	11,272
Deferred income tax (Note 7.2)	29,171	—
Liability to fund equity investees (Note 8)	—	5,349
Other accounts payable	—	211

Total long-term liabilities	152,203	69,380

Commitments (Note 17)

Minority interest	879	1,140
Redeemable common stock, no par value 46,294,952 shares authorized, issued and outstanding as of December 31, 2004 and 2003 (Note 18)	27,599	24,201

Shareholders’ deficiency
Common stock, no par value, 438,925,488 shares authorized, issued and outstanding as of December 31, 2004 and 2003. (Note 19)	446,026	446,026
Accumulated other comprehensive income	(5,129)	2,716
Accumulated deficit	(561,214)	(538,173)

Total shareholders’ deficiency	(120,317)	(89,431)

Total liabilities and shareholders’ deficiency	$102,683	$107,931

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 2004, 2003 and 2002
in thousands of U.S. dollars

	Year ended December 31,
	2004	2003	2002
		(As restated)
Gross revenues
Monthly subscriptions	$94,263	$83,794	$83,138
Installation	983	1,211	1,099
Advertising	1,826	2,586	1,624
Additional services	6,027	3,781	3,907
Taxes on revenues	(14,394)	(13,038)	(12,444)
	88,705	78,334	77,324
Direct operating expenses (excluding depreciation and amortization stated separately below)
Payroll and benefits	2,020	2,455	5,130
Programming	26,317	24,786	25,036
Technical assistance	1,249	1,533	1,427
TVA magazine	1,293	1,577	1,675
Pole rental	1,444	1,255	1,881
Other costs (Note 15)	9,975	9,855	8,814
	42,298	41,461	43,963
Selling, general and administrative expenses
Payroll and benefits	5,551	6,322	5,348
Advertising and promotion	1,481	1,331	1,585
Rent	1,360	1,074	1,102
Other selling, general and administrative expenses	11,380	8,381	10,621
	19,772	17,108	18,656
Depreciation	23,379	22,748	27,040
Amortization	977	935	977
Tax recovery program (Note 13)	—	5,029	—
Other operating expense, net (Note 14)	3,315	3,671	4,281
Loss from operations	(1,036)	(12,618)	(17,593)

Interest income	(701)	(1,511)	(1,708)
Interest expense	21,418	18,135	16,941
Foreign currency transaction (income) loss, net	(3,561)	(11,019)	31,520
Other nonoperating (income) expense, net (Note 16)	(8,443)	5,897	590
Loss before income taxes, equity in affiliates, minority interest, discontinued operations and extraordinary item	(9,749)	(24,120)	(64,936)

Income tax expense – current (Note 7.1)	304	328	79
Income tax expense – deferred (Note 7.1)	8,867	19,054	—

Loss before equity in affiliates, minority interest, discontinued operations and extraordinary item	(18,920)	(43,502)	(65,015)

Equity in (income) losses of affiliates, net (Note 8)	468	(3,585)	6,337

Loss before minority interest	(19,388)	(39,917)	(71,352)

Minority interest	255	82	64

Net loss	(19,643)	(39,999)	(71,416)

The accompanying notes are an integral part of the consolidated financial statements

	Year ended December 31,
	2004	2003	2002

Other comprehensive loss - Foreign currency translation adjustment	$(7,845)	$(4,814)	$(9,325)
Comprehensive (loss)	$(27,488)	$(44,813)	$(80,741)

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Deficit and Redeemable Common Stock

for the years ended December 31, 2004, 2003 and 2002

in thousands of U.S. dollars

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Deficit	Redeemable Common Stock
Balance as of December 31, 2001	371,026	(442,645)	16,855	(54,764)	115,252

Foreign currency translation adjustments, net of tax of $0			(9,325)	(9,325)

Net loss		(71,416)		(71,416)

Adjustment of redeemable common stock to redemption price		15,887		15,887	(15,887)

Balance as of December 31, 2002	371,026	(498,174)	7,530	(119,618)	99,365

Foreign currency translation adjustments, net of tax of $0			(4,814)	(4,814)

Net loss		(39,999)		(39,999)

Reversal of redeemable common stock Hearst/ABC (46,294,952 shares) (Note 17)	75,000			75,000	(75,000)

Adjustment of redeemable common stock to redemption price					(164)

Balance as of December 31, 2003	446,026	(538,173)	2,716	(89,431)	24,201

Foreign currency translation adjustments, net of tax of $0			(7,845)	(7,845)

Net loss		(19,643)		(19,643)

Adjustment of redeemable common stock to redemption price		(3,398)		(3,398)	3,398

Balance as of December 31, 2004	$446,026	$(561,214)	$(5,129)	$(120,317)	$27,599

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2004, 2003 and 2002
in thousands of U.S. dollars

	Year Ended December 31,
	2004	2003	2002

Cash flows from operating activities:

Net loss	$(19,643)	$(39,999)	$(71,416)
Adjustments to reconcile net loss to net cash
Provided by operating activities:
Depreciation	23,379	22,748	27,040
Amortization	977	935	977
Amortization of debt issuance cost	—	260	181
Redeemable stock	—	(164)	—
Net gain on sale of equity method investments	(8,443)	—	—
Provision for doubtful accounts	1,414	1,360	3,213
Write-off of assets related to cancellation of subscriptions	2,117	2,790	2,864
Minority interest	255	82	64
Disposal and write-off of property, plant and equipment	384	1,363	2,999
Permanent impairment loss on equity method investments	—	5,897	—
Equity in (income) losses of affiliates	468	(3,585)	6,337
Foreign currency transaction loss, net	(3,561)	(11,019)	31,520
Deferred income taxes	8,867	19,054	—
Accrued interest	16,486	13,933	9,879

Changes in operating assets and liabilities:
Accounts receivable	1,419	(1,959)	(1,818)
Prepaid and other assets	265	235	878
Inventories	(231)	54	387
Suppliers	(1,129)	(12,433)	9,895
Accrual for contingencies	2,063	(6,076)	5,082
Taxes payable other than income taxes	(2,290)	649	377
Tax recovery program – PAES/REFIS	(1,144)	6,227	(1,062)
Current income taxes	304	328	—
Accrued payroll and related liabilities	(195)	410	(249)
Advances received from subscribers	766	2,666	(162)
Judicial deposits	(1,404)	4,241	(673)
Other	(948)	1,236	(518)
Net cash provided by operating activities	20,176	9,233	25,795

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,085)	(11,223)	(11,195)

Loans to related companies	—	—	(19,925)
Repayment of loans made to related companies	—	141	26,178
Net cash used in investing activities	(13,085)	(11,082)	(4,942)

Cash flows from financing activities:
Proceeds from bank loans	44,685	24,560	31,010
Repayment of loans from banks	(49,270)	(42,978)	(42,329)
Proceeds from loans from shareholders	45,654	63,654	19,437
Repayments of loans from shareholders	(46,894)	(44,309)	(19,738)
Net cash provided by (used in) financing activities	(5,825)	927	(11,620)

Effect of exchange rate changes	(190)	969	(9,622)

Net increase (decrease) in cash and cash equivalents	1,076	47	(389)
Cash and cash equivalents at beginning of the period	292	245	634
Cash and cash equivalents at end of the period	$1,368	$292	$245
Supplemental cash disclosure:
Cash paid for interest	$7,041	$10,125	$10,232

The accompanying notes are an integral part of the consolidated financial statements

	Year Ended December 31,
	2004	2003	2002

Supplemental non-cash financing and investing activities:
Accrued interest on related company loans refinanced as principal balance	$7,649	$12,291	$3,661

Recognition of loans receivable to shareholder in connection with the sale of investments (Note 8)	$5,482	—	—

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars,

Unless otherwise indicated)

1.         The Company and its principal operations

1.1.      General

The consolidated financial statements have been prepared to reflect the consolidated results of Tevecap S.A. (“Tevecap”) and its subsidiaries (the “Company”).

Tevecap is a holding company, the subsidiaries of which render services related to wireless cable, cable and high-speed internet, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

As of December 31, 2004, Abril Comunicações S.A. (“Abrilcom”), a printing and distribution company, was the majority shareholder of the Company.

1.2.      Significant risks and uncertainties

The Company’s consolidated financial statements for the year ended December 31, 2004 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $19,643 during the year ended December 31, 2004 and had negative working capital of $27,884 and a shareholders’ deficiency of ($120,317) at December 31, 2004. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. In this regard, managements’ plans include: (i) increasing the Company’s subscriber base and implementing technological upgrades to its pay television networks; (ii) streamlining the Company’s principal operating procedures to increase productivity and profitability; (iii) the continuation of a cost reduction program which was initiated in 2002; (iv) adjusting the Company’s capitalization (including indebtedness) to provide for long term growth and stability; (v) the capitalization of the Abril Credit Facility; and (vi) sales of non-strategic assets and the discontinuation of noncompetitive businesses.  The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.                            Summary of significant accounting policies

Significant policies followed in the preparation of the consolidated financial statements are described below:

2.1.      Basis of presentation and consolidation

a) Basis of presentation

The consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”).

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management’s judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

b) Principles of consolidation

The consolidated financial statements include the accounts of Tevecap and all majority-owned subsidiaries.

Investments in affiliated companies, owned 20% to 50% inclusive, are carried at cost and adjusted for the Company’s equity in undistributed earnings or losses and dividends received since acquisition.

Intercompany transactions and accounts are eliminated in consolidation.

2.2.      Accounting records

As required by Brazilian Law and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the consolidated financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

2.3.      Currency remeasurement

As of January 1, 2000, based on changes in the Company’s capital and operational structure and a move to using the Brazilian real for a substantial portion of the Company’s business, the Company changed its functional currency from the United States dollar to the Brazilian real (R$).  This change was made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.”

Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into U.S. dollars at the average rates prevailing in the period. The resulting net translation gains and losses are reported in accumulated other comprehensive income (loss) in shareholders’ deficit.

2.4.      Consolidated financial statements

The Company’s operating subsidiaries included in the consolidated financial statements are:

	Ownership Interest as of
	December 31,
	2004	2003

Owned Systems
TVA Sistema de Televisão S.A.	100.00%	100.00%
TVA Sul Paraná Ltda.	100.00%	100.00%
CCS Camboriú Cable Systems de Telecomunicações Ltda.	60.00%	60.00%
Rede Ajato S.A.	100.00%	100.00%

License Subsidiary
Comercial Cabo TV São Paulo Ltda. (a)	99.99%	100.00%

Programming Ventures
TVA Inc.	100.00%	100.00%
TVA Overseas Ltd.	100.00%	100.00%
TVA Communications Ltd.	100.00%	100.00%
TVA Continental S.A.	100.00%	100.00%
TVA Pelicano S.A.	100.00%	100.00%
TVA Network Participações S.A.	100.00%	100.00%

(a).    0.00149% of the common shares in this entity is owned by the controlling shareholder of the parent company Roberto Civita pursuant to local legislative requirements.

2.5.      Cash and cash equivalents

Cash and cash equivalents are defined as cash and cash in banks and short-term investments in interest-bearing securities. Such short-term investments have original maturities of three months or less at the time of purchase and are readily convertible to cash.

2.6.      Financial instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

•     The fair value of certain financial assets carried at cost, including cash and cash equivalents, accounts receivable, other accounts receivable and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

•     The fair value of payables to film suppliers and other suppliers, other accounts payable and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

•     The fair value of loans receivable from and loans payable to related companies approximates the carrying value, as interest on these loans is variable and based on market rates.

•     The fair value of third party loans, except for Senior Notes, approximates the carrying value as the interest rates on these loans are either fixed at a rate comparable with the current market rate or variable based on market rates.

•     The fair value of Senior Notes represents 92% of its carrying value as of December 31, 2004 (70% of its carrying value as of December 31, 2003). Fair value is estimated based on quoted market prices.

2.7.      Accounts receivable

A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover probable losses to be incurred in realization of credits.

2.8.      Inventories

Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.

2.9.      Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives of the assets, as described in Note 9.

The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recognized any impairment as a result of the application of this policy.

2.10.    Advertising and promotion expenses

Costs of advertising and promotion are expensed as incurred.

2.11.    Revenue recognition

Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred, which are higher than the revenue.

Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

Others revenues are recognized as services are rendered.

2.12.    Licenses

Televisão Show Time Ltda. (“TV Show Time”) and TVA Brasil Radioenlaces Ltda. (“TVA Brasil”) hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among Tevecap, TV Show Time, TVA Brasil and Abril S.A.

On December 17, 2003, the Company signs an agreement of intent to sell the licenses of Televisão Show Time Ltda., TVA Brasil Radioenlaces Ltda. and TV Delta Curitiba Ltda. relating to the “Pay TV Special Service” to an unrelated party. The Company received an advance of $2,723 which is recorded as advances from customers. This balance has been monetarily restated using the IGPM + CDI and amounted to $3,939 as of December 31, 2004 ($2,839 as of December 31, 2003). The consummation of the transaction is still subject to the approval of ANATEL (Brazilian Telecommunications Agency).

2.13.    Intangible assets

Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

Software is stated at cost and amortized on a straight-line basis over its estimated useful life, which is 5 years.

2.14.    Deferred income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.15.    Debt issuance costs

Debt issuance costs are amortized over the term of the underlying debt on a straight-line basis. The results of amortization on a straight-line basis do not differ materially from those obtained by using the interest method.

2.16.    Comprehensive income (loss)

SFAS no. 130 “Reporting Comprehensive Income” establishes standards for reporting and disclosing comprehensive income and its components in a full set of financial statements. Comprehensive income/loss is being presented together with the statements of operations.

2.17.    Barter transactions

The Company enters into transactions that exchange advertising for advertising and for products and services. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the EITF Issue No. 99-17, “Accounting for Advertising Barter Transactions”. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. For the years ended December 31, 2004, 2003 and 2002, revenue from barter transactions amounted to $1,608, $264 and $641, respectively and expenses to $1,298, $389 and $556, respectively.

2.18.    Reclassifications

Certain prior years’ amounts have been reclassified for comparative purposes.

3.         Accounts receivable, net

As of December 31, 2004 and 2003, accounts receivable were comprised of:

	2004	2003

Subscriptions and installation fees	$6,384	$4,785
Advertising	396	380
Programming	—	30
Barter transactions	9	2,224
Other	—	255
Provision for doubtful accounts	(5,094)	(3,248)

	$1,695	$4,426

No single customer accounted for more than 10% of total accounts receivable as of December 31, 2004 and 2003.

4.         Inventories, net

As of December 31, 2004 and 2003, inventories were comprised of:

	2004	2003

Materials and supplies	$8,463	$7,222
Imports in transit	1,701	1,511
Provision for obsolescence	(692)	(263)

	$9,472	$8,470

5.         Prepaid and other assets

As of December 31, 2004 and 2003, prepaid expenses were comprised of:

	2004	2003

Advances to suppliers	$1,229	$187
Prepaid meals and transportation	24	45
Other	70	445

	$1,323	$677

6.         Related party transactions

The following tables summarize the transactions between the Company and its related parties as of December 31, 2004 and 2003 and for the three years ended December 31, 2004:

	December 31,
	2004	2003

Editora Abril S.A.
Loans payable	$41,692	$32,128

Abril Comunicações S.A.
Loans payable	1,131	1,039
Loans receivable	6,436

Canbras TVA Cabo Ltda. (equity affiliate)
Loans receivable	23	21

Paraná Participações Ltda.
Loans receivable	—	1,132

Zerelda Participações S/C Ltda. (equity affiliate)
Loans receivable	—	820

TV Jacarandá Ltda. (equity affiliate)
Loans receivable	—	809

Abril Investments Corporation
Loans receivable	—	365
Loans payable	6,811	6,545

Others
Loans receivable	21	124
Loans payable	—	—

Loans receivable	$6,480	$3,271
Loans payable	$49,634	$39,712

	2004	2003	2002

Editora Abril S.A.
Net interest expense	$7,330	$5,009	$459
Administrative services	1,564	923	656
Printing costs and distribution	1,399	853	1,162
Advertising	128	269	416

Paraná Participações S/C Ltda.
Interest income	(175)	(1,360)	(980)

Abril Investments Corporation
Interest expense (income)	55	(637)	2.801

The Company and its related parties maintain a cash management system centralized at Editora Abril S.A. (affiliated company). The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

Loans granted to or obtained from related companies, under loan agreements, are denominated in Reais and subject to variable interest of  2.03% per month as of December 31, 2004 (1.96% per month as of December 31, 2003 and 2.59% per month as of December 31, 2002). These loans do not have defined maturity dates.

Related Party Transactionss

Editora Abril Service Agreement

In January 2002, pursuant to a Service Agreement with its affiliate Editora Abril, the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril.   Under this Service Agreement, the Company pays to Editora Abril a monthly fee of approximately $130 as of December 31, 2004 ($77 and $55 as of December 31, 2003 and 2002).

Publishing and Advertising

The Company publishes a monthly programming guide detailing the Company’s programming options in a given month.  In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 200,000 copies of the Company’s monthly programming guide in return for a monthly payment of approximately $127 as of December 31, 2004 ($94 and $132 as of December 31, 2003 and 2002) to printing costs, distribuition and advertising.  TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company’s monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

Abril Credit Facility

Tevecap has entered, as the borrower, into a revolving credit facility (the “Abril Credit Facility”) with Editora Abril S.A., as the lender.  The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000.  Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount.  The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount.  Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility.  In 2005 Tevecap intends to capitalize its indebtedness under the Abril Credit Facility, which will significantly reduce its total outstanding indebtedness.  The aggregate principal amount outstanding under the Abril Credit Facility was U.S.$49,634 as of December 31, 2004 ($39,712 as of December 31, 2003).

Other Intercompany/Shareholder Loans

Tevecap has used the proceeds from loans under the Abril Credit Facility to make capital contributions to TVA Sistema and TVA Sul, as well as to extend loans to various interrelated companies.  The aggregate outstanding amounts under these loans as of December 31, 2004 were $28.4 million ($9 million as of December 31, 2003), including $16.7 million to TVA Sistema, $3.8 million to TVA Sul and $6.8 million to TVA Communications Ltd.

Service Agreement with License holders

Pursuant to a Service Agreement, dated July 22, 1994, as amended, Abril Comunicações S.A., TVA Brasil and TV Show Time (the “License holders”) agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests. While the License holders retained the title to such licenses, the License holders promised to take all steps necessary to transfer the title of such licenses to the Company.  Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers.  The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.

7.                            Income taxes

7.1.       The amounts charged to the provision for income tax in results for the year ended December 31, 2004, 2003 and 2002, are comprised as follows:

	2004	2003	2002

Current income tax provision	304	328	79
Deferred income taxes	8,867	19,054	—

	9,171	19,382	79

7.2.       The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2004 and 2003 are as follows:

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$99,952	$78,573
Provision for obsolescence	2,512	1,496
Provision for claims	5,225	5,850
Other	7,079	6,888

Total gross deferred tax asset	114,768	92,807

Less valuation allowance	(114.649)	(92,807)

Deferred tax asset	$119	$—

Deferred tax liability:
Foreign currency exchange rate variation on senior notes	(29,171)	(19,292)

Deferred tax liability	$(29,171)	$(19,292)

7.3.       Management has established a full valuation allowance against the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized, with exception of the deferred tax assets recorded on CCS Camboriú Cable Systems de Telecomunicações Ltda.

As of December 31, 2004, the Company and subsidiaries have accumulated tax losses of $293,976 ($231,097 in 2003) that do not expire.

7.4.       The consolidated income taxes are different from the amount computed using the Brazilian statutory income tax rate for the reasons set forth in the following table:

	2004	2003	2002

Income (loss) before income taxes	$(9,749)	$(24,120)	$(64,936)

Statutory income tax rate	34%	34%	34%
Computed income tax benefit	(3,314)	(8,201)	(22,078)
Amortization of deferred charges	(1,620)	(1,534)	(1,560)
Translation (gain) loss on tax losses	(6,950)	(12,720)	25,659
(Earnings) losses in foreign affiliates	2,023	12,955	(51,019)
Proposed dividend from foreign affiliates	—	—	48,506
Capital gain on sale of investments	(2,577)	—	—
(Deductible) taxable devaluation gain (loss) for Brazilian statutory purposes	(196)	1,710	14,416
Adjustment to accumulated tax losses	—	77	(1,322)
Other	(37)	1,454	368
Increase (decrease) in valuation allowance	21,842	25,641	(12,891)
Total income tax expense per consolidated statements of operations	$9,171	$19,382	$79

Income tax expense represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

8.                            Investments

Investments are summarized as follows:

				Equity in earnings
	Percentage of	Investments		(losses) as of
	control	2004	2003	2004	2003	2002

Equity method investments:
- TV Manacá Ltda.	64,00%	—	549	—	—	—

Total		—	549	—	—	—

				Equity in earnings
	Percentage of			(losses) as of
	control	2004	2003	2004	2003	2002

Liability to fund equity investees:
- Paraná Participações Ltda.	65.44%	—	(712)	(149)	—	—
- Zerelda Participações S/C Ltda.	36.00%	—	(1.015)	(266)	(192)	(576)
- Canbras TVA Cabo Ltda.	36.00%	—	(3.325)	(43)	3.767	(5.557)
- TV Jacarandá Ltda.	34.00%	—	(297)	(10)	10	(204)

Total		—	(5.349)	(468)	3.585	(6.337)

Total equity in earnings (losses)				(468)	3.585	(6.337)

As of December 31, 2003, TVA also held a minority interest in each of Canbras TVA Cabo Ltda., TV Cabo Santa Branca Comércio Ltda. and Canbras Paraná Ltda. (collectively, “Canbras TVA”), which together provide cable television services to an additional 19 cities with a total population of 2.9 million.  In October 2003, the Company entered into an agreement to sell its entire equity interest in Canbras TVA to Horizon Cablevision do Brasil S.A.  Anatel approval was received on June 16, 2004, at which time the sale was recognized. The proceeds from the sale were paid directly to Abril Comunicações S.A. in 2003, the Company’s principal shareholder for which the Company recognized a receivable from its shareholder. In connection with the sale, the Company recognized a gain of approximately $8,811 during 2004.

On December 1, 2003, the Company received additional shares in Paraná Participações Ltda., TV a Cabo Guarapuava Ltda. and TV Jacarandá Ltda. in exchange for accounts receivables from these entities which increasing its ownership interest to 65.44%, 24.71% and 16.44%, respectively. The Company subsequently recognized impairment losses relating to these investments amounting to $5,897, which were recorded as other non-operating expenses.

On September 27, 2004, ANATEL – Agência Nacional de Telecomunicações approved the contract dated October 8, 2003 for the sale of the Company’s investments in Paraná Participações Ltda, Zerelda Participações S/C Ltda and its wholly subsidiary TVA Cabo Guarapuava Ltda, and TV Jacarandá Ltda. The net loss on sale of these investment recorded in 2004 amounted to $244.

TV Manacá Ltda. and Paraná Participações Ltda., are not being consolidated because the Company did not exercise control over these companies since these companies are part of Canbrás TVA Cabo Ltda and consequently, the Company’s participation was temporary. In June 2004, the Company recorded an impairment on TV Manacá Ltda. investment.

9.         Property, plant and equipment, net

As of December 31, 2004 and 2003, property, plant and equipment were comprised of:

	Annual Depreciation Rate	December 31,
	%	2004	2003

Reception equipment	20	109,377	95,264
Cable plant	10	56,141	51,418
Machinery and equipment	10	47,363	40,614
Decoders	10	60,629	55,165
Leasehold improvements	25	1,757	1,355
Furniture and fixtures	10	1,289	1,178
Premises	10	1,177	1,061
Vehicles	20	1,083	1,139
Tools	10	—	577
Building	4	2,622	2,413
Other		1,501	1,477
Accumulated depreciation		(214,719)	(175,344)

		$68,220	$76,317

10.       Intangible assets subject to amortization

Following is a summary of the Company’s intangible assets subject to amortization:

	2004			2003
	Software	Concession	Total	Software	Concession	Total
Gross	$14,267	$11,444	$25,711	$12,252	$10,554	$22,806
Accumulated amortization	(11,221)	(9,959)	(21,180)	(8,883)	(8,198)	(17,081)
Net	$3,046	$1,485	$4,531	$3,369	$2,356	$5,725

Aggregate amortization expense for the above intangible assets amounted to $2,380, $2,596 and $2,541 for the years ended December 31, 2004, 2003 and 2002, respectively.

The estimated aggregate amortization expense for the next three years is as follows:

Amount
2005	$2,380
2006	1,911
2007	240

11.                     Loans

As of December 31, 2004 and 2003, loans were comprised of:

	December 31, 2004		December 31, 2003
	Short-term	Long-term	Short-term	Long-term

Senior Notes due 2004 (a)	$7,846	$40,749	$48,022	$—
Bank loans	11,321	—	7,486	—
Accrued interest	307	311	573	—

	$19,474	$41,060	$56,081	$—

a)         On November 26, 1996, Tevecap raised funds in the foreign market through a private placement of Senior Notes amounting to $250,000. These Senior Notes matured on November 26, 2004 and were guaranteed by certain subsidiaries of Tevecap (see Note 25). Interest accrues at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

On July 28, 1999, the subsidiary TVA Communications Ltd. repurchased in the foreign market $201,978 aggregate principal amount of Tevecap’s Senior Notes. At the time the Senior Notes were repurchased, Tevecap obtained consent from the remaining note holders to eliminate significant restrictive covenants of the Senior Notes agreements.

On October 13, 2004, Tevecap filed a registration statement with the United States Securities and Exchange Commission to exchange the original Senior Notes due November 26, 1996, amounting to $48,022, for new 12.625% Senior Notes due 2009. On November 26, 2004, the original maturity date of the Senior Notes, the exchange offer was still outstanding, as a result of which the Company did not pay the outstanding principal amount of such notes, although the Company paid interest accrued until such date. The new Notes are payable in three annual installments commencing November 26, 2007. The new Senior Notes are denominated in U.S. dollars and accrue interest at a rate of 12.625% per year, with interest payable on May 26 and November 26.

On December 21, 2004, the Company completed the exchange offer with the participation of 85% of the Note holders, which held Notes amounting to $40,749 as of December 31, 2004. The new Notes are jointly and severally guaranteed by certain subsidiaries of Tevecap (see Note 25). One of the conditions for the exchange of the notes was that the maturity of the $201,978 in Notes held by the subsidiary TVA Communications Ltd., should be modified on terms less favorable than the terms offered to the other noteholders. On March 3, 2005, the renegotiation of the Notes held by TVA Communications Ltd. was registered with the SEC, retroactive to November 26, 2004, changing the maturity to November 26, 2011, with annual interest based on LIBOR plus 3%, limited to 12.625% per year, above exchange variation, to be paid upon the payment of the principal of the debt.

Notes amounting to $7,846 as of December 31, 2004 classified as short-term debt, relate to the noteholders that participated in an exchange of notes under the Regulation S of the SEC for non-American investors and Section 3A9 for American investors. These noteholders have not yet participated in the SEC registration process described above.

The Company conducted a second exchange offer launched in March 2005 and consummated in May 2005, under which an additional $7,008 in Senior Notes due 2004 were exchanged for Senior Notes due 2009.  As of June 17, 2005, the Company launched a third exchange offer for the $265 in outstanding Senior Notes due 2004 still outstanding, which exchange offer expires in July 2005.

Short-term financing in local currency is collateralized by 93.6% of receivables of the Company’s subsidiaries as of December 31, 2004.

b)        Bank loans are comprised of the following:

	2004		2003
	Short -Term	Long Term	Short-Term	Long-Term

Banco Bradesco – revolving credit facility, interest of per month 1.68% as of December 2003	$—	—	$2,303	—

Banco Daycoval –revolving credit facility, interest of 1.00% plus CDI rate per month (1.37% as of December 31, 2004 and 2.63% plus CDI rate per month as of December 31, 2003)	755	—	622	—

Banco ABC do Brasil S.A.- interest of 0.60% plus CDI rate per month 1.37% as of December 31, 2004	2,858	—	—	—

Citibank – fixed in U.S. dollars, due August 28, 2004, interest of 13% per annum per month as of December 31, 2003	—	—	369	—

Banco Safra – annual interest 2.15% per month (2.65% as of December 31, 2003)	3,649	—	3,104	—

Banco J.Safra – interest of 0.80% plus CDI rate per month 1.37% as of December 31, 2004	3,416	—	—	—

Banco HSBC–interest of 0.64% plus CDI rate per month 1.37% as of December 31, 2004	604	—	—	—

Banco Santander - (Secured account)	6	—	—	—

Banco Bradesco – (Secured account)	33	—	—	—

Credibel –revolving credit facility, interest of 2.32% plus CDI as of December 31, 2003.
(Interbank Deposit Certificate) rate per month	—	—	1,088	—

Total	$11,321	—	$7,486	—

12.                     Taxes payable other than income taxes

As of December 31, 2004 and 2003, taxes payable other than income taxes were comprised of:

	2004		2003
	Short Term	Long Term	Short Term	Long Term

Tax on revenue (COFINS)	$311	—	$326	—
VAT state tax (ICMS)	2,722	3,714	7,031	—
Tax on revenue (PIS)	49	—	77	—
Other	380	—	433	—

	$3,462	3,714	$7,867	—

On July 28, 1999, as a result of the agreement for sale of 100% in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities referring to taxes that were accrued as a charge on the gain recognized on the sale of these companies. The balance related to these taxes as of December 31, 2004 is $4,786 classified as ICMS ($3,796 as of December 31, 2003). The payment terms of these taxes were approved in 2004 under which the balance will be settled in 54 monthly payments commencing in May, 2004. The balance classified as long-term amounted to $3,714 at December 31, 2004.

13.                     Tax recovery program (REFIS) and special installment program (PAES)

On April 5, 2000, Tevecap S.A. and its subsidiaries opted for the Government’s Tax Recovery Program (REFIS), implemented by Decree No. 3,342 of January 25, 2000, later converted into Law No. 9,964 of April 10, 2000. In addition, the indirect subsidiary TVA Sistema de Televisão S.A. used its credits for tax loss carryforwards amounting to $5,729 for amortization of interest and fines.

In guarantee of the payment of the debts included in the program, the subsidiary pledged property items as collateral in the amount of $6,166.

On July 31, 2003, certain subsidiaries of the Company, including TVA Sistema de Televisão S.A., through a protocol filed with the Federal Revenue Service, opted for the Federal Tax Financing Program (PAES), established by Law No. 10,684 of May 30, 2003.

The main reasons for this option were the extension of maturity dates, refinancing through PAES (Special Installment Program), inclusion of new taxes, and the use of TJLP (long-term interest rate) for monetary restatement.

Management believes that this payment will be made in approximately 123 monthly installments, adjusted by TJLP.

As of December 31, 2004 and 2003, this accounts payable is segregated between short and long-term as follows:

	2004	2003

Short-term	1.581	1.497
Long-term	14.080	12.836

Total	15.661	14.333

The net effect of the amounts recognized in results for the year period ended December 31, 2003, arising from the option for the PAES (Special Installment Program), is $5,029 and was recorded as operating expenses (tax recovery program).

14.                     Other operating (income) expense , net

	2004	2003	2002

Write-off of assets related to cancellation of subscriptions	$2,117	$2,790	$2,864

(Gain) loss on disposal of property and equipment	384	1,363	2,999

Loss on sale of obsolete inventories	480	359	232

Provision for inventory obsolescence	49	111	17

Other	285	(952)	(1,831)

	$3,315	$3,671	$4,281

15.                     Other costs

	2004	2003	2002

Telephone and internet	$518	$1,170	$1,586

Collection charges	1,190	1,118	1,330

Outside services – legal entities	660	1,141	1,101

Power sources	855	870	983

External network maintenance	1,169	802	785

Rentals	—	326	249

Ancillary and consumable materials	460	154	317

Outsourced telemarketing services	1,094	1,205	—

Advertising and promotion costs	2,052	1,586	1,091

Other	1,977	1,483	1,372

	$9,975	$9,855	$8,814

16.                     Other nonoperating (income) expense, net

	2004	2003	2002

Net gain on sale of equity method investments (Note 8)	(8,443)	—	—

Permanent impairment loss on equity method investments (Note 8)	—	5,897	—

Other	—	—	590

	$(8,443)	$5,897	$590

17.                     Commitments

The Company has purchase obligations for programming costs and certain equipment through 2008. As of December 31, 2004, future minimum payments applicable to operating programming aggregate approximately $65,500, as follows:

2005	36,407
2006	25,308
2007	3,739
2008	46

Total	$65,500

18.                     Redeemable Stock

As of December 31, 2004 and 2003, 9.5% of the common stock of Tevecap was subject to an Event Put, i.e., “triggering event” under the Stockholders’ Agreement pursuant to which each of the stockholders (other than Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares, unless the shares of capital stock held by such stockholders are publicly registered, listed or traded. In addition, as of December 31, 2004, 5.8% of the common stock of Tevecap (27,930 thousand stocks) are also subject to a Time Put whereby, pursuant to the Stockholders’ Agreement, the Company’s shareholder Falcon International Communications (“Falcon”) may demand that Tevecap buy all or a portion of Falcon’s shares of capital stock held in Tevecap if such shares are not publicly registered, listed or traded by September 22, 2002.

For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such stockholder may be subject (“Regulatory”Put”); (ii) a breach without cure within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of Tevecap without the approval of the stockholders or ceases to control the voting capital stock held by its affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement as amended, among Tevecap, TV Show Time, TVA Brasil and Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another stockholder exercise an Event Put other than a Regulatory Put.

The Company’s management believes that the probability of occurrence of the triggering events, which would permit any of its shareholders to exercise their Event Put, is remote. However, Tevecap has public debt in the United States of America, and which therefore is required to register its securities with the United States Securities and Exchange Commission, is required for accounting purposes to present redeemable equity securities separately from shareholders’ equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

The common stocks subject to the Time Put are redeemable at fair value as determined by appraisal. In the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof.  In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled,  subject to a number of conditions, to sell its shares of Tevecap to a third party. As of the date of these financial statements, Falcon has not exercised the Falcon Time Put.

On December 19, 2003 Abril Comunicações S.A. acquired the minority interest of Hearst ABC Video Services the percentage of 8,1%, totaling 90,45% ownership interest in the Company. The redemption features related to such common shares were removed. Therefore, the amount related to the redeemable common stock that was held by Hearst was reclassified back to shareholders equity.

19.                     Capital Stock

The capital stock of the Company as of December 31, 2004 and 2003, held entirely by Brazilian stockholders, is comprised of 485,220,440 common shares.

The Company’s bylaws provide that stockholders are entitled to a minimum dividend of 25% of annual net income in accordance with Brazilian Corporate Law, after deduction of the allocation to the legal reserve.

Additionally, Law No. 9,249/95 introduced the option of paying interest on capital, calculated based on the TJLP in effect for the period, which may also be considered as part of the minimum mandatory dividend.

20.                     Accrual for contingencies

The Company’s operating companies are currently defending a lawsuit brought by the Escritório Central de Arrecadação e Distribuição (Central Collection and Distribution Office, or “ECAD”), entity authorized to enforce copyright laws relating to musical works.  ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators.  ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators.  The suits are currently being submitted to the Superior Tribunal de Justiça in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television.  Suits were filed against TVA in the 1 Vara Cível Forum Central de Curitiba (against TVA Sul) and the 14 Vara Cível Forum Central de São Paulo (against TVA Brasil).  The suit against TVA Sul has been initially ruled in TVA’s favor, while the suit against TVA Brasil is currently awaiting judgment.  Based on the opinion of its attorneys, management of TVA believes that TVA is likely to prevail in these suits.  In the event the Company does not prevail in connection with these proceedings, however, the consolidated financial position of the Company may be materially adversely affected.

In the Management’s opinion, all lawsuits have been properly accrued and, for those not accrued, including lawsuits whose likelihood of success is estimated as possible by the legal counsel, in the approximate amount of $28,843 as of December 31, 2004, management understands that there is no likelihood of loss.

The accrued amounts are as follows:

	2004	2003
	Long-term	Long-term

Civil and labor lawsuits	4,836	2,541
Tax on revenue (COFINS)	—	11
VAT state tax (ICMS)	9,370	6,853
Social security compulsory deposit (FGTS)	—	185
Other	338	1,682

	$14,544	$11,272

For certain lawsuits, the Company and its subsidiaries have judicial deposits in the amount of $8,760 as of December 31, 2004 ($6,626 in 2003). The Company pledged property items as collateral in the amount of $14,248 as of December 31, 2004 ($19,436 in 2003).

21.                     Pension plan

In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdência Privada (“Abrilprev”), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $33 for the year ended December 31, 2004 ($32 in 2003 and $61 in 2002).

22.                     Abril Health Care Plan

In February 1996, the Abril Health Care Plan, Associação Abril de Benefícios (the “Health Care Plan”), was created to provide health care to Abril companies’ employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associação Abril de Benefícios, the company responsible for management of the plan.

In 2004, contributions made by Tevecap and certain affiliates of Associação Abril de Benefícios amounted to $461 ($487 in 2003 and $482 in 2002).

23.       Valuation and qualifying accounts and reserves

	Provision for doubtful accounts	Provision for inventory obsolescence	Deferred taxation valuation allowance	Accrual for contingencies	Provision for equipment obsolescence

Balance as of December 31, 2001	$7,638	$349	$80,057	$16,050	$—
Additions	3,213	17	—	5,082	2,847
Deductions	(4,590)	—	(12,891)	—	—
Effect of exchange rate	(2,915)	(129)	—	(6,351)	(663)
Balance as of December 31, 2002	3,346	237	67,166	14,781	2,184
Additions	1,360	—	25,641	—	2,790
Deductions	—	—	—	(6,076)	—
Effect of exchange rate	(1,458)	26	—	2,567	651
Balance as of December 31, 2003	3,248	263	92,807	11,272	5,625
Additions	1,414	368	21,842	5,432	2,117
Effect of exchange rate	432	(61)	—	1,554	691
Balance as of December 31, 2004	$5,094	$692	$114,649	$18,258	$8,433

24.                     Recent accounting pronouncements

In January 2003, FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity’ if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

In May 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could accounting for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

• Mandatory redeemable shares, which the issuing company is obligated to by back in exchange for cash or other assets.

• Instruments, other than outstanding shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as market index, or vary inversely with the value of the issuers’ shares.

• Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or vary inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company’s financial statements.

In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46’s effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For variable interest entities created as acquired prior to February 1, 2003, the provision to FIN 46 (revised) must be applied by foreign private issuers beginning on January 1, 2004 for special purpose entities and by December 31, 2004 for all other types’ entities. The adoption of FIN 46R did not have any impact on the Company’s operations in 2004.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The Company will apply this standard if nonmonetary assets exchanges occur in the fiscal years beginning after June 15, 2005.

25.                     Segments

Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  The Company’s reportable segments are determined based on products and services provided by each segment:

a.               Pay Tv – programming packages consisting of 15 to 57 television channels;

b.              Internet – high speed broadband internet access; and

The Company evaluates segment performance and allocates resources based on several factors, of which gross revenues, direct operating and SG&A expenses and depreciation and amortization are the primary financial measures. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

2004	Pay Tv	Internet	TOTAL

Gross revenues	91,786	11,313	103,099
Direct operating expenses and SG&A expenses	72,375	4,089	76,464
Depreciation and amortization	22,319	2,037	24,356
Capital expenditures	11,073	2,012	13,085
Total assets	101,077	1,606	102,683

2003	Pay Tv	Internet	TOTAL

Gross revenues	83,975	7,397	91,372
Direct operating expenses and SG&A expenses	63,755	7,852	71,607
Depreciation and amortization	22,143	1,540	23,683
Capital expenditures	11,208	15	11,223
Total assets	106,438	1,493	107,931

2002	Pay Tv	Internet	TOTAL

Gross revenues	84,474	5,294	89,768
Direct operating expenses and SG&A expenses	70,395	4,668	75,063
Depreciation and amortization	26,195	1,822	28,017
Capital expenditures	11,047	148	11,195
Total assets	109,682	1,793	111,475

26.                     Financial information for subsidiary guarantors and non-guarantor subsidiaries

Tevecap conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap’s direct and indirect subsidiaries except for TVA Communications Aruba N.V., TVA Channels Ltda., Rede Ajato Ltda., Ypê Radio and Televisão Ltda., TVA Inc, TVA Overseas Ltd. and TVA TCG Sistema de Televisão Porto Alegre.

Presented below is condensed consolidating financial information for: i) Tevecap on a parent company only basis; ii) the Wholly Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries; iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and subsidiaries.

The equity method has been used by Tevecap, the Wholly Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

The following sets forth the Wholly Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:

a)            Wholly-Owned Guarantor Subsidiaries

•                  TVA Communications Ltd.

•                  Comercial Cabo TV São Paulo Ltda.

•                  TVA Sistema de Televisão S.A.

•                  TVA Sul Paraná Ltda.

b)            Majority-Owned Guarantor Subsidiaries

•                  CCS Camboriú Cable System de Telecomunicações Ltda.

c)            Non-Guarantor Subsidiaries

•                  TVA Communications Aruba N.V.

•                  Rede Ajato Ltda.

•                  TVA Overseas Ltd.

•                  TVA Inc

•                  TVA Continental S.A.

•                  TVA Pelicano S.A.

•                  TVA Network Participações S.A.

Separate financial statements have been presented for CCS Camboriú Cable System Telecomunicações Ltda. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004.

Consolidated Balance Sheets
as of December 31, 2004

	Parent	Wholly- Owned Guarantor	Majority- Owned Guarantor	Non- guarantor
Assets	Company	Subsidiaries	Subsidiaries	subsidiaries	Eliminations	Consolidated

Current assets
Cash and cash equivalents	$3	$668	$689	$8	$—	$1,368
Accounts receivable, net	234	1,270	(16)	1,713	(1,506)	1,695
Inventories, net	—	9,510	86	—	(124)	9,472
Prepaid and other assets	8	1,312	3	—	—	1,323
Other accounts receivable	49	247	281	—	—	577

Total current assets	294	13,007	1,043	1,721	(1,630)	14,435

Property, plant and equipment, net	—	67,012	2,083	—	(875)	68,220
Investments
Equity basis	16,066	1,319	—	—	(17,385)	—
Intangible assets, net	598	3,933	—	—	—	4,531
Deferred income taxes	—	—	119	—	—	119
Recoverable taxes	—	102	—	35	1	138
Loans to related companies	55,504	18,314	146	54,258	(121,742)	6,480
Prepaid expenses and other	362,063	—	—	—	(362,063)	—
Judicial deposits	—	8,497	263	—	—	8,760

Total assets	$434,525	$112,184	$3,654	$56,014	$(503,694)	$102,683

Consolidated Balance Sheets
as of December 31, 2004

	Parent	Wholly- Owned Guarantor	Majority- Owned Guarantor	Non- Guarantor
Liabilities and Shareholders’ Equity	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current Liabilities
Loans	$7,846	$11,628	$—	$—	$—	$19,474
Film suppliers	—	4,766	230	—	—	4,996
Other suppliers	102	7,174	40	—	(1,629)	5,687
Tax recovery program	439	1,082	60	—	—	1,581
Taxes payable other than income taxes	1,427	1,988	45	2	—	3,462
Income tax payable	—	—	328	—	—	328
Accrued payroll and related liabilities	—	1,339	13	—	—	1,352
Advance payments received from subscribers	—	3,939	—	—	—	3,939
Other accounts payable	—	1,288	172	40	—	1,500

Total current liabilities	9,814	33,204	888	42	(1,629)	42,319

Long-term liabilities
Loans from related companies	34,595	113,027	—	23,753	(121,741)	49,634
Loans and financing	385,384	(344,324)	—	—	—	41,060
Tax recovery program	5,530	8,248	302	—	—	14,080
Accrual for contingencies	—	14,277	267	—	—	14,544
Taxes payable other than income taxes	3,390	324	—	—	—	3,714
Liability to fund equity investee	47,497	—	—	—	(47,497)	—
Deferred income tax	29,171	—	—	—	—	29,171
Other accounts payable	—	309,448	—	52,615	(362,063)	—

Total long-term liabilities	505,567	101,000	569	76,368	(531,301)	152,203

Minority interest	—	—	—	—	879	879
Redeemable common stock	27,599	—	—	—	—	27,599
Shareholders’ deficit
Common stock	445,313	284,076	1,860	15,068	(300,291)	446,026
Accumulated other comprehensive income (loss)	(10,380)	204,466	(298)	4,194	(203,111)	(5,129)
Accumulated deficit	(543,388)	(510,562)	635	(39,658)	531,759	(561,214)

Total shareholders’ deficit	(108,455)	(22,020)	2,197	(20,396)	28,357	(120,317)

Total liabilities and shareholders’ deficit	$434,525	$112,184	$3,654	$56,014	$(503,694)	$102,683

Consolidated Statements of Operations
for the year ended December 31, 2004

	Parent	Wholly- Owned Guarantor	Majority- Owned	Non- Guarantor
Description	Company	Subsidiaries	Guarantor	Subsidiaries	Eliminations	Consolidated

Gross revenues
Monthly subscriptions	$—	$91,816	$2,447	$—	$	$94,263
Installation	—	957	26	—	—	983
Advertising	—	1,826	—	—	—	1,826
Other	—	6,146	45	—	(164)	6,027
Taxes on revenue	—	(14,037)	(357)	—	—	(14,394)
Net revenue	—	86,708	2,161	—	(164)	88,705

Direct operating expenses
Payroll and benefits	—	1,988	32	—	—	2,020
Programming	—	25,483	834	—	—	26,317
Technical assistance	—	1,246	3	—	—	1,249
TVA Magazine	—	1,270	23	—	—	1,293
Pole rental	—	1,419	25	—	—	1,444
Other costs	—	9,802	173	—	—	9,975
	—	41,208	1,090	—	—	42,298
Selling, general and administrative expenses
Payroll and benefits	—	5,499	52	—	—	5,551
Advertising and promotion	—	1,469	12	—	—	1,481
Rent	—	1,355	5	—	—	1,360
Other general and administrative expenses	507	10,889	144	4	(164)	11,380
	507	19,212	213	4	(164)	19,772

Depreciation and amortization	428	23,999	261	—	(332)	24,356
Other operating expense, net	409	2,948	—	(42)	—	3,315
Operating loss	(1,344)	(659)	597	38	332	(1,036)

Interest income	(1,032)	(26,226)	(223)	—	26,780	(701)
Interest expense	36,834	10,616	63	685	(26,780)	21,418
Transaction	(35,007)	27,930	(63)	3,579	—	(3,561)
Other nonoperating income	(8,443)	—	—	—	—	(8,443)
Income (loss) before income taxes, equity and minority interest	6,304	(12,979)	820	(4,226)	332	(9,749)

Income taxes	8,986	—	185	—	—	9,171
Income (loss) before equity and minority interest	(2,682)	(12,979)	635	(4,226)	332	(18,920)

Equity in (losses) of affiliates	17,039	(382)	—	874	(17,063)	468
Income (loss) before minority Interest	(19,721)	(12,597)	635	(5,100)	17,395	(19,388)
Minority interest	—	—	—	—	255	255

Net income (loss)	$(19,721)	(12,597)	$635	$(5,100)	$17,140	$(19,643)

Consolidated Statements of Cash Flows
for the year ended December 31, 2004

	Parent	Wholly- Owned	Majority- Owned	Non- Guarantor
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(19,721)	$(12,597)	$635	$(5,100)	$17,140	$(19,643)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	23,450	261	—	(332)	23,379
Amortization	428	549	—	—	—	977
Net Gain on sale of equity method investments	(8,409)	1,465		(35)	(1,464)	(8,443)
Provision for doubtful accounts	—	1,393	21	—	—	1,414
Write-off of assets related to cancellation of subscriptions	—	2,117	—	—	—	2,117
Disposal and write-off of property, plant and equipment	—	384	—	—	—	384
Minority interest	—	—	—	—	255	255
Equity in (income) losses of affiliates	17,039	(382)	—	874	(17,063)	468
Foreign currency transaction loss, net	(35,006)	27,929	(63)	3,579	—	(3,561)
Accrued interest	35,479	6,551	(364)	710	(25,890)	16,486
Deferred income taxes	8,986	—	(119)	—	—	8,867
Changes in operating assets and liabilities:
Accounts receivable	(212)	1,576	(4)	(81)	140	1,419
Prepaid and other assets	(9,848)	946	15	123	9,029	265
Inventories	—	(334)	(9)	—	112	(231)
Suppliers	79	(1,325)	83	—	34	(1,129)
Accrual for contingencies	—	1,961	102	—	—	2,063
Taxes payable other than income taxes	(146)	(2,122)	(25)	3	—	(2,290)
Tax recovery program – PAES/REFIS	(340)	(731)	(73)	—	—	(1,144)
Current income taxes	—	—	304	—	—	304
Accrued payroll and related liabilities	—	(194)	(1)	—	—	(195)
Advances received from subscribers	—	766	—	—	—	766
Judicial deposits	—	(1,382)	(22)	—	—	(1,404)
Other	2,464	8,518	(66)	(41)	(11,823)	(948)
Net cash (used in) provided by operating activities	(9,207)	58,538	675	32	(29,862)	20,176

Cash flows from investing activities:
Purchases of property, plant and equipment	—	(12,998)	(87)	—	—	(13,085)
Loans receivable from related companies	—	—	(7)	—	7	—
Repayments of loans to related companies	—	—	1,302	—	(1,302)	—
Short-term investments	—	2,477	—	—	(2,477)	—
Net cash used in investing activities	—	(10.521)	1,208	—	(3,772)	(13,085)

Cash flows from financing activities:
Proceeds from bank loans	25, 988	44,655	—	—	(25,958)	44,685
Repayment of loans from banks	(32,144)	(43,084)	—	—	25,958	(49,270)
Proceeds from loans from shareholders	9,136	36,965	—	29	(476)	45,654
Repayments of loans from shareholders	175	(50,864)	—	(15)	3,810	(46,894)
Capital Distribution	—	—	(940)	—	940	—
Dividends	—	—	(576)	—	576	—
Net cash provided by financing activities	3,155	(12,328)	(1,516)	14	4,850	(5,825)

Effect of exchange rate changes	5,959	(35,148)	261	(46)	28,784	(190)

Net increase (decrease) in cash and cash equivalents	(93)	541	628	—	—	1,076
Cash and cash equivalents at beginning of the period	96	127	61	8	—	292
Cash and cash equivalents at end of the period	$3	$668	$689	$8	$—	$1,368

Consolidated Balance Sheets
as of December 31, 2003

	Parent	Wholly- Owned Guarantor	Majority- Owned Guarantor	Non- guarantor
Assets	Company	Subsidiaries	Subsidiaries	subsidiaries	Eliminations	Consolidated

Current assets
Cash and cash equivalents	$95	$128	$61	$8	$—	$292
Accounts receivable, net	—	4,432	(4)	1,493	(1,495)	4,426
Inventories, net	—	8,400	70	—	—	8,470
Prepaid and other assets	278	397	2	—	—	677
Other accounts receivable	142	320,289	271	64	(319,188)	1,578

Total current assets	515	333,646	400	1,565	(320,683)	15,443

Property, plant and equipment, net	—	75,327	2,099	—	(1,109)	76,317
Investments
Equity basis	25,626	1,710	—	549	(27,336)	549
Intangible assets, net	986	4,739	—	—	—	5,725
Loans to related companies	49,305	18,677	1,452	54,258	(120,421)	3,271
Dividends receivable	322,332	—	—	—	(322,332)	—
Judicial deposits	—	6,407	219	—	—	6,626

Total assets	$398,764	$440,506	$4,170	$56,372	$(791,881)	$107,931

Consolidated Balance Sheets
as of December 31, 2003

	Parent	Wholly- Owned Guarantor	Majority- Owned Guarantor	Non- Guarantor
Liabilities and Shareholders’ Equity	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current Liabilities
Loans	367,730	7,486	—	—	(319,135)	56,081
Film suppliers	—	6,474	145	—	—	6,619
Other suppliers	14	5,798	19	—	(1,498)	4,333
Tax recovery program	563	934	—	—	—	1,497
Taxes payable other than income taxes	3,802	3,974	91	—	—	7,867
Income tax payable	—	1	277	—	—	278
Accrued payroll and related liabilities	—	1,424	13	—	—	1,437
Advance payments received from subscribers	—	2,844	(5)	—	—	2,839
Deferred income tax	19,292	—	—	—	—	19,292
Other accounts payable	97	2,106	230	15	(50)	2,398

Total current liabilities	391,498	31,041	770	15	(320,683)	102,641

Long-term liabilities
Loans from related companies	21,415	116,129	—	22,588	(120,420)	39,712
Tax recovery program	4,783	8,053	—	—	—	12,836
Accrual for contingencies	—	10,723	549	—	—	11,272
Dividends payable	—	273,992	—	48,340	(322,332)	—
Liability to fund equity investee	35,524	—	—	154	(30,329)	5,349
Other accounts payable	—	211	—	—	—	211

Total long-term liabilities	61,722	409,108	549	71,082	(473,081)	69,380

Minority interest	—	—	—	—	1,140	1,140
Redeemable common stock	24,201	—	—	—	—	24,201
Shareholders’ deficit
Common stock	445,313	284,076	4,012	15,068	(302,443)	446,026
Accumulated other comprehensive income (loss)	(3,703)	214,247	(1,449)	5,633	(212,012)	2,716
Accumulated deficit	(520,267)	(497,966)	288	(35,426)	515,198	(538,173)

Total shareholders’ deficit	(78,657)	357	2,851	(14,725)	743	(89,431)

Total liabilities and shareholders’ deficit	398,764	440,506	4,170	56,372	(791,881)	107,931

Consolidated Statements of Operations
for the year ended December 31, 2003

	Parent	Wholly- Owned Guarantor	Majority- Owned	Non- Guarantor
Description	Company	Subsidiaries	Guarantor	Subsidiaries	Eliminations	Consolidated

Gross revenues
Monthly subscriptions	—	80,553	2,069	1,172		83,794
Installation	—	1,160	42	9	—	1,211
Advertising	—	2,554	—	32	—	2,586
Other	—	3,493	15	276	(3)	3,781
Taxes on revenue	—	(12,578)	(314)	(147)	1	(13,038)
Net revenue	—	75,182	1,812	1,342	(2)	78,334

Direct operating expenses
Payroll and benefits	—	2,148	38	269	—	2,455
Programming	—	24,172	614	—	—	24,786
Technical assistance	—	1,535	(2)	—	—	1,533
TVA Magazine	—	1,554	23	—	—	1,577
Pole rental	—	1,229	26	—	—	1,255
Other costs	—	8,941	264	650	—	9,855
	—	39,579	963	919	—	41,461
Selling, general and administrative expenses
Payroll and benefits	—	6,126	174	22	—	6,322
Advertising and promotion	—	1,318	12	1	—	1,331
Rent	—	1,070	4	—	—	1,074
Other general and administrative expenses	476	7,674	133	100	(2)	8,381
	476	16,188	323	123	(2)	17,108

Depreciation and amortization	411	22,837	276	446	(287)	23,683
Tax recovery program	1,431	3,598	—	—	—	5,029
Other operating expense, net	243	3,482	—	(54)	—	3,671
Operating loss	(2,561)	(10,502)	250	(92)	287	(12,618)

Interest income	(2,294)	(24,590)	(257)	(12)	25,642	(1,511)
Interest expense	27,774	15,164	39	800	(25,642)	18,135
Transaction	(70,942)	52,739	(65)	7,249	—	(11,019)
Other nonoperating expense	5,897	—	—	—	—	5,897
Income (loss) before income taxes, equity and minority interest	37,004	(53,815)	533	(8,129)	287	(24,120)
Income taxes	19,054	—	328	—	—	19,382
Income (loss) before equity and minority interest	17,950	(53,815)	205	(8,129)	287	(43,502)

Equity in (losses) of affiliates	57,396	(123)	—	(10)	(60,848)	(3,585)
Income (loss) before minority Interest	(39,446)	(53,692)	205	(8,119)	61,135	(39,917)
Minority interest	—	—	—	—	82	82

Net income (loss)	(39,446)	(53,692)	205	(8,119)	61,053	(39,999)

Consolidated Statement’s of Cash Flows
for the year ended December 31, 2003

	Parent	Wholly- Owned	Majority- Owned	Non- Guarantor
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	(39,446)	(53,692)	205	(8,119)	61,053	(39,999)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	22,313	276	446	(287)	22,748
Amortization	411	524	—	—	—	935
Amortization of debt issuance cost	260	—	—	—	—	260
Redeemable stock	(164)	—	—	—	—	(164)
Provision for doubtful accounts	—	1,226	43	91	—	1,360
Provision for equipment and inventory obsolescence	—	2,790	—	—	—	2,790
Minority interest	—	—	—	—	82	82
Disposal and write-off of property, plant and equipment	—	80	—	1,283	—	1,363
Permanent impairment loss on equity method investments	5,949	—	—	(52)	—	5,897
Equity in losses of affiliates	57,396	(123)	—	(10)	(60,848)	(3,585)
Foreign currency transaction loss, net	(70,942)	52,739	(65)	7,249	—	(11,019)
Deferred income taxes	19,054	—	—	—	—	19,054
Changes in operating assets and liabilities:
Accounts receivable	—	(1,954)	(38)	(1,308)	1,341	(1,959)
Prepaid and other assets	24	204	(1)	8	—	235
Accrued interest	27,983	(14,600)	(228)	778	—	13,933
Inventories	—	67	(13)	—	—	54
Suppliers	13	(10,709)	(302)	(34)	(1,401)	(12,433)
Accrual for contingencies	(6,873)	674	141	(18)	—	(6,076)
Taxes payable other than income taxes	3,878	(3,343)	244	(130)	—	649
Tax recovery program – PAES/REFIS	3,922	2,305	—	—	—	6,227
Current income taxes	—	—	328	—	—	328
Accrued payroll and related liabilities	—	469	6	(65)	—	410
Advances received from subscribers	—	2,670	(4)	—	—	2,666
Judicial deposits	—	4,269	(29)	1	—	4,241
Other	(60)	1,522	(132)	(5)	(89)	1,236
Net cash (used in) provided by operating activities	1,405	7,431	431	115	(149)	9,233

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(11,152)	(56)	(15)	—	(11,223)
Split-off	—	14	—	(14)	—	—
Loans to related companies	(19,467)	—	(1,267)	—	20,734	—
Repayment of loans to related companies	133,973	230	1,198	(50)	(135,210)	141
Net cash used in investing activities	114,506	(10,908)	(125)	(79)	(114,476)	(11,082)

Cash flows from financing activities:
Bank loans	—	24,560	—	—	—	24.560
Loans from shareholders	15,904	68,258	—	18	(20,526)	63,654
Repayments of loans from shareholders	(14,708)	(164,716)	—	(53)	135,168	(44,309)
Repayments of loans from banks	(5,784)	(37,109)	—	(85)	—	(42,978)
Net cash provided by financing activities	(4,588)	(109,007)	—	(120)	114,642	927

Effect of exchange rate changes	(111,254)	112,502	(269)	7	(17)	969

Net increase (decrease) in cash and cash equivalents	69	18	37	(77)	—	47
Cash and cash equivalents at beginning of the period	26	110	24	85	—	245
Cash and cash equivalents at end of the period	95	128	61	8	—	292

Consolidated Statements of Operations
for the year ended December 31, 2002

	Parent	Wholly- Owned Guarantor	Majority- Owned	Non- Guarantor
Description	Company	Subsidiaries	Guarantor	Subsidiaries	Eliminations	Consolidated

Gross revenues
Monthly subscriptions	—	78,999	1,887	2,252	—	83,138
Installation	—	1,018	57	24	—	1,099
Advertising	—	1,543	—	81	—	1,624
Other	—	3,665	34	603	(395)	3,907
Taxes on revenue	—	(11,897)	(281)	(266)	—	(12,444)
Net revenue	—	73,328	1,697	2,694	(395)	77,324

Direct operating expenses
Payroll and benefits	—	4,483	48	599	—	5,130
Programming	—	24,420	616	—	—	25,036
Technical assistance	—	1,407	20	—	—	1,427
TVA Magazine	—	1,652	23	—	—	1,675
Pole rental	—	1,853	28	—	—	1,881
Other costs	—	7.170	195	1,844	(395)	8.814
	—	40.985	930	2,443	(395)	43,963
Selling, general and administrative expenses
Payroll and benefits	—	5,274	46	28	—	5,348
Advertising and promotion	—	1,567	14	4	—	1,585
Rent	—	1,098	4	—	—	1,102
Other general and administrative expenses	290	9,994	178	159	—	10,621
	290	17,933	242	191	—	18,656

Depreciation and amortization	400	27,103	296	529	(311)	28,017
Other operating expense, net	—	4,273	—	8	—	4,281
Operating loss	(690)	(16,966)	229	(477)	311	(17,593)

Interest income	(1,601)	(26,758)	(178)	(31)	26,860	(1,708)
Interest expense	35,825	7,446	18	512	(26,860)	16,941
Transaction	148,635	(101,655)	140	(15,600)	—	31,520
Other nonoperating (expenses) income, net	49	521	11	9	—	590
Income (loss) before income taxes, equity and minority interest	(183,598)	103,480	238	14,633	311	(64,936)
Income taxes	—	—	79	—	—	79
Income (loss) before equity and minority interest	(183,598)	103,480	159	14,633	311	(65,015)

Equity in (losses) of affiliates	(112,111)	(96)	—	204	118,340	6,337
Income (loss) before minority interest	(71,487)	103,576	159	14,429	(118,029)	(71,352)
Minority interest	—	—	—	—	64	64

Net income (loss)	(71,487)	103,576	159	14,429	(118,093)	(71,416)

Consolidated Statement’s of Cash Flows
for the year ended December 31, 2002

	Parent	Wholly- Owned	Majority- Owned	Non- Guarantor
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	(71,487)	103,576	159	14,429	(118,093)	(71,416)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	26,526	296	529	(311)	27,040
Amortization	400	577	—	—	—	977
Amortization of debt issuance cost	181	—	—	—	—	181
Provision for doubtful accounts	—	3,006	84	123	—	3,213
Provision for equipment and inventory obsolescence	—	2,864	—	—	—	2,864
Minority interest	—	—	—	—	64	64
Disposal and write-off of property, plant and equipment	—	2,986	5	8	—	2,999
Equity in losses of affiliates	(112,111)	(96)	—	204	118,340	6,337
Foreign currency transaction loss, net	148,635	(101,655)	140	(15,600)	—	31,520
Changes in operating assets and liabilities:
Accounts receivable	—	(1,612)	(46)	(200)	40	(1,818)
Prepaid and other assets	207	677	—	(6)	—	878
Accrued interest	31,285	(21,735)	(143)	472	—	9,879
Inventories	—	385	2	—	—	387
Suppliers	(199)	10,028	239	(138)	(35)	9,895
Accrual for contingencies	3.107	1.949	12	15	—	5.083
Taxes payable other than income taxes	(281)	602	(24)	80	—	377
Tax recovery program PAES/REFIS	(352)	(711)	—	—	—	(1.063)
Accrued payroll and related liabilities	—	(230)	(8)	(11)	—	(249)
Advances received from subscribers	—	(158)	(6)	2	—	(162)
Judicial deposits	—	(643)	(28)	(2)	—	(673)
Other	14	(719)	79	85	23	(519)
Net cash (used in) provided by operating activities	(601)	25,617	761	(10)	28	25,795

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(10,983)	(64)	(148)	—	(11,195)
Loans to related companies	(73,212)	(10)	(1,041)	45	54,293	(19,925)
Repayment of loans to related companies	85,529	—	548	9,334	(69,233)	26,178
Net cash used in investing activities	12,317	(10,993)	(557)	9,231	(14,940)	(4,942)

Cash flows from financing activities:
Bank loans	—	31,010	—	—	—	31,010
Dividends receivable and payable	(121,060)	106,978	—	14,082	—	—
Transfer of investments to dividends	152,175	(134,314)	—	(17,861)	—	—
Loans from shareholders	15,113	56,699	(3)	1,953	(54,325)	19,437
Repayments of loans from shareholders	(19,738)	(67,507)	—	(1,727)	69,234	(19,738)
Repayments of loans from banks	(6,302)	(26,644)	—	(9,383)	—	(42,329)
Net cash provided by financing activities	20,188	(33,778)	(3)	(12,936)	14,909	(11,620)

Effect of exchange rate changes	(31,887)	18,661	(197)	3,798	3	(9,622)

Net increase (decrease) in cash and cash equivalents	17	(493)	4	83	—	(389)
Cash and cash equivalents at beginning of the period	9	603	20	2	—	634
Cash and cash equivalents at end of the period	26	110	24	85	—	245

27.  Restatement of loss from operations for the year ended December 31, 2003

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2003, the Company’s management determined that a permanent impairment loss recorded on certain equity method investments should have been classified as a non-operating expense during the year ended December 31, 2003. This reclassification did not impact the Company’s shareholders’ deficiency, working capital, net loss or cash flows as of and for the year ended December 31, 2003 as previously reported.

	Year ended December 31, 2003
	As previously reported	As restated

Loss from operations	(18,515)	(12,618)

* * * * * * *

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

São Paulo — SP - Brasil

We have audited the accompanying balance sheets of CCS – CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA. (the “Company”) as of December 31, 2004 and 2003, and the related statements of operations, change in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil

July 8, 2005

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Balance Sheets

December 31, 2004 and 2003
(in thousands of U.S. dollars)

	December 31,
	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$689	$61
Inventories	86	70
Prepaid and other assets	3	2
Recoverable taxes	265	255
Other accounts receivable	—	12

Total current assets	1,043	400

Property, plant and equipment, net (Note 5)	2,083	2,099
Deferred income taxes (Note 4)	119	—
Loans to related companies (Note 3)	146	1,452
Judicial deposits	263	219

Total assets	$3,654	$4,170

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Balance Sheets, continued

December 31, 2004 and 2003
(in thousands of U.S. dollars)

	December 31,
	2004	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Film suppliers	$230	$145
Other suppliers	40	19
Taxes payable other than income taxes	105	368
Accrued payroll and related liabilities	13	13
Income taxes payable	328	—
Rent payable	—	134
Other accounts payable	172	91

Total current liabilities	888	770

Long-term liabilities
Taxes payable other than income taxes	302	384
Provision for claims (Note 8)	267	165

Total long-term liabilities	569	549

Shareholders’ equity
Common stock, no par value, 2,248,712 (4,850,000 – 2003) shares authorized, issued and outstanding (Note 6)	1,860	4,012
Accumulated other comprehensive loss	(298)	(1,449)
Accumulated income	635	288

Total shareholders’ equity	2,197	2,851

Total liabilities and shareholders’ equity	$3,654	$4,170

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Operations

for the years ended December 31, 2004 , 2003 and 2002
(in thousands of U.S. dollars)

	Year ended December 31,
	2004	2003	2002
Gross revenues
Monthly subscriptions	$2,447	$2,069	$1,887
Installation	26	42	57
Additional services	45	15	34
Taxes on revenues	(357)	(314)	(281)

	2,161	1,812	1,697

Direct operating expenses (excluding depreciation stated separately below)
Payroll and benefits	32	38	48
Programming	834	614	616
Other costs	224	311	266

	1,090	963	930

Selling, general and administrative expenses
Payroll and benefits	52	174	46
Advertising and promotion	12	12	14
Other selling, general and administrative expenses	149	137	182

	213	323	242

Depreciation	261	276	296

Operating income	597	250	229

Interest income	(223)	(257)	(178)
Interest expense	63	39	18
Foreign currency transaction (gain) loss, net	(63)	(65)	140
Other nonoperating expense, net	—	—	11

Income before income taxes	820	533	238

Income tax expense – current (Note 4)	304	328	79
Income tax (benefit)– deferred (Note 4)	(119)	—	—

Net income	$635	$205	$159
Other comprehensive income (loss) -
Foreign currency translation adjustment	(1,081)	(509)	1,007
Comprehensive income (loss)	$1,716	$714	$(848)

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2004, 2003 and 2002

(in thousands of U.S. dollars)

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total

Balance as of December 31, 2001	4,012	(76)	(951)	2,985

Foreign currency translation adjustment, net of tax of $0	—	—	(1,007)	(1,007)

Net income	—	159	—	159

Balance as of December 31, 2002	4,012	$83	$(1,958)	$2,137

Foreign currency translation adjustment, net of tax of $0	—	—	509	509

Net income	—	205	—	205

Balance as of December 31, 2003	4,012	$288	$(1,449)	$2,851

Foreign currency translation adjustment, net of tax of $0	—	—	1,151	1,151

Capital distribution	(2,152)	(288)	—	(2,440)

Net income	—	635	—	635

Balance as of December 31, 2004	$1,860	635	(298)	2,197

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Cash Flows

for the years ended December 31, 2004 ,2003 and 2002
(in thousands of U.S. dollars)

	Year Ended December 31,
	2004	2003	2002

Cash flows from operating activities:
Net income	$635	$205	$159
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	261	276	296
Provision for doubtful accounts	21	43	84
Provision for claims	102	153	12
Disposal and write-off of property, plant and equipment	—	—	5
Foreign currency transaction (gain) loss, net	(63)	(65)	140
Deferred income taxes	(119)	—	—
Accrued interest	(364)	(228)	(143)
Changes in operating assets and liabilities:
Accounts receivable	(4)	(38)	(46)
Prepaid and other assets	15	(1)	—
Inventories	(9)	(13)	2
Suppliers	83	(302)	239
Tax recovery program – PAES/ REFIS	(73)	—	—
Current income taxes	304	328	—
Taxes payable other than income taxes	(25)	232	(24)
Judicial deposits	(22)	—	—
Accrued payroll and related liabilities	(1)	6	(8)
Other	(66)	(165)	45

Net cash provided by operating activities	675	431	761

Cash flows from investing activities:
Purchases of property, plant and equipment	(87)	(56)	(64)
Loans to related companies	(7)	(1,267)	(1,041)
Repayments of loans to related companies	1,302	1,198	548

Net cash provided by (used in) investing activities	1,208	(125)	(557)

Cash flows from financing activities:
Principal payments on loans from related companies	—	—	(3)
Capital Distribution	(940)	—	—
Dividends paid	(576)	—	—

Net cash (used in) financing activities	(1,516)	—	(3)

Effect of exchange rate changes on cash and cash equivalents	261	(269)	(197)

Net increase in cash and cash equivalents	628	37	4
Cash and cash equivalents at beginning of year	61	24	20

Cash and cash equivalents at end of the year	$689	$61	$24

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

1.                                      The Company and its principal operations

CCS – Camboriú Cable System Telecomunicações Ltda. (the “Company”) renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in the city of Camboriú. The Company’s operations are substantially dependent on the Tevecap Group regarding programming, marketing, financial and administrative systems.

2.                                      Summary of significant accounting policies

Significant policies followed in the preparation of the financial statements are described below:

2.1.                            Basis of presentation

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”).

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management’s judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2.                            Accounting records

As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (“real”). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

2.3.                            Currency remeasurement

On January 1, 2000, Tevecap S.A. (“Tevecap”), parent company of the Company’s major shareholder TVA Sul Paraná Ltda., changed its functional currency from the United States dollar to the Brazilian real.  As the Company uses the functional currency of Tevecap, the Company also changed its functional currency from the United States dollar to the Brazilian real on January 1, 2000.    This change was performed in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

2.4.                            Cash and cash equivalents

Cash and cash equivalents are defined as cash and cash in banks and short-term investments in interest-bearing securities. Such short-term investments have original maturities of three months or less at the time of purchase and are readily convertible to cash.

2.5.                            Financial instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

•             The fair value of current financial assets and liabilities, including cash and cash equivalents, accounts receivable, other accounts receivable, accounts receivable from related parties, film suppliers, and other accounts payable approximates their respective carrying value due to their short-term nature.

•             The fair value of loans to and from related companies approximates their respective carrying value as interest on these loans is at market rates.

2.6.                            Accounts receivable

A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.7.                            Inventories

Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.8.                            Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 5.

2.9.                            Recoverability of long-lived assets to be held and used

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment write-downs made during the years ended December 31, 2004, 2003 and 2002.

2.10.                     Revenue recognition

Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

Other revenues are recognized as services are rendered.

2.11.                     Advertising and promotion costs

Costs of advertising and promotion are expensed as incurred

2.12.                     Deferred income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.13                        Comprehensive income (loss)

SFAS no. 130 “Reporting Comprehensive Income” establishes standards for reporting and disclosing comprehensive income and its components in a full set of financial statements. Comprehensive income/loss is being presented together with the statements of operation.

2.14                        Reclassifications

Certain prior years’ amounts have been reclassified for comparative purposes.

3.                                      Related party transactions

The following tables summarize the transactions between the Company and related parties as of December 31, 2004 and 2003:

	December 31,
	2004	2003
TVA Sul Paraná Ltda. (parent company)
Loans receivable	$146	$1,452

The Company and its related parties maintain a cash management system centralized at TVA Sul Paraná Ltda. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 2.02% per month as of December 31, 2004 (1.96% per month as of December 31, 2003 and 2.59% per month as of December 31, 2002). These loans do not have defined maturity dates.

4.                                      Income taxes

Deferred income taxes reflect the future tax consequences of net operating loss carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities.  A valuation allowance has not been established against the net deferred tax asset (primarily consisting of provisions) as management believes it is more likely than not that the deferred tax assets will be realized.  Accordingly, a benefit has been recognized for the Company’s net operating income and other deferred tax assets. As of December 31, 2004, the Company had no net operating loss carryforwards.

The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:
Provision for claims	59	58
Other	60	19

Total gross deferred tax asset	119	77

Less valuation allowance	—	(77)

Deferred tax asset	119	—

The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

	2004	2003	2002

Income (loss) before income taxes	$820	$533	$238
Statutory income tax rate	34%	34%	34%
Computed income tax expense (benefit)	278	181	81
Translation loss of tax losses	—	—	8
Deductible devaluation loss for Brazilian statutory purposes	1	13	(10)
Other	(17)	57	—
Change in valuation allowance	(77)	77	—

Income tax expense per statements of operations	$185	$328	$79

5.                                      Property, plant and equipment, net

As of December 31, 2004 and 2003, property, plant and equipment were comprised of:

	Annual Depreciation	December 31,
	Rate	2004	2003
	%
Reception equipment	20	$662	$605
Cable plant	10	769	704
Machinery and equipment	10	325	220
Decoders	10	115	101
Leasehold improvements	25	5	5
Building	4	2,220	2,039
Furniture and fixtures	10	47	43
Vehicles	20	43	40
Software	20	10	9
Tools	10	—	2
Other		6	8
Accumulated depreciation		(2,119)	(1,677)

		$2,083	$2,099

6.                                      Shareholder’s equity

Common stock as of December 31, 2004 and 2003 was comprised of:

	2004		2003
	$	Shares	$	Shares

Construtora ENE ESSE Ltda.	$744	899,485	$1,605	1,940,000
TVA Sul Paraná Ltda.	1,116	1,349,227	2,407	2,910,000

	$1,860	2,248,712	$4,012	4,850,000

On September 30, 2004, the Company completed a capital distribution to its shareholders amounting to $2,152, proportionally based on their respective participation.

7.                                      Loan guarantees

In November 1996, Tevecap, the Company’s parent company, issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange

Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap’s direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. repurchased 80.79% of these Notes.

On October 13, 2004, Tevecap filed a registration statement with the United States Securities and Exchange Commission to exchange the original Senior Notes due November 26, 1996, amounting to $48,022, for new 12.625% Senior Notes due 2009. On December 21, 2004, Tevecap completed the exchange offer with the participation of 85% of the Note holders, which held Notes amounting to $40,749 as of December 31, 2004. The new Notes are jointly and severally guaranteed by certain subsidiaries of Tevecap, including the Company.

8.                                      Litigation contingencies

Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

The Company has provided for losses on all cases where the assessment of management and legal counsel indicates that a loss is probable. Management believes that such legal matters will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

9.                                      Abril Health Care Plan

In February 1996, the Abril Health Care Plan, Associação Abril de Benefícios (the “Health Care Plan”), was created to provide health care to Abril S.A. Group employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2004, contributions made by the Company to the Health Care Plan amounted to $7 ($7 in 2003 and $6 in 2002).

10.                               Supplementary information - valuation and qualifying accounts and reserves

	Deferred Taxation Valuation Allowance	Provision for Doubtful Accounts	Provision for Claims
Balance as of December 31, 2001	$—	$107	$3
Additions	—	—	9
Deductions	—	(45)	—
Balance as of December 31, 2002	—	62	12
Additions	77	—	153
Deductions	—	35	—
Balance as of December 31, 2003	77	97	165
Additions	—	21	102
Deductions	(77)	—	—
Balance as of December 31, 2004	$—	$118	$267

11.                               Recent accounting pronouncements

In January 2003, FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

In May 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could accounting for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

• Mandatory redeemable shares, which the issuing company is obligated to by back in exchange for cash or other assets.

• Instruments, other than outstanding shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as market index, or vary inversely with the value of the issuers’ shares.

• Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or vary inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company’s financial statements.

In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46’s effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For variable interest entities created as acquired prior to February 1, 2003, the provision to FIN 46 (revised) must be applied by foreign private issuers beginning on January 1, 2004 for special purpose entities and by December 31, 2004 for all other types’ entities. The adoption of FIN 46R did not have any impact on the Company’s operations in 2004.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The Company will apply this standard if nonmonetary assets exchanges occur in the fiscal years beginning after June 15, 2005.

* * * * * * *

GLOSSARY

ABC:  ABC, Inc., formerly known as “Capital Cities/ABC, Inc.”

Abril:  Abril Comunicações S.A.

Abril Credit Facility:  A revolving credit facility, dated December 6, 1995, between Tevecap, as the borrower, and Abril, as the lender.

ADSL:  Asymmetrical Digital Subscriber Line.

ANATEL:  Agência Nacional de Telecomunicações (National Telecommunications Agency), an independent Brazilian federal agency authorized to regulate the Brazilian subscription television industry.

Average Revenue per User (ARPU):  Total revenue derived from a subscriber television system divided by the average number of subscribers for that period.

BBC:  British Broadcasting Corporation.

C-Band:  A satellite transmission system which provides a signal on the “c” bandwidth.

Cable:  A Cable network employs electromagnetic transmission over coaxial and/or fiber optic cable to transmit multiple channels carrying images, sound and data between a central facility and individual customers’ television sets.  Networks may allow one-way (from a headend to a residence and/or business) or two-way transmission from a headend to a residence and/or business with a data return path for the headend.

Cable license:  A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing Cable services for a specific franchise/license area.

Canbras:  Canbras Communications Corp., a Canadian corporation.

Central Bank:  Central Bank of Brazil (Banco Central do Brasil)

Churn:  With respect to a pay television system for a given period, the quotient expressed as a percentage of (i) the number of subscribers disconnected from such system less the number of formerly disconnected subscribers reconnected to the system divided by (ii) the number of subscribers to the system as of the beginning of the period plus the number of subscribers added to the system.

CMIF:  Chase Manhattan International Finance Ltd., an affiliate of JPMorgan Chase Bank which holds a 3.7% interest in Tevecap through two wholly owned subsidiaries.

Coaxial cable:  Cable consisting of a central conductor surrounded by and insulated from another conductor.  It is the standard material used in traditional Cable systems.  Signals are transmitted through it at different frequencies, giving greater channel capacity than is possible with twisted pair cable, but less than is allowed by optical fiber.

Company:  Tevecap, together with its consolidated subsidiaries.

CPCT:  Centrais Privadas de Comutação Telefônica, certain private telephone networks comparable to private branch exchanges (PBX) found in larger apartment complexes, hotels and businesses in the United States.

DBS:  Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

DIRECTV:  Brazil’s first digital Ku-Band service, which is operated by Galaxy Brasil and Galaxy Latin America.

DISTV:  The distribution of television signals by physical means (i.e., by Cable) to end users, generally limited to signals without interference by a DISTV operator with the signal content.

Editora Abril:  Editora Abril S.A., a Brazilian corporation controlled by Robert Civita.

ESPN Brasil:  Programming provided by ESPN Brasil Ltda., an indirect subsidiary of ESPN, Inc., with equity provided by ABC, Hearst and Globo.

Event Put:  A triggering event under the Stockholders Agreement pursuant to which each of the Stockholders (other than Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares.

Falcon International:  Falcon International Communications (Bermuda L.P.), a subsidiary of Falcon International Communications, L.L.C., a Delaware limited liability company.

Falcon Time Put:  A provision of the Stockholders Agreement pursuant to which Falcon International may, in certain circumstances, demand that Tevecap purchase all or a portion of the shares held by Falcon International.

Fiber optic cable:  Cable made of glass fibers through which signals are transmitted as pulses of light.  Fiber optic cable has the capacity for a large number of channels.

Financial Statements:  The audited financial statements of Tevecap and its subsidiaries and the notes thereto included herein.

Galaxy Brasil:  Galaxy Brasil S.A., a former wholly-owned subsidiary of Tevecap that was sold to Galaxy Latin America in July 1999.

Galaxy Latin America: Galaxy Latin America, LLC.

Globo:  Globopar and TV Globo, the owners of a number of Brazil’s over the air channels.

Globopar:  Globo Comunicações e Participações Ltda.

Guarantors:  TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., CCS Camboriú Cable System de Telecomunicações Ltda., TVA Programadora Ltda., TVA Network Ltda. and TVAPAR S.A.

HABC II:  Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership held a 15.3% equity interest in Tevecap until December 2003.

HBO Brasil:  Programming provided by HBO Brasil Partners.

Headend:  A collection of hardware, typically including satellite receivers, modulators, amplifiers and videocassette playback machines.  Signals, when processed, are then combined for distribution within the Cable network.

Hearst:  The Hearst Corporation.

Homes Passed:  Homes that can be connected to a Cable distribution system without further extension of the distribution network.

IBGE:  Instituto Brasileiro de Geografia e Estatística.

Interactive services:  Services commonly referred to as pay-on-demand, shop-at-home, video games, ATM services, or such other interactive services as video phone and telephony which can be more easily provided with the development of high-capacity hybrid fiber optic/coaxial distribution networks.

JPMorgan Parties:  Two wholly owned subsidiaries of CMIF through which CMIF holds its equity interest in Tevecap.

Ku-Band:  A satellite transmission system which provides a signal over the “ku” bandwidth.

MMDS (Multi-channel multi-point distribution system):  A one-way radio transmission of television channels over microwave frequencies from a fixed station transmitting to multiple receiving facilities located at fixed points.

MMDS license:  A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing MMDS services for a specific franchise/license area.

MTV Brasil:  MTV Brasil Ltda., a Brazilian limitada in which Abril holds a 70% equity interest and Viacom Brasil Holdings Ltda. (an indirect subsidiary of Viacom International) holds the remaining 30% equity interest.

News Corporation:  News Corporation plc.

Owned Systems:  TVA Sistema and TVA Sul.

Pay-per-view:  Payment made for individual programs rather than a monthly subscription for a whole channel or group of channels.  Pay-per-view channels currently provide certain popular sporting events or major motion pictures for which customers may be prepared to make a special payment.

Penetration rate:  The measurement of the take-up of Cable services.  The penetration rate as of a given date is calculated by dividing the number of subscribers connected to a system on such date by the total number of homes passed in such system.

Real Plan:  A Brazilian Government stabilization program, announced in December 1993, aimed at curtailing inflation and building a foundation for sustained economic growth.

Regulatory Put:  A provision in the Stockholders Agreement pursuant to which an Event Put is triggered if the amount of capital stock held by a Stockholder (other than Abril) exceeds the amount allowed under an appropriate legal restriction.

SAP:  Second Audio Programming, which provides the option of audio in a second language for the programming on channels for which it is offered.

Securities Act:  United States Securities Act of 1933, as amended.

Senior Notes: Tevecap’s 250,000,000 12 5/8% Senior Notes due 2004 issued on November 26, 1996.

Stockholders:  Tevecap, Robert Civita, Abril, the JPMorgan Parties and Falcon International.

Stockholders Agreement:  Stockholders Agreement, dated December 6, 1995, among the Stockholders.

Telecommunications Code:  The Brazilian Telecommunications Code of 1962, as amended.

Tevecap:  Tevecap S.A.

TV Homes:  The number of households in a given area possessing at least one television set.

TV Show Time:  Televisão Show Time Ltda., a Brazilian limitada in which the estate of Matias Machline and an associate currently hold a 53% equity interest and in which the remaining 47% is currently held by various Abril shareholders.

TVA:  Tevecap S.A. and its consolidated subsidiaries and affiliates.

TVA Banda C:  TVA Banda C Ltda., a Brazilian limitada in which TVA held a 100% equity interest prior to the sale of TVA Banda C to Galaxy Latin America in July 1999.

TVA Brasil:  TVA Brasil Radioenlaces S.A., a Brazilian limitada in which the estate of Matias Machline currently holds a 50% equity interest and in which the remaining 50% is currently held by various Abril shareholders.

TVA Sistema:  TVA Sistema de Televisão S.A., a Brazilian corporation in which Tevecap holds a 100% equity interest.

TVA Sul:  The operations of TVA Sul Paraná Ltda., a Brazilian limitada in which TVA holds a 100% equity interest, and CCS-Camboriú Cable System de Telecomunicações Ltda., a Brazilian limitada in which TVA Sul Paraná Ltda. holds a 60% equity interest and an unaffiliated third party holds the remaining 40% equity interest.

UHF:  Broadcast of a television signal at an ultra-high frequency over a given geographical area.

VCR:  Video cassette recorders.